Filed by Satellogic Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Additional Subject Companies: CF Acquisition Corp. V

Commission File No.: 001-39953

SUPPLEMENT NO. 1 DATED JANUARY 18, 2022

TO THE PROXY STATEMENT OF CF ACQUISITION CORP. V

AND THE PROSPECTUS OF SATELLOGIC INC.

DATED NOVEMBER 12, 2021

This proxy statement/prospectus supplement (this “Supplement”) supplements the disclosures contained in the proxy statement/prospectus (the “Proxy Statement/Prospectus”) dated November 12, 2021 relating to (x) the special meeting of stockholders (the “Special Meeting”) of CF Acquisition Corp. V, a Delaware corporation (“CF V”), at which its stockholders (the “CF V Stockholders”) will consider and vote upon, among other things, a proposal, which we refer to as the “Business Combination Proposal,” to adopt the Agreement and Plan of Merger, dated as of July 5, 2021 (the “Merger Agreement”), by and among (i) CF V; (ii) Satellogic Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of Satellogic (“PubCo”), (iii) Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of PubCo (“Merger Sub 1”), (iv) Ganymede Merger Sub 2 Inc., a Delaware corporation and a direct wholly owned subsidiary of PubCo (“Merger Sub 2”), and (v) Nettar Group Inc. (d/b/a Satellogic), a business company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”) and (y) the issuance of PubCo Class A ordinary shares, par value $0.0001 per share (“PubCo Class A Ordinary Shares”) and warrants to purchase PubCo Class A Ordinary Shares (“PubCo Warrants”) pursuant to the Merger Agreement.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) Merger Sub 1 will merge with and into the Company (the “Initial Merger”) whereby the separate existence of Merger Sub 1 will cease and the Company will be the surviving corporation of the Initial Merger and become a direct wholly owned subsidiary of PubCo, and (ii) following confirmation of the effective filing of the Initial Merger, Merger Sub 2 will merge with and into CF V (the “SPAC Merger” and together with the Initial Merger, the “Mergers” and the transactions contemplated by the Merger Agreement, including the Mergers, the “Business Combination”), the separate existence of Merger Sub 2 will cease and CF V will be the surviving corporation of the SPAC Merger and a direct wholly owned subsidiary of PubCo.

This Supplement updates the Proxy Statement/Prospectus to reflect certain developments that occurred after November 12, 2021, the date of the Proxy Statement/Prospectus, including CF V’s previously announced adjournments of the special meeting, and the terms of an additional financing transaction entered into by and among CF V, PubCo and Liberty (as defined below).

Except as described in this Supplement, the information in the Proxy Statement/Prospectus continues to be applicable. The information provided in this Supplement, the annexes to this Supplement and the documents referred to in this Supplement should be read in conjunction with the Proxy Statement/Prospectus, the annexes to the Proxy Statement/Prospectus and the documents referred to in the Proxy Statement/Prospectus, each of which should be read in its entirety. To the extent that information in this Supplement differs from, updates or conflicts with information contained in the Proxy Statement/Prospectus, the information in this Supplement is more current and supplements and supersedes the information in the Proxy Statement/Prospectus. If you need another copy of the Proxy Statement/Prospectus or a copy of this Supplement, please contact CF V’s proxy solicitor, Morrow Sodali LLC (“Morrow”), by toll-free telephone at (800) 662-5000 or (203) 658-9400 (banks and brokers), or by email at CFV.info@investor.morrowsodali.com. The Proxy Statement/Prospectus and this Supplement may also be found on the Internet at www.sec.gov. See the section entitled “Where You Can Find More Information” beginning on page 293 of the Proxy Statement/Prospectus. Capitalized terms used in this Supplement but not defined herein shall have the meanings assigned to such terms in the Proxy Statement/Prospectus.

The information contained in this Supplement speaks only as of January 18, 2022, unless the information specifically indicates that another date applies.

These supplemental disclosures will not affect the merger consideration to be paid to CF V’s and Company’s stockholders in connection with the Business Combination. The CF V Board continues to recommend that you vote “FOR” each proposal being considered at the Special Meeting.

Adjournment of Special Meeting; Redemption Rights

Special Meeting

As previously announced, CF V adjourned the Special Meeting from December 8, 2021 to December 20, 2021, December 30, 2021, and then January 24, 2022. CF V adjourned the Special Meeting to January 24, 2022 to allow time for CF V and PubCo to complete negotiations on the terms of a new financing transaction with an investment vehicle managed by Liberty 77 Capital L.P. described below under “Recent Developments–Liberty Investment” with respect to which definitive agreements were executed on January 18, 2022.

The Special Meeting will reconvene on January 24, 2022 at 11:00 a.m. (Eastern Time). Holders of CF V Common Stock will be able to attend, vote their shares and submit questions during the Special Meeting via a live webcast available at https://www.cstproxy.com/cfacquisitioncorpv/2021. The record date for stockholders entitled to vote at the Special Meeting remains November 1, 2021. Holders of CF V Class A Common Stock may vote (or change their previous vote) in accordance with the procedures described in the Proxy Statement/Prospectus.

The CF V Board continues to recommend that you vote “FOR” each proposal being considered at the Special Meeting.

The Closing of the Business Combination is expected to occur promptly following stockholder approval of the Business Combination Proposal.

Redemption Rights

Pursuant to the CF V Charter, CF V provided its public stockholders with the opportunity to redeem, upon the Closing, shares of CF V Class A Common Stock then held by them for cash equal to their pro rata share of the aggregate amount on deposit (as of two (2) business days prior to the Original Meeting Date) in the Trust Account that holds the proceeds (including interest but less taxes payable) of the IPO. The CF V public stockholders were required to exercise any redemption rights on or before 5:00 p.m. Eastern Time on December 6, 2021 (the “Redemption Period”). Upon the expiry of the Redemption Period, CF V had received notice that holders of its Class A Common Stock elected to redeem approximately 22.67 million shares, or approximately 90.7% of the shares that were eligible for redemption, for an aggregate redemption price of approximately $226.7 million.

In connection with the entry into the Liberty Investment (as defined below), the CF V Board determined to give the CF V public stockholders that hold shares of CF V Class A Common Stock and did not previously exercise their right to have their shares of CF V Class A Common Stock redeemed (an “Eligible CF V Stockholder”), a further opportunity to exercise their redemption rights prior to the Special Meeting to be held on January 24, 2022. Any Eligible CF V Stockholder that wishes to exercise their redemption rights must, prior to 5:00 p.m., Eastern time, on January 20, 2022 (two (2) business days before the Special Meeting), tender their shares physically or electronically and submit a request in writing that CF V redeem their CF V Public Shares for cash in accordance with the procedures described in the Proxy Statement/Prospectus. CF V Stockholders that previously submitted a redemption request may request to have such redemption request withdrawn. Such withdrawal request is subject to the consent of CF V.

As a result of the extension of the redemption period to redeem shares in connection with the Special Meeting to be held on January 24, 2022, the final number of redeemed shares is subject to change.

Recent Developments

Liberty Investment

On January 18, 2022, PubCo and CF V entered into a Subscription Agreement (the “Liberty Subscription Agreement”) with Liberty Strategic Capital (SATL) Holdings, LLC (the “Liberty Investor”), a Cayman Islands limited liability company and investment vehicle managed by Liberty 77 Capital L.P. (the “Liberty Manager” and together with the Liberty Investor, “Liberty”) pursuant to which the Liberty Investor agreed to purchase, and PubCo agreed to issue and sell to the Liberty Investor, following satisfaction or waiver of the conditions in the Liberty Subscription Agreement (the closing date of the Liberty Investment (as defined below), the “Liberty Closing”), (i) 20,000,000 PubCo Class A Ordinary Shares (the “Liberty Shares”), (ii) 5,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) PubCo Class A Ordinary Share at an exercise price of $10.00 per share (the “$10.00 Liberty Warrants”), and (iii) 15,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) PubCo Class A Ordinary Share at an exercise price of $15.00 per share (the “$15.00 Liberty Warrants” and together with the $10.00 Liberty Warrants, the “Liberty Warrants”), in a private placement (the “Liberty Investment”) for an aggregate purchase price of $150.0 million. The Liberty Warrants will be issued at the Liberty Closing, will expire on the fifth anniversary thereof and will, except as described below, otherwise generally have the same terms and conditions as the Private Placement Warrants. For so long as Liberty or its permitted transferees hold Liberty Warrants, such held warrants will not be redeemable by PubCo.

Closing of the Liberty Investment is subject to customary closing conditions, including the consummation of the Business Combination and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act relating to such investment, and is therefore expected to close in the first half of February 2022. Consequently, the closing of the Business Combination is expected to occur prior to the closing of the Liberty Investment.

In connection with the issuance of the Liberty Shares and the Liberty Warrants, (i) PubCo has agreed to provide the Liberty Investor with the same registration rights with respect to the Liberty Securities (as defined below) as PubCo provided to the PIPE Subscribers in the PIPE Subscription Agreements, and (ii) the Liberty Investor has agreed to subject the Liberty Securities (other than the Advisory Fee Warrants or any shares issuable in respect thereof) to transfer restrictions for a period of one year following the Closing of the Business Combination. For a discussion of these rights held by the PIPE Investors see “Shares Eligible For Future Sale-Registration Rights” of the Proxy Statement/Prospectus. The “Liberty Securities” means the Liberty Shares, the Liberty Warrants, and the PubCo Class A Ordinary Shares issuable upon exercise of the Liberty Warrants and the Advisory Fee Warrants (as defined below).

Contemporaneously with the execution of the Liberty Subscription Agreement, PubCo, Liberty and Sponsor entered into a letter agreement (the “Liberty Letter Agreement”) pursuant to which PubCo agreed that, for so long as the Liberty Investor (or affiliates managed by the Liberty Manager or its affiliates) hold, in the aggregate, at least 6,666,666 PubCo Class A Ordinary Shares, (i) the Liberty Investor will have the right to nominate two directors for election to the PubCo Board by the PubCo shareholders, which director nominees must be reasonably acceptable to PubCo (the “Liberty Directors”), (ii) the Liberty Investor will have the right to nominate one Liberty Director to serve on each committee of the PubCo Board, (iii) so long as PubCo Class B Ordinary Shares are outstanding, PubCo will be required to obtain the consent of the Liberty Investor if PubCo were to issue in a transaction, or series of transactions, a number of shares that equals or exceeds 20% of the outstanding PubCo Ordinary Shares on a fully diluted basis, subject to exceptions for issuances by PubCo in connection with (a) any acquisition by PubCo of equity interests, assets, properties or business of any person, (b) any merger, consolidation or other business combination involving PubCo, (c) any transaction or series of related transactions involving a change of control of PubCo or (d) any equity split, payment of distributions or any similar recapitalization, and (iv) PubCo will pay the Liberty Manager an advisory fee for advisory services to be provided by the Liberty Investor and the Liberty Directors to PubCo of (x) warrants to purchase 2,500,000 PubCo Class A Ordinary Shares, at an exercise price of $10.00 per PubCo Class A Ordinary Share (the “Advisory Fee Warrants”) to be issued at the Liberty Closing, which will be exercisable beginning at the Liberty Closing and will expire five years from the date thereof, and (y) $1.25 million to be paid on each of the six quarterly anniversaries beginning on the 18 month anniversary of the Liberty Closing (the “Advisory Fee Cash Payments”). In exchange for the Advisory Fee, the Liberty Investor has agreed to be reasonably available from time to time to advise PubCo until the occurrence of a Cessation Event (defined below). In the event that the Liberty Investor (or affiliates of the Liberty Investor managed by the Liberty Manager or its affiliates) no longer holds, in the aggregate, at least 6,666,666 PubCo Class A Ordinary Shares (a “Cessation Event”), (i) the Liberty Investor’s right to nominate two directors will cease immediately and the terms of any then-serving Liberty Directors will expire at the next election of directors and (ii) the Liberty Manager will no longer be entitled to receive any additional Advisory Fee Cash Payments. In addition, so long as a Cessation Event has not occurred, Mr. Kargieman agreed to vote the PubCo Ordinary Shares held by him in favor of the election of the Liberty Director nominees. Mr. Kargieman will also cause any transferee of his PubCo Class B Ordinary Shares to agree to such obligations (other than in the case of a transfer of PubCo Class B Ordinary Shares to a transferee that would result in automatic conversion of such PubCo Class B Ordinary Shares into PubCo Class A Ordinary Shares in accordance with the PubCo Governing Documents).

In connection with the Liberty Letter Agreement, PubCo will amend the PubCo Governing Documents in the manner set forth in Annex A hereto (the “Amended PubCo Governing Documents”) to, among other things, modify the voting rights of the holders of PubCo Class B Ordinary Shares from ten votes per share to a number of votes per share such that, upon the Liberty Closing, the aggregate number of votes attributable to the PubCo Class B Ordinary Shares equal the number of aggregate number of votes attributable to PubCo Ordinary Shares held by the Liberty Investor (subject to certain adjustments). See “Management of PubCo following the Business Combination—Amended PubCo Governing Documents” for a description of those amendments.

The parties to the Liberty Letter Agreement have agreed that the Liberty Directors will initially be Secretary Steven Terner Mnuchin, who will serve as PubCo’s Non-Executive Chairman, and an individual to be designated by Liberty prior to the Liberty Closing who is reasonably acceptable to PubCo. Information relating to Secretary Mnuchin is set forth below under “Management of PubCo following the Business Combination.” In addition, the parties agreed that (i) for so long as Emiliano Kargieman and his affiliates own beneficially at least one-third of the number of shares of PubCo owned on the Closing Date (subject to customary adjustments for corporate events), Mr. Kargieman will have the right to designate two directors for election to the PubCo Board by the PubCo shareholders, one of whom will be Mr. Kargieman and the other shall be reasonably acceptable to Liberty and Sponsor, who will initially be Marcos Galperin, (ii) for so long as Sponsor and its affiliates own beneficially at least one-third of the number of shares of the PubCo owned on the Closing Date (subject to customary adjustments for corporate events), Howard Lutnick will be designated for election to the PubCo Board by PubCo’s shareholders and (iii) three initial directors will be Ted Wang, Brad Halverson and an individual designated by Mr. Kargieman who is reasonably acceptable to Liberty and whose appointment shall be in compliance with NASDAQ listing requirements, each of whom will be appointed prior to Closing.

PubCo and CF V entered into the Liberty Subscription Agreement to ensure, in light of redemptions as of the expiry of the Redemption Period, that PubCo has sufficient cash to implement its business strategy over the next several years. CF V Stockholders that do not redeem their shares of CF V Class A Common Stock should be aware that the issuance of the Liberty Shares and any PubCo Ordinary Shares issued upon exercise of the Liberty Warrants or the Advisory Fee Warrants, will result in greater dilution to the equity interests of existing CF V Stockholders that do not redeem their shares of CF V Class A Common Stock than originally anticipated, and may adversely affect prevailing market prices for PubCo Ordinary Shares and/or PubCo Warrants.

It is anticipated that upon Closing, and assuming the Liberty Closing occurred concurrently with the Closing, (i) existing CF V Stockholders (other than the Sponsor Related Parties) will own approximately 2.1% of the outstanding PubCo Ordinary Shares, (ii) the Company’s existing securityholders (including the holders of the Company Series X Preference Shares and the holder of Convertible Notes) will own approximately 66.8% of the outstanding PubCo Ordinary Shares, (iii) the Sponsor Related Parties, through their ownership of shares of CF V Common Stock on the date hereof and through the Sponsor’s participation in the PIPE Investment and the Amended and Restated Forward Purchase Contract and after giving effect to the issuance of PubCo Class A Ordinary Shares in satisfaction of certain fees owed to the Sponsor Related Parties, will own approximately 10.2% of the outstanding PubCo Ordinary Shares, (iv) the Liberty Investor will own approximately 17.8% of the outstanding PubCo Ordinary Shares, and (v) the PIPE Investors (other than the Sponsor), through their participation in the PIPE Investment, will own approximately 3.1% of the outstanding PubCo Ordinary Shares.

Pursuant to the PIPE Engagement Letter, as amended by that certain amendment dated as of January 18, 2022, CF V engaged CF&Co. to act as lead placement agent for any securities offering by the CF V or PubCo, and to provide CF V certain customary services in connection with such securities offerings (including the Liberty Investment). Pursuant to the PIPE Engagement Letter, CF&Co. is entitled to a placement fee equal to 4.0% of the gross proceeds received or receivable in connection with the PIPE Investment and the Liberty Investment. The placement fees will be paid in the form of newly-issued PubCo Class A Ordinary Shares, as further described in the section entitled “Cantor Fee Letters” below.

In connection with the execution of the Liberty Subscription Agreement, the Liberty Subscriber and PubCo also agreed that, in the event Hannover is granted appraisal rights in respect of its Convertible Notes (x) PubCo will raise equity financing to cover such judgment and (y) if the appraised price per share (assuming conversion into PubCo Class A Ordinary Shares pursuant to the Merger Agreement) is materially greater than the price at which PubCo raises equity financing to cover such judgment, then PubCo will indemnify the Liberty Subscriber for its pro rata share of such loss by issuing it additional PubCo Class A Ordinary Shares. Conversely, if the appraised price per share is materially less than the price at which PubCo raises equity financing to cover any judgment, PubCo will issue additional PubCo Class A Ordinary Shares to all shareholders other than the Liberty Subscriber, so such shareholders (other than the Liberty Subscriber) receive the benefit of the appraisal judgment. For background, see the risk factor entitled “Hannover Holdings S.A. has provided notice that it may seek appraisal rights or assert claims in connection with the Business Combination” in the Proxy Statement/Prospectus.

The foregoing is a summary of the material terms of the Liberty Subscription Agreement and the Liberty Letter Agreement. Copies of the Liberty Subscription Agreement and Liberty Letter Agreement are attached as Annexes B and C, respectively, to this Supplement and are incorporated by reference into this Supplement. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Liberty Subscription Agreement and the Liberty Letter Agreement.

Loan Extension

On December 7, 2021, the Company entered into the Amendment to Loan and Security Agreement (the “First Amendment”) with Columbia River Investment Limited (“CRIL”) which amends the Columbia Loan to, among other things, (i) extend the date on which the Company is required to pay all amounts due under the Columbia Loan from the closing date of the Business Combination to December 31, 2021 if aggregate redemptions by the CF V Stockholders exceed 50% of the amount in the Trust Account, (or a later date if mutually agreed to by the Company and CRIL) and (ii) extend the “Perfection Date” to the earlier of (a) December 31, 2021 and (b) the date the Company perfects the security interest on any collateral under its other indebtedness and (iii) make certain other conforming amendments.

The descriptions of the First Amendment contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the First Amendment, which is filed as Exhibit 99.2 to that Report on Form 6-K filed by PubCo with the U.S. Securities and Exchange Commission (the “SEC”) on December 10, 2021 and is incorporated herein by reference.

On December 23, 2021, the Company entered into Amendment No. 2 to Loan and Security Agreement (the “Second Amendment”) which amends the Columbia Loan, to, among other things, (i) extends the date on which the Company is required to pay all amounts due under the Columbia Loan from December 31, 2021 (if the Business Combination closed on or prior to December 31, 2021 and the aggregate redemptions by CF V Stockholders exceed 50% of the amount in the Trust Account) to January 15, 2022 (if the Business Combination closed on or prior to December 31, 2021 and the aggregate redemptions by CF V Stockholders exceed 50% of the amount in the Trust Account), or a later date if mutually agreed to by the parties, (ii) extends the Perfection Date (as defined in the Columbia Loan) to the earlier of (a) January 15, 2022 and (b) the date the Company perfects the security interest on any collateral under its other indebtedness, and (iii) makes certain other conforming amendments.

The descriptions of the Second Amendment contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Second Amendment, which is filed as Exhibit 99.1 to that Report on Form 6-K filed by PubCo with the SEC on December 27, 2021 and is incorporated herein by reference.

Promissory Note

The Company and Cantor Fitzgerald Securities, a New York general partnership and an affiliate of the Sponsor (“CF Securities”), entered into a Secured Promissory Note, dated December 23, 2021 (as modified by that certain letter agreement, dated December 30, 2021, and as further amended, amended and restated, supplemented or otherwise modified from time to time, the “Promissory Note”), pursuant to which, CF Securities agreed to loan the Company (i) $7,500,000 (the “Initial Loan”) and (ii) if requested by the Company, up to an additional $7,500,000, which the Company may request until the earlier to occur of (A) the closing of the Transactions and the Permitted Equity Issuance (as defined below), and (B) February 15, 2022 (the “Additional Loan” and together with the Initial Loan, the “Loans”).

The Loans will bear interest at a rate of 7.00% per annum provided that in the event that the Loans are paid in full simultaneously with the closing of the Business Combination with the proceeds of an equity issuance of at least $100 million (as described in the Promissory Note) that is consummated on or prior to the closing of the Business Combination (or following the closing of the Business Combination, subject to a binding commitment in respect thereof received prior to such closing), including the Liberty Investment (“Permitted Equity Issuance”), the Loans shall bear interest at a rate of 5.00% per annum. Interest is payable quarterly commencing on March 31, 2022.

The Promissory Note matures on the earlier of (i) December 23, 2022, (ii) the maturity date under the Columbia Loan Agreement, as it may be extended and (iii) the closing of the Business Combination if the Permitted Equity Issuance is consummated on or prior thereto. The Company is required to repay all or a portion of the Promissory Note from the cash proceeds of any Permitted Equity Issuance or any other issuance of any equity interests in the Company as set forth in the Promissory Note (the “Mandatory Repayment”). The Company may prepay at any time upon notice all or any portion of the Promissory Note (a “Voluntary Prepayment”). In the event of a Mandatory Repayment or Voluntary Prepayment, the Company will be required to pay CF Securities a make-whole premium equal to the aggregate interest payments that would be due with respect to any repaid amounts through December 23, 2022 as if no such repayment had occurred at a rate of 7.00% per annum with respect to any Voluntary Prepayment and 5.00% per annum with respect to any Mandatory Repayment in connection with a Permitted Equity Issuance that is consummated on or prior to the closing of the Business Combination (or following the closing of the Business Combination, subject to a binding commitment in respect thereof received prior to such closing).

As a condition to the Initial Loan, PubCo and the Company have agreed that all conditions to the closing of the Business Combination have been satisfied or waived (other than the CF V Stockholders’ approval of the Business Combination, but including the condition that requires that the Available Cash be no less than the Minimum Cash Amount). PubCo and the Company have also agreed to consummate the Transactions contemplated by the Merger Agreement within one day of CF V having obtained the approval of the Business Combination by the CF V Stockholders.

The Promissory Note includes customary representations, warranties and events of default. The Promissory Note also includes specified affirmative and negative covenants including an obligation to provide CF Securities quarterly and annual financial statements within a certain period of time and limitation on debt incurrences, liens, restricted payments, dispositions and investments. The Promissory Note is secured by a security interest in certain assets of the Company and its subsidiaries. Upon the earlier of (a) the date of the closing of the Business Combination and (b) the date the Company’s presently outstanding convertible notes are paid and fully terminated, the Promissory Note will be secured by substantially all of the assets and equity interests of the Company and its subsidiaries.

The Proxy Statement/Prospectus includes a description of the interests of the Sponsor and CF V’s officers and directors in the Business Combination which could be different from, or in addition to, those of CF V Stockholders and CF V warrant holders generally. In considering these interests, CF V Stockholders and CF V warrant holders should also consider that the Sponsor is affiliated with CF Securities. As such, the Sponsor may benefit from the terms of the Promissory Note and the conditions thereto, including the interest payments made by PubCo on the Promissory Note and the make-whole premium due upon a Mandatory Repayment or Voluntary Prepayment. In addition, CF&Co., an affiliate of the Sponsor, is entitled to a 4% placement fee in connection with the Liberty Investment which will be paid in the form of PubCo Class A Ordinary Shares as described below under “Cantor Fee Letters”.

On January 18, 2022, CF Securities, PubCo and the Company entered into a Waiver Letter (the “Promissory Note Waiver Letter”) pursuant to which the Company agreed to repay the Initial Loans, including all principal and interest, on the Closing of the Business Combination in PubCo Class A Ordinary Shares. CF Securities will be issued 788,021 PubCo Class A Ordinary Shares pursuant to the Promissory Note Waiver Letter (the “Promissory Note Shares”). Pursuant to the Promissory Note Waiver Letter, CF Securities will be entitled to receive Additional Shares on substantially the same terms as the PIPE Investors pursuant to the Subscription Agreements. For a discussion of these rights held by the PIPE Investors see “The Business Combination Proposal-Related Agreements-PIPE Subscription Agreements” of the Proxy Statement/Prospectus.

The descriptions of the Promissory Note contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Promissory Note, which is filed as Exhibit 99.2 to that Report on Form 6-K filed by PubCo with the SEC on December 27, 2021 and is incorporated herein by reference.

Cantor Fee Letters

Pursuant to a fee letter dated as of January 18, 2022 (the “CF Fee Letter”), CF V, PubCo and CF&Co. agreed that of the CF V Transaction Expenses payable to CF&Co., which in aggregate total approximately $21.94 million (comprised of $5.0 million of M&A advisory fees, $8.75 million of business combination marketing fees, and approximately $8.19 million of placement agent fees), only the M&A advisory fees would be paid in cash with the remainder being paid in the form of an aggregate of 2,058,229 newly-issued PubCo Class A Ordinary Shares, 600,000 of which are subject to adjustment on the same terms available to the PIPE Investors, as further described in the section “The Business Combination Proposal-Related Agreements-PIPE Subscription Agreements” of the Proxy Statement/Prospectus.

Financial Projections

In connection with the Liberty Investment, PubCo updated its financial projections through December 31, 2025. The updated financial projections reflect PubCo’s changes in current assumptions including:

(1)

Fewer satellites in orbit due to future enhancements in capability and capacity of the satellites (i.e. fewer satellites required in the constellation to reach weekly and daily remapping of the Earth) and reduced revenue growth.

(2)

Delayed revenue growth resulting from delayed funding due to a longer-than-anticipated closing of the Business Combination, improved visibility to the immediately addressable market and pipeline, and a generally more conservative view of market penetration by the Company.

(3)

Reduced cost of goods sold corresponding to revised constellation and delayed revenue growth resulting in lower anticipated sales commissions partially offset by a higher number of ground station passes and cloud storage resulting from high capture and downlink volumes for accelerated growth of the imagery catalog available for sale.

(4)

Reduced operating expenses corresponding to revised constellation and revenue growth resulting in lower headcount partially offset by improved visibility associated with operating expenses required to scale the Company.

(5)	Reduction in capital expenditures driven by lease of high throughput facility versus acquisition, fewer satellites in orbit, and improved costs and payment terms of satellite components.

(6)

Inclusion of estimated income taxes, including withholding taxes that the Company may be subject to as a result of selling into foreign jurisdictions in which the Company does not have local economic substance under its current contracting model.

The Company provided CF V with internally prepared forecasts, including for the periods ending December 31, 2022, 2023, 2024 and 2025. This prospective financial information was not prepared with a view toward compliance with IFRS or GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The forecasts were prepared solely for internal use, capital budgeting and other management purposes. The forecasts were not used by the CF V Board when evaluating the merits of the Business Combination or when determining whether to recommend the Business Combination to holders of CF V Common Stock. The forecasts are subjective in many respects and therefore susceptible to varying interpretations and the need for periodic revision based on actual experience and business developments. The forecasts may be materially different from actual results. Please also see “Cautionary Note Regarding Forward-Looking Statements” in the Proxy Statement/Prospectus.

	Year Ending December 31,
($ in millions)	2022E	2023E	2024E	2025E
Satellites in Orbit	34	63	139	202
Total Revenue	$37	$83	$240	$480
Gross Profit	$30	$68	$197	$378
Operating Costs(1)	$62	$75	82	$81
Adjusted EBITDA(2)	$(32)	$(7)	$115	$297

Net Cash Provided By (Used In) Operations	$(37)	$(16)	$87	$248
Capital Expenditures	$44	$90	$155	$123
Free Cash Flow(2)	$(81)	$(106)	(68)	$125

(1)	Net of other operating income and excludes depreciation of satellites and other property and equipment.
(2)

For additional information on Adjusted EBITDA and Free Cash Flow see “The Company’s Management’s Discussion And Analysis Of Financial Condition And Results Of Operation – Non-IFRS Financial Measures” beginning on page 223 of the Proxy Statement/Prospectus.

Pro Forma Financial Statements

The Unaudited Pro Forma Condensed Combined Financial Information included in the Proxy Statement/Prospectus have been updated as set forth below to reflect the Liberty Investment (assuming it closes at the same time as the Business Combination), Promissory Note (as amended) the redemption requests that were received in connection with the Redemption Period and the restatement of CF V’s unaudited financial statements for the six months ended June 30, 2021. The following revised Unaudited Pro Forma Condensed Combined Financial Information set forth below supersedes the Unaudited Pro Forma Condensed Combined Financial Information in the Proxy Statement/Prospectus in their entirety:

Introduction

The following unaudited pro forma condensed combined financial information is being provided to aid you in your analysis of the financial aspects of the Business Combination.

The unaudited pro forma condensed combined balance sheet as of June 30, 2021 gives pro forma effect to the Business Combination, as described and defined below, as if it had been consummated as of that date. The unaudited pro forma condensed combined statements of profit and loss for the six months ended June 30, 2021, and the year ended December 31, 2020 includes the historical operations of the Company for the six months ended June 30, 2021 and the year-ended December 31, 2020 and the historical operations of CF V for the six months ended June 30, 2021 (as restated) and the period from January 23, 2020 (inception) to December 31, 2020 (as restated), and gives pro forma effect to the Business Combination and Other Transaction Adjustments as if it had occurred as of January 1, 2020. This information should be read together with the consolidated financial statements of the Company and its related notes and CF V’s respective financial statements and related notes, “The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “CF V’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in the Proxy Statement/Prospectus.

The Other Transaction Adjustments are as follows:

•

On March 8, 2021, the Company entered into an exchange transaction with CRIL, a former shareholder of the Company and former holder of two Convertible Notes. Pursuant to the exchange transaction, the Company repurchased CRIL’s two Convertible Notes (one issued under the 2018 NPA and one issued under the 2019 NPA) having an aggregate principal amount, together with accumulated interest, of $8,813,161 as well as CRIL’s Company Series A Preference Shares. Company Series B Preference Shares and Company Series B-1 Preference Shares, in exchange for the Company Warrant to purchase an aggregate of 4,823,594 Company Series A Preference Shares, Company Series B Preference Shares, and Company Series B-1 Preference Shares (subject to adjustment as set forth therein) and the entering into the Columbia Loan providing for indebtedness in favor of CRIL having a principal amount of $40,089,033. For more information, see the section entitled “The Business Combination Proposal– Related Agreements—Debt and Share Exchange.”

•

As of June 30, 2021 (and subsequent to December 31, 2020), the Company raised $20,332,300 through the issuance of Company Series X Preference Shares. For more information, see “The Business Combination Proposal—Related Agreements—Series X Shareholder Agreement.”

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes:

•

The historical unaudited condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2021, which are included in, and incorporated herein by reference to, the Proxy Statement/Prospectus, and the historical audited consolidated financial statements of the Company as of and for the year ended December 31, 2020, which are included in, and incorporated herein by reference to, the Proxy Statement/Prospectus; and

•

The historical unaudited condensed financial statements of CF V as of and for the six months ended June 30, 2021 (as restated) and the historical audited financial statements of CF V as of and for the year ended December 31, 2020 (as restated), which are included in, and incorporated herein by reference to, the Proxy Statement/Prospectus, respectively.

The historical financial statements of the Company have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of United States dollars. The historical financial statements of CF V have been prepared in accordance with U.S. GAAP in its presentation currency of United States dollars. The historical financial information of CF V has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited pro forma condensed combined financial information (see below).

Description of the Business Combination

On July 5, 2021, CF V, the Company, PubCo, Target Merger Sub, and SPAC Merger Sub entered into the Merger Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the Business Combination. For more information about the Merger Agreement, please see the section entitled “The Business Combination Proposal—The Merger Agreement” of the Proxy Statement/Prospectus.

Prior to the Closing, on December 6, 2021, in connection with the vote to approve the Business Combination Proposal at the Special Meeting, certain CF V Stockholders exercised their right to redeem 22,674,105 shares of CF V Class A Common Stock for cash at a redemption price of approximately $10.00 per share, for an aggregate redemption amount of approximately $226.7 million.

The following table provides a summary of the PubCo Ordinary Shares that will be outstanding immediately subsequent to consummation of the Business Combination:

Stockholder	Shares Outstanding	% of Shares Outstanding
Company securityholders	74,858,819	66.8%
CF V Stockholders (other than the Sponsor Related Parties) (1)	2,325,895	2.1%
Sponsor Related Parties (2)(3)	11,394,020	10.2%
Liberty Investor (4)	20,000,000	17.8%
PIPE Investors (excluding Sponsor) (5)	3,500,000	3.1%

	112,078,734	100.0%

(1)	Excludes 8,333,333 PubCo Warrants issued in exchange for an equal number of CF V Public Warrants in connection with the Business Combination.
(2)

Includes (i) PubCo Class A Ordinary Shares issued in exchange for 4,381,000 Founder Shares not subject to earnout (including 20,000 shares held by CF V’s independent directors) and 600,000 CF V Placement Shares, (ii) 1,250,000 PubCo Class A Ordinary Shares issued to the Sponsor pursuant to the Forward Purchase Contract, (iii) 2,316,770 PIPE Shares subscribed for by the Sponsor, (iv) 2,058,229 PubCo Class A Ordinary Shares to be issued to CF&Co. as payment of certain of its fees in shares, and (v) 788,021 PubCo Class A Ordinary Shares to be issued to CF Securities as repayment of the Promissory Note in shares.

(3)

Excludes 200,000 PubCo Warrants issued in exchange for an equal number of CF V Placement Warrants in connection with the Business Combination and 333,333 PubCo Warrants issued pursuant to the Forward Purchase Contract.

(4)

Excludes 20,000,000 Liberty Warrants to be issued in connection with the execution of the Liberty Subscription Agreement and 2,500,000 Advisory Fee Warrants to be issued pursuant to the Liberty Letter Agreement.

(5)	Excludes 2,500,000 PIPE Warrants to be issued pursuant to the Lock-Up Addendum to the PIPE Subscription Agreement.

Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization under IFRS as issued by the IASB. Under this method of accounting, CF V will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of PubCo issuing shares for the net assets of CF V, accompanied by a recapitalization. Since CF V does not meet the definition of a business in accordance with IFRS 3 (“Business Combinations”), the transaction is accounted for within the scope of IFRS 2 (“Share-based payment”). Any excess of fair value of PubCo Ordinary Shares issued over the fair value of CF V’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred. The net assets of CF V will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be deemed to be those of the Company.

The Company has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

•	Company Shareholders will hold a majority of the voting power of PubCo,

•	The business of the Company will comprise the ongoing operations of PubCo,

•	The Company’s designees will comprise a majority of the governing body of PubCo, and

•	The Company’s senior management will be the senior management of PubCo.

Basis of Pro Forma Presentation

The adjustments presented on the unaudited pro forma condensed combined financial statements have been identified and presented to provide an understanding of PubCo upon consummation of the Business Combination for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of PubCo upon consummation of the Other Transaction Adjustments and the Business Combination.

The unaudited pro forma condensed combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma condensed combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. The Company and CF V have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The historical financial information of the Company has been adjusted by the Other Transaction Adjustments to give effect to material subsequent events for the purposes of the unaudited pro forma condensed combined financial information.

The historical financial information of CF V has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the combined pro forma financial information. No adjustments were required to convert CF V’s financial statements from U.S. GAAP to IFRS for purposes of the combined pro forma financial information, except to reclassify shares of CF V Class A Common Stock subject to redemption to non-current liabilities under IFRS. The adjustments presented in the pro forma combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of PubCo after giving effect to the Business Combination.

UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF JUNE 30, 2021

(in USD)

	As of June 30, 2021
(amounts in USD)	Nettar Group Inc. (Historical)	CF V (Historical Restated)	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Non-current assets
Satellites and other property and equipment	32,971,943	—	—		32,971,943
Right-of-use assets	1,245,771	—	—		1,245,771
Deferred income tax assets	271,008	—	—		271,008
Other noncurrent assets	503,790	384,996	—		888,786
Investments held in Trust Account	—	250,008,083	(250,008,083)	(1)	—

Total non-current assets	34,992,512	250,393,079	(250,008,083)		35,377,508
Current assets
Inventory	—	—	—		—
Trade and other receivables	523,170	—	—		523,170
Other current assets	1,017,626	383,813	—		1,401,439
Cash and cash equivalents	23,342,871	449,773	250,008,083	(1)	202,783,188
			(226,741,050)	(2)
			(28,063,290)	(3)
			58,167,700	(4)
			10,000,000	(4)
			150,000,000	(4)
			7,500,000	(4)
			(41,880,899)	(5)

Total current assets	24,883,667	833,586	178,990,544		204,707,797

Total assets	59,876,179	251,226,665	(71,017,539)		240,085,305

Liabilities and Shareholders’ Equity
Non-current liabilities
Notes debt	38,594,941	—	(38,594,941)	(6)	—
Interest bearing loans and borrowings	37,008,630	—	(37,008,630)	(5)	—
Lease liabilities	932,392	—	—		932,392
Trade payables and other liabilities	4,660,576	—	—		4,660,576
Warrant liability	—	9,386,666	(9,386,666)	(8)	—
Forward purchase securities liability	—	2,218,092	(2,218,092)	(8)	—
Ordinary shares subject to redemption	—	250,000,000	(250,000,000)	(2)	—
Total non-current liabilities	81,196,539	261,604,758	(337,208,329)		5,592,968
Current liabilities
Notes debt and loans	120,679,601	1,040,144	(1,040,144)	(3)	—
			(120,679,601)	(6)
Interest bearing loans and borrowings	20,472,177	—	(20,472,177)	(6)	—
Lease liabilities	350,395	—	—		350,395
Trade payables and other liabilities	7,651,667	562,312	(562,312)	(3)	7,651,667
Current tax liabilities	872,964	—	—		872,964

Total current liabilities	150,026,804	1,602,456	(142,754,234)		8,875,026

Total liabilities	231,223,343	263,207,214	(479,962,563)		14,467,994

Shareholders’ equity
Nettar Ordinary shares	50		(50)	(6)	—
Nettar Preference shares	87		(87)	(6)	—
Nettar Treasury shares	(170,949,000)		170,949,000	(9)	—
Warrants	161,432,000	—	—		161,432,000
CF V Class A common stock		60	(60)	(2)	—
CF V Class B common stock		625	(625)	(2)	—
PubCo ordinary shares			731	(2)	11,208
			582	(4)
			125	(4)
			206	(4)
			79	(4)
			2,000	(4)
			7,486	(6)
Additional paid-in capital	61,575,504	—	225,664,709	(4)	418,244,641
			23,258,904	(2)
			(11,981,234)	(7)
			158,872,739	(6)
			(170,949,000)	(9)
			9,386,666	(8)
			2,218,092	(8)
			3,628,126	(10)
			4,250,212	(10)
			14,986,545	(10)
			97,333,378	(10)
Other paid-in capital	7,697,670	—	—		7,697,670
Retained earnings	(231,103,475)	(11,981,234)	11,981,234	(7)	(361,768,208)
			(4,872,269)	(5)
			20,866,631	(6)
			(26,460,834	(3)
			(120,198,261)	(10)

Total shareholders’ equity	(171,347,164)	(11,980,549)	408,945,024		225,617,311

Total liabilities and shareholders’ equity	59,876,179	251,226,665	(71,017,539)		240,085,305

Pro Forma Adjustments to the Condensed Combined Statement of Balance Sheet

(in USD)

The condensed combined statement of balance sheet was derived from the unaudited consolidated statement of financial position of the Company as of June 30, 2021 and the unaudited condensed balance sheet of CF V as of June 30, 2021 (as restated).

Transaction Accounting Adjustments to the Condensed Combined Statement of Financial Position

(1)

To reflect the release of cash from marketable securities held in the Trust Account. The pro forma cash impact of this adjustment is directly reduced by the redemptions of CF V Public Shares for cash immediately prior to consummation of the Business Combination.

(2)

To reflect the cash used from the Trust Account to redeem CF V Public Shares immediately prior to consummation of the Business Combination, and the reclassification of remaining CF V Public Shares to permanent equity and conversion to PubCo Ordinary Shares as part of the Business Combination.

(3)

To reflect the cash payment of an aggregate of approximately $28.1 million of estimated legal, financial advisory and other professional fees related to the Business Combination, including approximately $1.6 million of accounts payable, accrued expenses and sponsor loan payable included in the historical CF V financial statements directly attributable to the Business Combination, an M&A advisory fee of $5.0 million payable to CF&Co., and financial advisory fees and legal, accounting and other service provider fees of approximately $21.5 million. The direct, incremental costs of the Business Combination related to the legal, financial advisory, accounting and other professional fees of approximately $26.5 million is reflected as an adjustment to accumulated deficit. The cost expensed through accumulated deficit is included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020.

(4)

Reflects (i) proceeds of $150.0 million to be received from the Liberty Investment with the corresponding issuance of 20,000,000 PubCo Class A Ordinary Shares, with a nominal value of $0.0001, at approximately $7.50 per share, 5,000,000 $10.00 Liberty Warrants to purchase PubCo Class A Ordinary Shares and 15,000,000 $15.00 Liberty Warrants to purchase PubCo Class A Ordinary Shares, (ii) proceeds of $58.2 million to be received from the PIPE Investment (with the Sponsor’s Subscription Agreement accounting for approximately $23.2 million of the PIPE Investment) with the corresponding issuance of 5,816,770 PubCo Class A Ordinary Shares, with a nominal value of $0.0001, at approximately $10.00 per share, and 2,500,000 PIPE Warrants, (iii) $10,000,000 to be received from the purchase of the Forward Purchase Securities including 1,250,000 PubCo Class A Ordinary Shares and 333,333 PubCo Warrants, (iv) the issuance of an aggregate of 2,846,250 PubCo Class A Ordinary Shares to CF&Co. and CF Securities in satisfaction of $8.75 million of business combination marketing fees and approximately $8.19 million of placement agent fees from the PIPE Investment and Liberty Investment payable to CF&Co. and CF Securities in satisfaction of the repayment of approximately $7.88 million of principal amount and interest on the Loans. Pursuant to the PIPE Subscription Agreements, certain PIPE Investors elected to purchase shares of CF V Class A Common Stock in the open market which offset on a one-for-one basis their commitment to purchase PubCo Class A Ordinary Shares. These PIPE Investors have agreed not to transfer such shares of CF V Class A Common Stock prior to the Closing Date, not to redeem such shares of CF V Class A Common Stock in connection with the Business Combination, and to vote such shares of CF V Class A Common Stock in favor of each Proposal.

(5)	To reflect the payoff of outstanding Columbia Loan at the Closing.

(6)	To reflect the conversion and exchange of the Company’s ordinary shares, preference shares, warrants, options, and convertible notes for PubCo Ordinary Shares as part of the Business Combination.

(7)

To reflect the elimination of CF V’s accumulated deficit, which includes interest income on marketable securities held in the Trust Account, and the changes in the fair value of the warrant liability and forward purchase securities liability through retained earnings; see Notes 2 and 3 in the Transaction Accounting Adjustments to the Combined Statement of Profit or Loss.

(8)	To reflect the recognition of the CF V Public Warrants and CF V Placement Warrants and Forward Purchase Securities as equity instruments upon consummation of the Business Combination.

(9)	To reflect the extinguishment of the Company’s historical treasury shares.

(10)

To reflect the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of PubCo Ordinary Shares issued and the fair value of CF V’s identifiable net assets as of June 30, 2021 including the net impact of redemptions, resulting in a $120.2 million, increase to accumulated loss. The fair value of shares issued was estimated based on a market price of $9.84 per share of CF V Class A Common Stock on January 7, 2022. The value is preliminary and will change based on fluctuations in the share price of CF V Class A Common Stock and changes in the fair value valuations for the other components listed below through the Closing Date.

	Per share value
		Shares	Fair value
CF V Class A Common Stock (1)	$9.84	2,925,895	28,790,807
CF V Class B Common Stock (1)	$9.84	4,381,000	43,109,040
CF V Warrants (2)		8,866,666	9,386,666
Forward Purchase Securities (2)		1,250,000	2,218,092
PIPE Warrants (2)		2,500,000	4,250,212
Liberty Warrants (2)		20,000,000	43,554,578
Sponsor Earn-Out Shares (2)			14,986,545
Sponsor PIPE forfeiture shares (2)			206,803
Satellogic PIPE forfeiture shares (2)			(3,421,323)

Total fair value			143,081,420
Book value			22,883,159

Excess of fair value over book value			120,198,261

(1)	Per share value based on closing prices as of January 7, 2022 for shares of CF V Class A Common Stock (CF V).
(2)	Fair values based on various valuation techniques using management estimates and are subject to change at Closing.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT AND LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2021

(in USD)

	Nettar Group Inc.				CF V 6/30/2021 (Historical Restated)	Transaction Accounting Adjustments		Pro Forma Combined
(amounts in USD)	6/30/2021 (Historical)	Other Transaction Adjustments		Adjusted
Continuing operations
Revenue from contracts with customers	1,706,275	—		1,706,275	—	—		1,706,275
Cost of sales	(1,250,848)	—		(1,250,848)	—	—		(1,250,848)
Other operating income	—	—		—	—	—		—
Administrative expenses	(8,680,245)	—		(8,680,245)	(866,562)	—		(9,546,807)
Depreciation	(5,126,498)	—		(5,126,498)	—	—		(5,126,498)
Other operating expenses	(8,502,173)	—		(8,502,173)	—	—		(8,502,173)
Operating loss	(21,853,489)	—		(21,853,489)	(866,562)	—		(22,720,051)
Finance costs, net	(5,476,371)	883,292	(a)	(5,508,942)	—	3,765,407	(1)	(1,743,535)
		(994,008)	(a)
		783,927	(b)
		(705,781)	(b)
Finance income	—	—		—	8,083	(8,083)	(2)	—
Gain on extinguishment of debt	3,575,773	—		3,575,773	—	—		3,575,773
Change in fair value of warrant liability	—	—		—	962,560	(962,560)	(3)	—
Change in fair value of forward purchase securities liability	—	—		—	(2,218,092)	2,218,092	(3)	—
Other financial income (expense)	249,984	—		249,984	—			249,984
Embedded derivative income (expense)	(26,424,890)	9,967,716	(a)	(17,101,224)	—	17,101,224	(1)	—
		(644,050)	(b)
Income (Loss) before income tax	(49,928,993)	9,291,095		(40,637,898)	(2,114,011)	22,114,080		(20,637,829)
Income tax expense	(220,206)	—		(220,206)	—	—		(220,206)

Income (Loss) for the year	(50,149,199)	9,291,095		(40,858,104)	(2,114,011)	22,114,080		(20,858,035)

Weighted average shares outstanding basic and diluted	4,985,434			4,985,434	27,324,033			112,078,734

Basic and diluted net (loss) income per share	(10.06)			(8.20)	(0.08)			(0.19)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT AND LOSS

FOR THE YEAR ENDED DECEMBER 31, 2020

(in USD)

	Nettar Group Inc.
(amounts in USD)	12/31/2020 (Historical)	Other Transaction Adjustments		Adjusted	CF V 12/31/2020 (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Continuing operations
Revenue from contracts with customers	—	—		—	—	—		—
Cost of sales	—	—		—	—	—		—
Other operating income	22,394	—		22,394	—	—		22,394
Administrative expenses	(8,127,496)	—		(8,127,496)	(505)	(26,460,834)	(4)	(34,588,835)
Depreciation	(3,182,011)	—		(3,182,011)	—	—		(3,182,011)
Other operating expenses	(11,376,667)	—		(11,376,667)	—	(120,198,261)	(5)	(131,574,928)
Operating loss	(22,663,780)	—		(22,663,780)	(505)	(146,659,095)		(169,323,380)
Finance costs, net	(7,565,781)	1,126,527	(a)	(9,866,967)	—	6,338,996	(1)	(3,527,971)
		(2,004,452)	(a)
		(1,423,261)	(b)
Finance income	78,570	—		78,570	—	—		78,570
Change in fair value of warrant liability	—	—		—	—	—		—
Change in fair value of forward purchase securities liability	—	—		—	—	—		—
Other financial income (expense)	596,628	—		596,628	—	—		596,628
Embedded derivative income (expense)	(84,223,586)	10,611,372	(a)	(73,612,214)	—	73,612,214	(1)	—
Income (Loss) before income tax	(113,777,949)	8,310,186		(105,467,763)	(505)	(66,707,885)		(172,176,153)
Income tax expense	(147,866)	—		(147,866)	—	—		(147,866)

Income (Loss) for the year	(113,925,815)	8,310,186		(105,615,629)	(505)	(66,707,885)		(172,324,019)

Weighted average shares outstanding basic and diluted	4,853,668			4,853,668	6,250,000			112,078,734

Basic and diluted net (loss) income per share	(23.47)			(21.76)	(0.00)			(1.54)

The Company’s statement of profit and loss for the six months ended June 30, 2021 was derived from the unaudited consolidated statement of profit and loss for the six months ended June 30, 2021. The Company’s statement of profit and loss for the year ended December 31, 2020 was derived from the audited consolidated statements of profit and loss for the year ended December 31, 2020. CF V’s statement of operations for the six months ended June 30, 2021 was derived from the unaudited condensed statements of operations for the six months ended June 30, 2021 (as restated). CF V’s statement of operations for year ended December 31, 2020 was derived from the audited statement of operations for the period from January 23, 2020 (inception) to December 31, 2020.

Other Transaction Adjustments to the Company’s Historical Statement of Profit or Loss

(a)

To reflect the elimination of the interest and change in fair value of the Convertible Notes from the historical statement of profit or loss, and the addition of interest expense and other operating income on the new debt related to the Debt and Share Exchange to give pro forma effect as if it had occurred as of January 1, 2020.

(b)

To reflect the elimination of the interest and the change in fair value of the issuance of Company Series X Preference Shares, and the addition of interest expense to give pro forma effect as if it had occurred as of January 1, 2020.

Transaction Accounting Adjustments to the Combined Statement of Profit or Loss

(1)

To reflect the elimination of the notes debt and associated changes in fair value of the embedded derivative to give pro forma effect as if the conversion of Convertible Notes to PubCo Ordinary Shares had occurred as of January 1, 2020.

(2)	To reflect the elimination of interest income on marketable securities held in the Trust Account.

(3)

To reflect the elimination of the change in the fair value of the derivative warrant liability and forward purchase security liability as a result of the recognition of CF V Public Warrants and CF Placement Warrants and Forward Purchase Securities as equity instruments upon consummation of the Business Combination.

(4)	To reflect the direct, incremental costs of the Business Combination related to the legal, financial advisory, accounting and other professional fees.

(5)

To reflect the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of PubCo Ordinary Shares issued and the fair value of CF V’s identifiable net assets as of June 30, 2021; refer to note 10 in the Transaction Accounting Adjustments to the Condensed Combined Statement of Financial Position.

Impact of the Business Combinations on Relative Ownership

The information set forth below supersedes in its entirety the information set forth in the Proxy Statement/Prospectus under “QUESTIONS AND ANSWERS REGARDING THE PROPOSALS—What equity stake will holders of CF V Public Shares, holders of Company Shares, the Sponsor Related Parties, and the PIPE Investors hold in PubCo upon completion of the Business Combination?”:

It is anticipated that upon consummation of the Business Combination, PubCo will become a new public company, and the former holders of securities of CF V and the Company, the Sponsor Related Parties, the Liberty Investor and the PIPE Investors will all become security holders of PubCo.

With respect to the Company’s existing outstanding securities:

•

The Company Warrant is currently exercisable for an aggregate of 4,823,594 Company Series A Preference Shares, Company Series B Preference Shares, and Company Series B-1 Preference Shares. At the Closing, the Company Warrant shall instead become exercisable for such number of PubCo Class A Ordinary Shares into which the Company Preference Shares issuable under the Company Warrant would have been converted had such Company Preference Shares been held by the holder of the Company Warrant immediately prior to the Closing.

•

In connection with the Business Combination, each Company Series X Preference Share shall convert into such number of PubCo Class A Ordinary Shares equal to (x) $10.00 plus all accrued and unpaid dividends (at an annual rate of 7%), divided by $10.00 (rounded to the nearest whole PubCo Class A Ordinary Share), and subject to the potential receipt of Series X Additional Shares as described in the section titled “The Business Combination Proposal—Related Agreements—Series X Preference Shareholder Agreement” of the Definitive Proxy Statement.

Prior to the Initial Merger Effective Time and in connection with the consummation of the Business Combination, the Company is required to take all appropriate actions to cause all Convertible Notes to automatically convert into a number of Company Preference Shares prior to Initial Merger Effective Time in accordance with the section titled “The Business Combination Proposal—Convertible Notes Conversion” of the Definitive Proxy Statement. As of the date hereof, all of the Convertible Noteholders have elected to convert their Convertible Notes at Closing.

The following table sets forth the anticipated ownership of PubCo upon completion of the Business Combination assuming a share price of $8.00 per share, $10.00 per share and $20.00 per share. The ownership percentages reflected in the table are based upon the number of Company Shares and shares of CF V Common Stock issued and outstanding as of January 14, 2022 (and assumes that the Closing occurred on the same date), and are subject to the following additional assumptions:

•

all holders of Convertible Notes convert their Convertible Notes into Company Shares at Closing and all holders of Company Series X Preference Shares convert their Company Series X Preference Shares into PubCo Class A Ordinary Shares in accordance with the Series X Shareholder Agreement;

•	all Company Options and the Company Warrant are exercised prior to Closing;

•	no Company Shareholder exercises its rights of appraisal except for those rights of appraisal exercised by Hannover in respect of 201,517 Company Shares;

•	no issuance of additional securities by PubCo prior to Closing (other than the PIPE Shares, PIPE Warrant and Liberty Securities); and

•	all 22,674,105 shares of CF V Class A Common Stock which were redeemed during the initial redemption period ended December 6, 2021 maintain that redemption and there are no additional redemptions.

In addition, the table below assumes all Liberty Shares and Liberty Warrants are issued to the Liberty Investor on the Closing (and assumes no exercise of Advisory Fee Warrants issued to the Liberty Manager). Closing of the Liberty Investment is subject to expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act and is therefore expected to close in the first half of February 2022. There can be no assurances that the conditions necessary for the Liberty Closing to occur will be satisfied or that the Liberty Closing will otherwise be consummated.

For purposes of the table:

$8.00 per share: This scenario assumes that the maximum number of Additional Shares are issued to the PIPE Investors, the Sponsor and the Company Series X Shareholders, and accordingly that an equal number of PubCo Ordinary Shares are forfeited by the Sponsor, the Company Shareholders and the holders of the Convertible Notes.

$10.00 per share: This scenario assumes no issuance of Additional Shares and no related forfeiture of PubCo Ordinary Shares by the Sponsor, the Company Shareholders and the holders of the Convertible Notes. To the extent the maximum number of Additional Shares are issued to the PIPE Investors, the Sponsor and the Company Series X Shareholders and the closing price of PubCo Class A Ordinary Shares has not yet equaled or exceeded $15.00 for any 20 Trading Days out of 30 Trading Days during the relevant period, the anticipated ownership will be as reflected in the table at $8.00 per share and that the 5,000,000 Warrants held by Liberty exercisable at $10.00 per share have been exercised. In the event that any Additional Shares are issued to the PIPE Investors, the Sponsor and the Company Series X Shareholders, a corresponding number of PubCo Ordinary Shares are forfeited by the Sponsor, the Company Shareholders and the holders of Convertible Notes and the closing price of PubCo Ordinary Shares has not yet equaled or exceeded $15.00 for any 20 Trading Days out of 30 Trading Days during the relevant period, the aggregate number of shares outstanding and the percentage ownership of CF V Public Shares will be the same as set forth in the table below at both $8.00 and $10.00 per share, but the percentage ownership of the remaining categories of shareholders will be adjusted.

$20.00 per share: This scenario assumes that the maximum number of Additional Shares are issued to the PIPE Investors, the Sponsor and the Company Series X Shareholders and that the corresponding number of PubCo Ordinary Shares that were forfeited by the Sponsor, the Company Shareholders and the holders of the Convertible Notes as a result of the issuance of such Additional Shares were earned back and re-issued to the Sponsor, the Company Shareholders and the holders of the Convertible Notes as a result of the closing price of PubCo Ordinary Shares equaling or exceeding $15.00 for any 20 Trading Days out of 30 Trading Days during the 5 year period after Closing, the Sponsor Earn-Out Shares are earned by the Sponsor and all of the PubCo Warrants, including the Liberty Warrants are exercised.

If any of these assumptions are not correct, these amounts and percentages will be different.

	$8.00 per share	$10.00 per share	$20.00 per share
Shares
CF V Public Shares	1,175,895	1,175,895	1,567,860
Sponsor Related Parties	12,406,412	11,394,020	14,972,551
PIPE Investors(1)	5,812,500	4,650,000	8,312,500
Liberty Investor	20,000,000	27,500,000	42,500,000
Company Shareholders(2)	72,683,927	74,858,819	75,393,904
Redeeming CF V Stockholders	—	—	7,941,368
	112,078,734	119,578,734	150,688,183
Ownership (3)
CF V Public Shares	1.0%	1.0%	1.0%
Sponsor Related Parties	11.1%	9.5%	9.9%
PIPE Investors(1)	5.2%	3.9%	5.5%
Liberty Investor	17.8%	23.0%	28.2%
Company Shareholders(2)	64.9%	62.6%	50.0%
Redeeming CF V Stockholders	0.0%	0.0%	5.3%
	100.0%	100.0%	100.0%

(1)

Excludes 2,316,770 PIPE Shares being issued and sold to the Sponsor (which such shares are reflected in the “Sponsor Related Parties” row above) but includes 1,150,000 PIPE Shares purchased by PIPE Investors in open-market purchases which satisfied their commitments under the PIPE Subscription Agreements.

(2)	Includes holders of Company Ordinary Shares, Company Preference Shares, Company Options and Convertible Notes.
(3)	Approximate percentage of total outstanding PubCo Ordinary Shares immediately following the Closing, subject to the assumptions set forth herein.

Management of PubCo following the Business Combination

The information set forth below amends and supplements the information set forth in the Proxy Statement/Prospectus under “Management of PubCo Following the Business Combination”.

The Proxy Statement/Prospectus indicated that at Closing PubCo’s Board would be comprised of four directors: Emiliano Kargieman, Ted Wang, Marcos Galperin and Brad Halverson.

Presently, the PubCo Board is expected to be composed of eight directors. Pursuant to the Liberty Letter Agreement, it is expected that the additional directors will include Secretary Steven Terner Mnuchin and one other individual to be selected by the Liberty Investor, each of whom will be appointed to the PubCo Board at Closing as the initial Liberty Directors, Howard Lutnick and an individual to be selected by Mr. Kargieman who is reasonably acceptable to Liberty and whose appointment shall be in compliance with NASDAQ listing requirements. See the section above under the heading “Recent Developments—Liberty Investment” for additional information regarding the Liberty Letter Agreement.

The following table sets forth the persons that PubCo anticipates will become the directors of PubCo, at Closing, the Class of each director and whether the director is expected to be independent. It is expected that Steven Terner Mnuchin will serve as Non-Executive Chairman of the PubCo Board following the Closing. The Liberty Directors will serve as Class I directors.

Name	Age	Independence
Marcos Galperin	50	Independent
Brad Halverson	61	Independent
Emiliano Kargieman	46	Non-Independent
Howard Lutnick	60	Non-Independent
Steven Terner Mnuchin	59	Non-Independent
Ted Wang	52	Independent
Liberty Designee	—	Independent
Kargieman Designee	—	Independent

Following is biographical information for each of the directors.

Marcos Galperin. Mr. Galperin is the Chairman, President and CEO of MercadoLibre, the largest e-commerce website in Latin America, which he co-founded in 1999. He also served as a director of Globant S.A. (NYSE: GLOB) until his resignation in April 2020. Mr. Galperin also worked in the fixed income department of J.P. Morgan Securities Inc. in New York from June to August 1998 and at YPF S.A., an integrated oil company, in Buenos Aires, Argentina, where he was a Futures and Options Associate and managed YPF’s currency and oil derivatives program from 1994 to 1997. Mr. Galperin received an MBA from Stanford University and graduated with honors from the Wharton School of the University of Pennsylvania.

Brad Halverson. Mr. Halverson is the former Group President and CFO of Caterpillar, a Fortune 100 company and the world’s leading manufacturer of construction and mining equipment, diesel and gas engines, turbines, and locomotives where he served from 2013 to 2018. He joined Caterpillar in 1988, serving in various roles of increasing responsibility including leading the Caterpillar Financial Business unit as well as the Human Resources, Global Supply Chain and Information Services Functions. Mr. Halverson currently serves on the boards of Sysco Corporation, where he is the audit committee chairman, and Lear Corporation. He also previously served as a director for the U.S. Chamber of Commerce. Mr. Halverson attended the University of Illinois, where he received a Bachelor of Science Degree in Accounting and an Executive Masters of Business Administration. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

Emiliano Kargieman. Upon the closing of the Business Combination, Mr. Kargieman will serve as the Chief Executive Officer of PubCo. Mr. Kargieman founded the Company and has served as its Chief Executive Officer since July 2010. Prior to founding the Company, Mr. Kargieman founded Core Security Technologies, which developed automated penetration testing software, and co-founded and Directed Aconcagua Ventures, which focused on investing and developing high-tech startups in Latin America to be global businesses. Mr. Kargieman has also founded various other technology startups, including GarageLab, a problem-solving laboratory based on an innovative multidisciplinary approach involving science, technology, art and business. He has independently consulted for several corporations and government agencies and served as a Member of the Special Projects Group at the World Bank. Mr. Kargieman has a formal background in number theory and philosophy.

Howard W. Lutnick. Mr. Lutnick has been the Chairman and Chief Executive Officer of CF V since April 2020. Mr. Lutnick is also the Chairman, President and Chief Executive Officer of Cantor Fitzgerald, L.P. (“Cantor”). Mr. Lutnick joined Cantor in 1983 and has served as President and Chief Executive Officer of Cantor since 1992 and as Chairman since 1996. Mr. Lutnick’s company, CF Group Management, Inc. (“CFGM”), is the managing general partner of Cantor. Mr. Lutnick is also the Chairman of the Board of Directors of BGC Partners, Inc. and its Chief Executive Officer, positions in which he has served from June 1999 to the present. In addition, Mr. Lutnick has served as Chairman of Newmark Group, Inc. since 2016. Mr. Lutnick served as the Chairman and Chief Executive Officer of CF Finance Acquisition Corp. from October 2015 to November 2020 when Cantor SPAC I consummated its initial business combination with GCM Grosvenor Inc., as the Chairman and Chief Executive Officer of CF Finance Acquisition Corp. II from September 2019 to March 2021 when Cantor SPAC II consummated its initial business combination with View, Inc. and as the Chairman and Chief Executive Officer of CF Finance Acquisition Corp. III from March 2016 to August 2021, when Cantor SPAC III consummated its initial business combination with AEye, Inc. Mr. Lutnick has also served as the Chairman and Chief Executive Officer of CF Acquisition Corp. IV since January 2020, CF Acquisition Corp. VI since April 2020, CF Acquisition Corp. VII since July 2020 and CF Acquisition Corp. VIII since July 2020. Mr. Lutnick is a member of the Board of Directors of the Fisher Center for Alzheimer’s Research Foundation at Rockefeller University, the Board of Directors of the Horace Mann School, the Board of Directors of the National September 11 Memorial & Museum, the Board of Directors of the Partnership for New York City, and the Board of Overseers of The Hoover Institution. In addition, Mr. Lutnick has served as Chairman and Chief Executive Officer of each of Cantor Fitzgerald Income Trust, Inc. (formerly known as Rodin Global Property Trust, Inc.) and Rodin Income Trust, Inc. since February 2017 and as President of Rodin Income Trust, Inc. since January 2018.

Steven Terner Mnuchin. Secretary Steven T. Mnuchin serves as the Managing Partner of Liberty Strategic Capital and chairs the firm’s Investment Committee. Prior to founding Liberty, he served as the 77th Secretary of the Treasury from February 2017 through January 2021. As Secretary, Mr. Mnuchin was responsible for leading the U.S. Treasury, whose mission is to maintain a strong economy, foster economic growth, and create job opportunities by promoting the conditions that enable prosperity at home and abroad. He was also responsible for strengthening national security by combating economic threats and protecting our financial system, as well as managing the U.S. Government’s finances. Mr. Mnuchin also oversaw Cybersecurity for Financial Services, IRS, and US Treasury Bureaus.

Secretary Mnuchin played a pivotal role in advancing the Administration’s economic agenda, including the passage and implementation of the Tax Cuts and Jobs Act and the CARES Act. He also led the Treasury Department’s regulatory reform efforts. Secretary Mnuchin was chair of the Committee on Foreign Investment in the United States (CFIUS) and was a member of the National Security Council. He was responsible for using economic tools to combat terrorist financing and other threats to the United States and our allies. Prior to his confirmation, he served as Founder, Chairman, and Chief Executive Officer of Dune Capital Management. He founded OneWest Bank Group LLC and served as its Chairman and Chief Executive Officer until its sale to CIT Group Inc. Earlier in his career, Secretary Mnuchin worked at The Goldman Sachs Group, Inc., where he was a Partner and served as Chief Information Officer. He has extensive experience in global financial markets and investments.

Secretary Mnuchin is committed to philanthropic activities and previously served as a Member of the Boards of the Museum of Contemporary Art Los Angeles (MOCA), the Whitney Museum of Art, the Hirshhorn Museum and Sculpture Garden on the Mall, the UCLA Health System Board, the New York Presbyterian Hospital Board, and the Los Angeles Police Foundation. He was born and raised in New York City. Secretary Mnuchin holds a BA from Yale University.

Ted Wang. Mr. Wang has been a partner at Cowboy Ventures, a venture capital fund focused on enterprise and consumer-oriented software-driven companies since February 2017. Prior to joining Cowboy Ventures, Mr. Wang was a partner at Fenwick & West, LLP, focusing his practice on emerging technology companies from October 2006 to January 2017. Mr. Wang also serves on the boards of directors of several private companies, including companies providing robotic automation software, developer operations software and software applying artificial intelligence. Mr. Wang hold a B.A. in history and Latin from Duke University and a J.D. from the University of Virginia.

Controlled Company

For purposes of the rules of the Trading Market and due to the revised voting of the PubCo Class B Ordinary Shares as described below under the heading “Amended PubCo Governing Documents,” PubCo is not expected to be a “controlled company.” Under the Trading Market rules, controlled companies are companies of which more than 50% of the voting power for the election of directors is held by an individual, a group, or another company. Upon completion of the Business Combination, Emiliano Kargieman will own approximately 20.9% of the outstanding voting power for the election of directors (which does not include PubCo Ordinary Shares issuable upon exercise of the Assumed Company Warrant or any Assumed Options).

Foreign Private Issuer Exemption

As a “foreign private issuer,” as defined by the SEC, PubCo is permitted to follow home country corporate governance practices, instead of certain corporate governance practices required by the Trading Market for U.S. domestic issuers other than with respect to certain voting and committee requirements. PubCo has elected to avail itself of the exemptions available to it under Rule 5613(c) of the Trading Market rules by forgoing (i) the requirement that PubCo have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (ii) the requirement that PubCo have a nominating and corporate governance committee composed of entirely independent directors. PubCo will be eligible to take advantage of additional exemptions from certain corporate governance standards of the Trading Market.

PubCo intends to take all actions necessary for it to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and the Trading Market corporate governance rules and listing standards.

Because PubCo is, and upon the Closing is expected to be, a foreign private issuer, its directors and senior management are not subject to short-swing profit and insider trading reporting obligations under Section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under Section 13 of the Exchange Act and related SEC rules.

Nominating Committee

PubCo now expects to have a Nominating Committee that will be responsible for, among other things:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	overseeing succession planning for our Chief Executive Officer and other executive officers;

•	periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors; and

•	overseeing an annual evaluation of the effectiveness of our board of directors and its committees.

The members of PubCo’s nominating committee will be appointed by the PubCo Board on or before the Liberty Closing. The PubCo Board will adopt a new written charter for the Nominating Committee, which will be available on PubCo’s website after adoption. The reference to PubCo’s website address in this Supplement does not include or incorporate by reference the information on PubCo’s website into this Supplement.

Amended PubCo Governing Documents

In connection with the Liberty Letter Agreement, PubCo will amend the PubCo Governing Documents in the manner set forth in Annex A hereto. The following is a summary of the relevant sections of the description of the securities of PubCo after giving effect to the amended PubCo Governing Documents. The information set forth below amends and supplements the information set forth in the Proxy Statement/Prospectus under “Description of PubCo Securities”.

PubCo Class A Ordinary Shares

The following summarizes the rights of holders of PubCo Class A Ordinary Shares:

•	each holder of PubCo Class A Ordinary Shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	holders of PubCo Class A Ordinary Shares vote together with holders of PubCo Class B Ordinary Shares;

•

the holders of PubCo Class A Ordinary Shares are entitled to dividends and other distributions, pari passu with PubCo Class B Ordinary Shares, as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any, and pursuant to the PubCo Governing Documents, all dividends unclaimed for six years after having been declared shall be forfeited and shall revert to PubCo; and

•

upon our liquidation, dissolution or winding up, the holders of PubCo Class A Ordinary Shares will be entitled to share ratably, pari passu with PubCo Class B Ordinary Shares, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

PubCo Class B Ordinary Shares

The following summarizes the rights of holders of our PubCo Class B Ordinary Shares:

•

holders of PubCo Class B Ordinary Shares are entitled to the right to a number of votes per share such that, upon the Liberty Closing, the aggregate number of votes attributable to the PubCo Class B Ordinary Shares equal the number of aggregate number of votes attributable to PubCo Ordinary Shares held by the Liberty Investor, on any all matters to be voted on by shareholders generally, including the election of directors (the “Class B Vote Per Share”) with the Class B Vote Per Share being subject to automatic adjustment as provided for in the manner described in the paragraph below entitled “Automatic Adjustment to Class B Vote Per Share”;

•	holders of PubCo Class B Ordinary Shares vote together with holders of PubCo Class A Ordinary Shares;

•

each PubCo Class B Ordinary Share carries the right to one (1) vote on any “Class B Resolution of Members”, that term meaning, in respect of the PubCo Class B Shares that are or may be in issue in PubCo, a resolution passed by a simple majority of the shareholders holding PubCo Class B Shares as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a meeting of the shareholders holding PubCo Class B Shares, and includes a written resolution signed by or on behalf of an absolute majority of the shareholders holding PubCo Class B Shares (taking account of the number of votes their shares confer);

•

the holders of PubCo Class B Ordinary Shares are entitled to dividends and other distributions, pari passu with PubCo Class A Ordinary Shares, as may be declared from time to time by our board of directors out of funds legally available for that purpose, if any, and pursuant to the PubCo Governing Documents, all dividends unclaimed for six years after having been declared shall be forfeited and shall revert to PubCo;

•

upon our liquidation, dissolution or winding up, the holders of PubCo Class B Ordinary Shares will be entitled to share ratably, pari passu with PubCo Class B Ordinary Shares, in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities;

•	each PubCo Class B Ordinary Share shall be convertible into one PubCo Class A Ordinary Share at the option of the holder of such PubCo Class B Ordinary Shares at any time;

•

each PubCo Class B Ordinary Share shall automatically convert into one PubCo Class A Ordinary Share: (a) upon the expiry of the period of five years from the date that PubCo Class A Ordinary Shares (or depositary receipts therefor) are first listed or quoted on a Recognised Exchange (as defined in the BVI Act); (b) where the holder of the PubCo Class B Ordinary Share transfers the PubCo Class B Ordinary Shares to a person other than a person who falls into to certain categories of permitted transferee specified in the PubCo Governing Documents; or (c) where the PubCo Class B Ordinary Share concerned is transferred to such a permitted transferee but such transferee ceases to fulfil certain criteria specified in the PubCo Governing Documents; and

•

each PubCo Class B Ordinary Share is subject to restrictions on its transfer by virtue of which a PubCo Class B Ordinary Share may only be transferred as permitted by the PubCo Governing Documents and applicable securities laws.

Automatic Adjustment to Class B Vote Per Share

The Class B Vote Per Share as described above is subject to automatic adjustment in the manner described in this section.

If before the occurrence of a Cessation Event, the Liberty Warrantholder exercises any Liberty Warrants, then the Class B Vote Per Share shall be automatically increased such that the number of votes represented by all PubCo Class B Ordinary Shares is increased by the Class B Vote Ratchet, and the Class B Vote Per Share shall be increased by (i) the Class B Vote Ratchet divided by (ii) the total number of PubCo Class B Ordinary Shares then issued and outstanding. Following the occurrence of a Cessation Event, there shall be no further adjustments to the Class B Votes Per Share.

•	For the purposes of the foregoing:

•

a “Cessation Event” occurs when the Liberty Investor and/or its Relevant Affiliates carry out a Transfer, in the aggregate with all prior Transfers of Liberty Shares, Liberty Warrant Shares and shares purchased by exercise of the Liberty Advisory Fee Warrants by the Liberty Investor, Liberty Manager and their Relevant Affiliates, to any person(s) who are not Relevant Affiliates of the Liberty Investor or Liberty Manager economic ownership of a number of Liberty Shares, Liberty Warrant Shares and shares purchased by exercise of the Liberty Advisory Fee Warrants such that the Liberty Investor, Liberty Manager and their Relevant Affiliates no longer hold the economic ownership in an aggregate of at least 6,666,666 PubCo Class A Ordinary Shares and the term “Cessation Event” shall be construed accordingly.

•

“Class B Vote Ratchet” means, for any Liberty Warrants being exercised by a Liberty Warrantholder, a product equal to (i) the number of PubCo Class A Ordinary Shares purchased upon the exercise of Liberty Warrants by such Liberty Warrantholder, multiplied (ii) (A) the remainder of (I) the VWAP Price, minus (II) the applicable exercise price for such Liberty Warrant, divided by (B) the VWAP Price, multiplied by (iii) (A) the number of PubCo Class B Ordinary Shares issued and outstanding as of the relevant date, divided by (B) the number of PubCo Class B Ordinary Shares issued and outstanding as of the Liberty Closing (adjusted for share splits, reverse splits and the like). In the event any Liberty Warrants are exercised on a net settlement basis, the Class B Vote Ratchet with respect to such Liberty Warrants shall equal (i) the number of PubCo Class A Ordinary Shares being issued to the Liberty Warrantholder in respect of such exercise multiplied by (ii) (A) the number of PubCo Class B Ordinary Shares issued and outstanding as of the relevant date, divided by (B) the number of PubCo Class B Ordinary Shares issued and outstanding as of the Liberty Closing (adjusted for share splits, reverse splits and the like).

•

“Liberty Advisory Fee Warrants” means the warrants to purchase PubCo Class A Ordinary Shares issued to the Liberty Manager as an advisory fee at the Liberty Closing pursuant to the Liberty Letter Agreement.

•	“Liberty Closing” means the date of completion of the purchase of PubCo Class A Ordinary Shares and Liberty Warrants pursuant to the Liberty Subscription Agreement.

•	“Liberty Closing Date” means the date on which PubCo issues the Liberty Shares and the Liberty Warrants.

•	“Liberty Lock-Up Period” means the period commencing on the Liberty Closing and expiring on the first (1st) anniversary of the Merger Transaction Closing.

•

“Liberty Warrants” means the warrants to purchase PubCo Class A Ordinary Shares subscribed for by the Liberty Investor pursuant to the Liberty Subscription Agreement and by the Liberty Manager pursuant to the Liberty Letter Agreement.

•	“Liberty Warrant Shares” means PubCo Class A Ordinary Shares issued upon the exercise of a Liberty Warrant.

•	“Liberty Warrantholder” means the holder of a Liberty Warrant, solely to the extent the Liberty Warrant is held by the Liberty Investor or a Relevant Affiliate.

•	“Merger Transaction Closing” means the consummation of the Mergers.

•	“Permitted Transferee” means any entity to whom Liberty Investor or a Permitted Transferee is permitted to Transfer Subscriber Securities prior to the expiration of the Liberty Lock-Up Period.

•

“Relevant Affiliate” means, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). Notwithstanding the foregoing, in relation to the Liberty Investor only entities that are managed by the Liberty Manager or an Affiliate (as defined in the PubCo Governing Documents) of the Liberty Manager shall be regarded as being Relevant Affiliates of the Liberty Investor.

•	“Transfer” means:

•

sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any relevant securities;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any relevant securities; and/or

•	publicly announce any intention to effect any transaction specified in (A) or (B) of this definition.

•

“VWAP Price” means, as of any trading day during which a Warrant is exercised by Liberty Warrantholder, the volume weighted average price of a PubCo Class A Ordinary Share over the course of the 30-day period ending on the trading day immediately prior to such trading day.

Appointment of Directors

Directors are appointed by resolution of the shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

The directors are divided into three classes: Class I, Class II and Class III. The number of directors in each class must be as nearly equal as possible. The directors currently in office are already so designated. The first Class I Directors shall stand elected for a term expiring at the time of the election of directors at PubCo’s first annual general meeting or if no directors are elected at PubCo’s first annual general meeting, at the conclusion of PubCo’s first annual general meeting, the first Class II Directors shall stand elected for a term expiring at the time of the election of directors at PubCo’s second annual general meeting or if no directors are elected at PubCo’s second annual general meeting, at the conclusion of PubCo’s second annual general meeting and the first Class III Directors shall stand elected for a term expiring at the time of the election of directors at Company’s third annual general meeting or if no directors are elected at PubCo’s third annual general meeting, at the conclusion of PubCo’s third annual general meeting. Commencing at PubCo’s first annual general meeting, and at each annual general meeting thereafter, directors elected to succeed those directors whose terms expire shall be elected by shareholder resolution for a term of office to expire at the third succeeding annual general meeting after their election. In the interim between annual general meetings or extraordinary general meetings called for the election of directors and/or the removal of one or more directors and the filling of any vacancy in that connection, additional directors and any vacancies in the board of directors may be filled by the vote of a majority of the remaining directors then in office. A director may be removed from office by a resolution of the shareholders or of all the directors (other than the director who is subject to removal) only for “Cause”, as defined in the PubCo Governing Documents.

Nominations of any individual for election to the board of directors at an annual general meeting or an extraordinary general meeting (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such meeting) may be made at such meeting only: (a) by or at the direction of the board of directors, including by any committee or persons authorized to do so by the PubCo Board or the PubCo Governing Documents; or (b) by a shareholder present in person: (i) who was a shareholder both at the time of giving the notice concerned with the nomination of the appointment of the director as provided for in the PubCo Governing Documents and at the time of the meeting; (ii) is entitled to vote at the meeting; (iii) has complied with the requirements of the PubCo Governing Documents for the giving of a notice of nomination for the election of directors.

Beneficial Ownership of Securities

The information set forth below supersedes all of the information in the Proxy Statement/Prospectus relating to the beneficial ownership of PubCo upon Closing under “Beneficial Ownership of Securities”.

The following table sets forth information regarding the beneficial ownership of PubCo Ordinary Shares as of January 17, 2022, assuming each of the Business Combination and the Liberty Closing was completed on such date, by:

•	each person known by PubCo to be the beneficial owner of more than 5% of PubCo Ordinary Shares;

•	each of PubCo’s officers and directors; and

•	all executive officers and directors of PubCo as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The expected beneficial ownership of PubCo Ordinary Shares immediately following the consummation of the Business Combination assumes 91,160,926 PubCo Ordinary Shares issued and outstanding consisting of 77,498,022 PubCo Class A Ordinary Shares and 13,662,924 PubCo Class B Ordinary Shares, which assumes that none of the approximately 22.67 million shares of CF V Class A Common Stock which were redeemed prior to expiry of the Redemption Period on December 6, 2021 are withdrawn, and that there are no additional redemptions:

If the actual facts are different than these assumptions, the numbers in the below table will be different. For further details, see “Business Combination Proposal—The Merger Agreement—Business Combination.”

Unless otherwise indicated, we believe that all persons named in the table below have or will have as of immediately following the Business Combination, as applicable, sole voting and investment power with respect to the voting securities beneficially owned by them.

The following tables assume that all outstanding Convertible Notes have been converted.

Beneficial Ownership Table of PubCo Upon Closing – Redemptions as of December 6, 2021.

	PubCo Class A Ordinary Shares		PubCo Class B Ordinary Shares		Approximate Percentage of Outstanding Common Stock
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Class	Number of Shares Beneficially Owned	% of Class
Directors and Executive Officers(1)
Emiliano Kargieman	—	—%	13,662,924	100.0%	15.0%
Rick Dunn	518,493	0.7%	—	—%	0.6%
Aviv Cohen	360,065	0.5%	—	—%	0.4%
Gerardo Richarte	1,742,026	2.2%	—	—%	1.9%
Rebeca Brandys	31,707	*	—	—%	*
Ted Wang	443,905	0.6%	—	—%	0.5%
Marcos Galperin	26,328	*	—	—%	*
Brad Halverson	—	—%	—	—%	—%
Steven Terner Mnuchin(2)	42,500,000	42.5%	—	—%	37.4%
Howard Lutnick(3)	13,776,353	17.7%			15.0%

All executive officers and directors as a group (10 individuals)	45,622,524	45.0%	13,662,924	100%	51.5%
5% or More Shareholders:
Cantor Fitzgerald L.P.(3)	13,776,353	17.7%	—	—%	15.0%
Pitanga Invest Ltd.(4)	10,656,754	13.8%	—	—%	11.7%
Hannover Holdings S.A.(5)	7,558,305	9.8%	—	—%	8.3%
Liberty Strategic Capital (SATL) Holdings, LLC(2)	42,500,000	42.5%	—	—%	37.4%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is c/o Satellogic Inc., Ruta 8 Km 17,500, Edificio 300 Oficina 324 Zonamérica Montevideo, 91600, Uruguay.
(2)

Reflects 22,500,000 PubCo Warrants held by the Liberty Investor or its affiliates that are exercisable within 60 days of Closing. Steven T. Mnuchin is the indirect managing member of Liberty Strategic Capital (SATL) Holdings, LLC and the indirect managing member of the investment advisor to Liberty Strategic Capital (SATL) Holdings, LLC and therefore may be deemed to beneficially own the shares held by Liberty Strategic Capital (SATL) Holdings, LLC. The business address of Steven T. Mnuchin and Liberty Strategic Capital (SATL) Holdings, LLC is c/o Liberty 77 Capital LP, 2001 Pennsylvania Avenue NW, Washington, DC 20006.

(3)

Upon Closing, (i) the Sponsor will be the record holder of 10,396,770 PubCo Class A Ordinary Shares, comprised of 600,000 shares converted from CF V Placement Shares, 6,230,000 shares converted from Founder Shares, 1,250,000 PubCo Class A Ordinary Shares purchased pursuant to the Forward Purchase Contract, and 2,316,770 PIPE Shares, (ii) CF&Co. will be the record holder of 2,058,229 PubCo Class A Ordinary Shares issued as consideration for the business combination marketing fee and placement agent fees, and (iii) CF Securities will be the record holder of 788,021 PubCo Class A Ordinary Shares issued as repayment of amounts outstanding under the Promissory Note. Cantor is the sole member the Sponsor and indirectly holds a majority of the ownership interests of CF&Co. and CF Securities. CFGM is the managing general partner of Cantor and directly or indirectly controls the managing general partners of CF Securities and CF&Co. Mr. Lutnick, is the Chairman and Chief Executive Officer of CF V and CFGM, and is the trustee of CFGM’s sole stockholder. As such, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of the PubCo Class A Ordinary Shares held directly by the Sponsor, CF&Co. and CF Securities. Each such entity or person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly. Also reflects 200,000 PubCo Class A Ordinary Shares issuable upon exercise of the Warrants converted from CF V Placement Warrants and 333,333 PubCo Class A Ordinary Shares issuable upon exercise of the Warrants issued under the Forward Purchase Contract which will be owned by the Sponsor upon Closing and that will be exercisable within 60 days of Closing. The principal place of business for each such person is 110 East 59th Street, New York, New York 10022.

(4)	Information related to Pitanga Invest Ltd.’s beneficial ownership is not available to PubCo.
(5)	Information related to Hannover Holdings S.A.’s beneficial ownership is not available to PubCo.

Cautionary Statement Regarding Forward-Looking Statements

This Supplement, and the documents incorporated by reference in this Supplement, contain forward-looking statements (or forward-looking information). When we use words such as “anticipate,” “intend,” “plan,” “seek,” “believe,” “may,” “could,” “will,” “should,” “would,” “could,” “estimate,” “continue,” “predict,” “potential,” “project,” “expect,” or similar expressions, we do so to identify forward- looking statements. Forward-looking statements in this Supplement include, but are not limited to, statements about:

•	PubCo’s ability to consummate the Business Combination;

•	PubCo’s ability to consummate the Liberty Investment;

•	costs related to the proposed Business Combination; and

•	PubCo’s ability to obtain the approvals required under the Hart-Scott-Rodino Act.

Forward-looking statements are based on current expectations that involve assumptions that are difficult or impossible to predict accurately and many of which are beyond our control, including general economic and market conditions, industry conditions, operational and other factors. Actual results may differ materially from those expressed or implied in these statements contained in this Supplement as a result of significant risks and uncertainties, including, but not limited to:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination;

•	the outcome of any legal proceedings that may be instituted against CF V, the Company or others following announcement of the Business Combination and the transactions contemplated therein;

•	costs related to the proposed Business Combination; and

•

other risks and uncertainties indicated in the Proxy/Statement Prospectus, including those under “Risk Factors” therein, and other filings that have been made or will be made with the SEC by CF V or PubCo

Additional information about these and other risks and uncertainties is contained in Satellogic Inc.’s and CF Acquisition Corp. V’s filings with the SEC. See “Where You Can Find Additional Information” beginning on page 293 of the Proxy Statement/Prospectus. The statements in this Supplement speak only as of the date of this Supplement, and we undertake no obligation or intention to update or revise any forward-looking statement, whether as a result of new information, changes in assumptions, future developments or otherwise, except as may be required by law.

ANNEX A

Amended PubCo Governing Documents

Company no. 2067782

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

Satellogic Inc.

Incorporated on the 29th day of June 2021

Amended and Restated on the 4th day of November 2021

Amended and Restated on the [ ] day of [ ] 2022

Maples Corporate Services (BVI) Limited

Kingston Chambers

PO Box 173

Road Town, Tortola

British Virgin Islands

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

Satellogic Inc.

1	Name

The name of the Company is Satellogic Inc..

2	Status

2.1	The Company is a company limited by shares.

2.2	The liability of each Member is limited to the amount unpaid, if any, on such Member’s shares.

3	Registered Office, Registered Agent

3.1

The first Registered Office of the Company shall be at the offices of Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors or Members may from time to time change the Registered Office of the Company by resolution of the Directors or Resolution of Members.

3.2

The first Registered Agent of the Company will be Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands. The Directors or Members may from time to time change the Registered Agent of the Company by resolution of the Directors or Resolution of Members.

4	Objects

The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the British Virgin Islands.

5	Authorised Shares and Classes of Shares

5.1	The Company is authorised to issue an unlimited number of shares of US$0.0001 par value each divided into two classes as follows:

(a)	class A ordinary shares (“Class A Shares”); and

(b)	class B ordinary shares (“Class B Shares”).

5.2

For the purposes of section 9 of the Statute, any rights, privileges, restrictions and conditions attaching to any of the Shares as provided for in the Memorandum and Articles are deemed to be set out and stated in full in the Memorandum.

6	Rights Attaching to Class A Shares

6.1	Each Class A Share confers on the holder:

(a)	the right to one (1) vote on any Resolution of Members;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Statute; and

(c)	the right to an equal share in the distribution of the surplus assets of the Company.

7	Rights Attaching to Class B Shares

7.1	Each Class B Share confers on the holder:

(a)	the right to [•][1] votes on any Resolution of Members (the “Class B Vote Per Share”) with the Class B Vote Per Share being subject to automatic adjustment as provided for in Clause 7.2 below;

(b)	the right to an equal share in any dividend paid by the Company in accordance with the Statute;

(c)	the right to an equal share in the distribution of the surplus assets of the Company; and

(d)	the conversion rights exercisable in accordance with Clause 9 of the Memorandum.

7.2	Automatic Adjustment to Class B Vote Per Share:

(a)	The Class B Vote Per Share provided for in Clause 7.1(a) is subject to automatic adjustment as set forth in this Clause 7.2.

(b)

If before the occurrence of a Cessation Event, the Liberty Warrantholder exercises any Liberty Warrants, then the Class B Vote Per Share shall be automatically increased such that the number of votes represented by all Class B Shares is increased by the Class B Vote Ratchet, and the Class B Vote Per Share shall be increased by (i) the Class B Vote Ratchet divided by (ii) the total number of Class B Shares then issued and outstanding. Following the occurrence of a Cessation Event, there shall be no further adjustments to the Class B Votes Per Share.

[1]	Ratio to be finalized immediately prior to consummation of the De-SPAC so as to result in the issued and outstanding Class B Shares having an aggregate number of votes equal to 20,000,000.

(c)	For the purposes of this Clause 7:

(i)

a “Cessation Event” occurs when the Liberty Subscriber and/or its Relevant Affiliates carry out a Transfer, in the aggregate with all prior Transfers of Liberty Subscriber Shares, Liberty Subscriber Warrant Shares and Shares purchased by exercise of the Liberty Advisory Fee Warrants by the Liberty Subscriber, Liberty IM and their Relevant Affiliates, to any person(s) who are not Relevant Affiliates of the Liberty Subscriber or Liberty IM economic ownership of a number of Liberty Subscriber Shares, Liberty Subscriber Warrant Shares and Shares purchased by exercise of the Liberty Advisory Fee Warrants such that the Liberty Subscriber, the Liberty IM and their Relevant Affiliates no longer hold the economic ownership in an aggregate of at least 6,666,666 Class A Shares and the term “Cessation Event” shall be construed accordingly.

(ii)

“Class B Vote Ratchet” means, for any Liberty Warrants being exercised by a Liberty Warrantholder, a product equal to (i) the number of Class A Shares purchased upon the exercise of Liberty Warrants by such Liberty Warrantholder, multiplied by (ii) (A) the remainder of (I) the VWAP Price, minus (II) the applicable exercise price for such Liberty Warrant, divided by (B) the VWAP Price, multiplied by (iii) (A) the number of Class B Shares issued and outstanding as of the relevant date, divided by (B) the number of Class B Shares issued and outstanding as of the Liberty Closing (adjusted for divisions of Shares, combinations of Shares and the like). For the avoidance of doubt, in the event any Liberty Warrants are exercised on a net settlement basis, the Class B Vote Ratchet with respect to such Liberty Warrants shall equal (i) the number of Class A Shares being issued to the Liberty Warrantholder in respect of such exercise multiplied by (ii) (A) the number of Class B Shares issued and outstanding as of the relevant date, divided by (B) the number of Class B Shares issued and outstanding as of the Liberty Closing (adjusted for divisions of Shares, combinations of Shares and the like).

(iii)	“Liberty Advisory Fee Warrants” means the warrants to purchase Class A Shares issued to the Liberty IM as an advisory fee at the Liberty Closing pursuant to the Liberty Letter Agreement.

(iv)	“Liberty Closing” means the date of completion of the purchase of Class A Shares and Liberty Warrants pursuant to the Liberty Subscription Agreement.

(v)	“Liberty IM” means Liberty 77 Capital L.P., a Delaware limited partnership and the manager of the Liberty Subscriber.

(vi)

“Liberty Letter Agreement” means the letter agreement dated as of January 18, 2022 (as amended, modified or supplemented from time to time) between the Company, the Liberty Subscriber and the other parties thereto.

(vii)	“Liberty Lock-Up Period” means the period commencing on the Liberty Closing and expiring on the first (1st) anniversary of the Merger Transaction Closing.

(viii)	“Liberty Subscriber” means Liberty Strategic Capital (SATL) Holdings, LLC, a Cayman Islands limited liability company (or any Permitted Transferee which is a Related Affiliated).

(ix)	“Liberty Subscriber Securities” means the Liberty Subscriber Shares, Liberty Warrants and the Liberty Subscriber Warrant Shares.

(x)	“Liberty Subscriber Shares” means the Class A Shares purchased on the Liberty Closing pursuant to the Liberty Subscription Agreement.

(xi)	“Liberty Subscription Agreement” means the subscription agreement dated as of January 18, 2022 between CF Acquisition Corp. V, the Company and the Liberty Subscriber.

(xii)	“Liberty Subscriber Warrant Shares” means Class A Shares issued upon the exercise of a Liberty Warrant.

(xiii)

“Liberty Warrants” means the warrants to purchase Class A Shares subscribed for by the Liberty Subscriber pursuant to the Liberty Subscription Agreement and by the Liberty IM pursuant to the Liberty Letter Agreement.

(xiv)	“Liberty Warrantholder” means the holder of a Liberty Warrant, solely to the extent the Liberty Warrant is held by the Liberty Subscriber or a Relevant Affiliate.

(xv)

“Merger Agreement” means the agreement and plan of merger dated as of 5 July 2021 (as amended, modified or supplemented from time to time) among the Company, CF Acquisition Corp. V, Ganymede Merger Sub 1 Inc., Ganymede Merger Sub 2 Inc., and Nettar Group Inc.

(xvi)	“Merger Transactions” means the transactions contemplated by the Merger Agreement.

(xvii)	“Merger Transaction Closing” means the consummation of the Merger Transactions.

(xviii)	“Permitted Transferee” means any entity to whom Liberty Subscriber or a Permitted Transferee is permitted to Transfer Subscriber Securities prior to the expiration of the Liberty Lock-Up Period.

(xix)

“Relevant Affiliate” means, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). Notwithstanding the foregoing, in relation to the Liberty Subscriber only entities that are managed by the Liberty IM or an Affiliate of the Liberty IM shall be regarded as being Relevant Affiliates of the Liberty Subscriber.

(xx)	“Transfer” means:

(A)

sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to any relevant securities;

(B)	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any relevant securities; and/or

(C)	publicly announce any intention to effect any transaction specified in (A) or (B) of this definition.

(xxi)

“VWAP Price” means, as of any trading day during which a Warrant is exercised by Liberty Warrantholder, the volume weighted average price of a Class A Share over the course of the 30-day period ending on the trading day immediately prior to such trading day.

(d)

By way of illustration of how the Class B Vote Per Share shall be subject to adjustment as provided for under this Clause 7.2, if the Class B Vote Per Share is 1.5, as of the Liberty Closing, there were 12,000,000 Class B Shares issued and outstanding, as of the applicable date there are 9,000,000 Class B Shares issued and outstanding, and (prior to the occurrence of a Cessation Event), a Liberty Warrantholder purchases 1,000,000 Class A Shares pursuant to the exercise of Liberty Warrants with an exercise price of US$15.00 on a trading day when the VWAP of a Class A Share is US$20.00, the Class B Vote Ratchet will equal (i) 1,000,000, multiplied by (ii) (A) (I) US$20.00 minus (II) US$15.00, divided by (B) US$20.00, multiplied by (iii) (A) 9,000,000 divided by (B) 12,000,000, the number of votes represented by all Class B Shares will be increased by 187,500, and the Class B Vote Per Share will be increased by 187,500 divided by 9,000,000 (i.e. from 1.5, to 1.5020833).

For the avoidance of doubt, if the Liberty Subscriber, the Liberty IM, or any Relevant Affiliate purchases or sells Class A Shares other than purchases in connection with the exercise of the Liberty Warrants, the Class B Vote Ratchet will not apply and there will be no change to the Class B Vote Per Share.

7.3	The Class B Shares may not be listed on any U.S. or foreign national or regional securities exchange or market.

8	Variation of Rights

8.1	All or any of the rights attached to any class of Shares (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied:

(a)	without the consent of the holders of the issued Shares of that class where:

(i)	such variation is considered by the Directors not to have a material adverse effect upon such rights; or

(ii)

where the Directors amend and restate the Memorandum and the Articles in a manner that creates a new class of Shares with rights and provisions ranking in priority to any existing class of Shares or carrying more votes per Share of the new class of Shares than any existing class of Shares (such new class of Shares however they may be described being herein referred to as “Preference Shares”)

having such rights as specified by the Board of Directors pursuant to the resolution of Directors approving the creation of such Preference Shares, and in any such resolution of Directors the Board of Directors shall agree to amend and restate the Memorandum and Articles to fully set out such rights and instruct the registered agent of the Company to file the amended and restated Memorandum and Articles with the Registrar; or

(b)

with the sanction of a resolution passed by the holders of the Shares of that class at a separate meeting of the holders of the Shares of that class where not less than two thirds of the issued shares of that class were represented and voted to pass the resolution.

To any meeting of the holders of the Shares of a class of Shares all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least two thirds of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent or sanction from the holders of Shares of the relevant class.

For avoidance of doubt, the Directors shall not require any approval of the Members or any class of Members in respect of the creation of Preference Shares or the issuance of Preference Shares and the related amendments to the Memorandum and Articles.

For the avoidance of doubt, where the Class B Vote Per Share can no longer be subject to automatic adjustment or further automatic adjustment pursuant to Clause 7.2 any amendment of the Memorandum of Association or the Articles of Association to reflect the final Class B Vote Per Share following any automatic adjustment or automatic adjustments pursuant to Clause 7.2 and to omit any provisions of the Memorandum of Association or the Articles of Association that are then redundant shall not constitute a variation of the rights attached to any class of Shares.

8.2

For the purposes of a separate class meeting, unless otherwise prohibited by the rights conferred on the holders of a particular class of Shares, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

8.3

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights (shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

9	Conversion of Class B Shares

9.1

Each Class B Share shall be convertible into one (1) Class A Share at the option of the holder of such Class B Share at any time upon written notice to the Company. Where the Class B Share concerned was fully paid and non-assessable, the Class A Share into which it converted shall be fully paid and non-assessable. A written notice to the Company for the purpose of this Clause 9.1 may specify that the intended conversion shall take effect subject to and with effect from a transfer of the Class B Share concerned, in which case any conversion of such Class B Share shall take effect concurrent with the transfer of the Class B Share.

9.2

Each Class B Share shall automatically, without any further action on the part of the Company, any Class B Holder or any other party (other than registration pursuant to sub-Clause 9.4), convert into one (1) Class A Share:

(a)	upon the expiry of the period of five years from the Listing Date;

(b)	where the Class B Holder transfers the Class B Share to a person other than a Permitted Class B Transferee; and

(c)	where the Class B Share concerned is transferred to a Permitted Class B Transferee and the Permitted Class B Transferee ceases to be:

(i)	an entity that has no members or other equity holders except the Original Class B Holder and/or persons acting on behalf of the Original Class B Holder;

(ii)	a Wholly-Owned Subsidiary of an entity of the kind referred to in sub-Clause (c)(i) immediately above; or

(iii)	a trust for the exclusive benefit of, or that is controlled by, the Original Class B Holder; or

(iv)	an Affiliate of the Original Class B Holder.

9.3

The Directors may, from time to time, establish such policies and procedures relating to the general administration of the Register of Members as they may deem necessary or advisable, and may request that Class B Holders furnish affidavits or other proof to the Company as they deem necessary to verify the ownership of Class B Shares.

9.4	In the event of a conversion of Class B Shares to Class A Shares pursuant to this Clause 9, such conversion shall take effect:

(a)

in the event of a voluntary conversion pursuant to sub-Clause 9.1, at the time that the conversion is recorded in the Register of Members following written notice of the conversion having been provided to the Company; and

(b)	in the event of an automatic conversion of all Class B Shares pursuant to sub-Clause 9.2 at the time that the Company registers the conversion in the Register of Members.

10	Registered Shares Only

Shares may only be issued as registered shares and the Company is not authorised to issue bearer shares. Registered shares may not be exchanged for bearer shares or converted to bearer shares.

11	Interpretation

Capitalised terms that are not defined in this Memorandum of Association bear the respective meanings given to them in the Articles of Association of the Company.

12	Amendments

12.1

Subject to the provisions of the Statute and the Memorandum and Articles, the Company may from time to time amend the Memorandum of Association or the Articles of Association by Resolution of Members or resolution of the Directors. A Resolution of Members to amend the Memorandum of Association or the Articles of Association shall require the affirmative vote of an absolute majority of the votes of all of the Members. This requirement is in addition to the requirements set out in Clause 8 where they apply.

We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 29th day of June 2021.

Incorporator

(Sgd. Denery Moses)

Denery Moses
Authorised Signatory
Maples Corporate Services (BVI) Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT (AS REVISED)

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

Satellogic Inc.

1	Interpretation

1.1	In the Articles, unless there is something in the subject or context inconsistent therewith:

“Affiliate”	means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Articles”	means these articles of association of the Company.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Audit Committee”	means the audit committee of the Company formed pursuant to Article 38.2 hereof, or any successor audit committee.

“Business Day”	means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York and the British Virgin Islands are authorised or required by law to close.

“Class B Holder”	means a Member holding Class B Shares.

“Company”	means the above named company.

“Contract”	means any contracts, subcontracts, agreements, arrangements, understandings, commitments, instruments, undertakings, indentures, leases, mortgages and purchase orders, whether written or oral.

“Directors”	means the directors for the time being of the Company.

“Distribution”	means any distribution (including an interim or final dividend).

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act, 2021 of the British Virgin Islands.

“Listing Date”	the date that Class A Shares (or depositary receipts therefor) are first listed or quoted on a Recognised Exchange.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the memorandum of association of the Company.

“Nomination Committee”	means the nomination committee of the Company formed pursuant to Article 39.1 hereof, or any successor nomination committee.

“Original Class B Holder”	means each Class B Holder, excluding any Class B Holder who, for the time being, only holds Class B Shares as a result of a Permitted Class B Transfer.

“Permitted Class B Transferee”	means a transferee of Class B Shares permitted under Article 8.

“Permitted Class B Transfer”	has the meaning given in Article 8.2.

“Preference Shares”	has the meaning given in Clause 8.1 of the Memorandum.

“Recognised Exchange”	has the same meaning as in the Statute.

“Register of Members”	means the register of Members of the Company maintained in accordance with the Statute.

“Registered Agent”	means the registered agent for the time being of the Company.

“Registered Office”	means the registered office for the time being of the Company.

“Resolution of Members”	means, subject to Clause 12 of the Memorandum, a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting. In computing the majority when a poll is demanded, regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“SEC”	means the United States Securities and Exchange Commission.

“Share”	means a share in the Company and includes a fraction of a share in the Company.

“Statute”	means the BVI Business Companies Act (As Revised) of the British Virgin Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)

the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)

any requirements as to execution or signature under the Articles including the execution of the Memorandum and Articles themselves can be satisfied in the form of an electronic signature as provided for in the Electronic Transactions Act;

(l)	the Electronic Transactions Act shall be varied pursuant to section 5(1)(b)(i) of the Electronic Transactions Act to the extent provided for in the Articles;

(m)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect;

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share;

(o)

the term “simple majority” in relation to a Resolution of Members means a majority of those entitled to vote on the resolution and actually voting on the resolution (and absent Members, Members who are present but do not vote, blanks and abstentions are not counted);

(p)	the term “absolute majority” in relation to a Resolution of Members means a majority of all those entitled to vote on the resolution regardless of how many actually vote or abstain;

(q)	an entity is a “Subsidiary” of another entity, its “Holding Company”, if that other entity:

(i)	holds a majority of the voting rights in it; or

(ii)	is a member of it (or is an equity holder in an equivalent position) and has the right to appoint or remove a majority of its board of directors (or equivalent body); or

(iii)

is a member of it and controls, directly or indirectly through one or more intermediaries, alone or pursuant to an agreement with other members (or equity holders in an equivalent position), a majority of the voting rights in it or the right to appoint or remove a majority of its board of directors (or equivalent body), or if it is a Subsidiary of an entity that is itself a Subsidiary of that other entity; and

(r)

an entity is a “Wholly-Owned Subsidiary” of another entity if such other entity is its sole member (or equity holder in an equivalent position) or if such other entity through one or more Wholly-Owned Subsidiaries controls 100% of the voting rights in it or the right to appoint or remove all of the members of its board of directors (or equivalent body).

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of any monies of the Company, all expenses incurred in the formation and establishment of the Company, including the expenses of incorporation.

3	Issue of Shares

Subject to the Statute and the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Distribution, voting, return of investment or otherwise and to such persons, at such times, for such consideration, and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights. A bonus share issued by the Company shall be deemed to have been fully paid for on issue.

4	Register of Members

The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

5	Closing Register of Members, Fixing Record Date

5.1

Subject to any applicable rules of the Recognised Exchange on which the Company Shares are listed, in lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Distribution, or in order to make a determination of Members for any other purpose.

5.2

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to vote at a meeting of Members or Members entitled to receive payment of a Distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors or shall be given under Seal. The Directors may authorise certificates to be issued with the authorised signature(s) or Seal affixed by mechanical process or in accordance with the Electronic Transactions Act. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and subject to the Articles no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

7	Transfer of Shares

7.1	Subject to the terms of the Articles including, without limitation Articles 7.3 and 8, any Member may transfer all or any of his Shares by an instrument of transfer.

7.2

The instrument of transfer of any Share shall be in writing and shall be executed by or on behalf of the transferor (and if registration as a holder of the Shares imposes a liability to the Company on the transferee, signed by or on behalf of the transferee) and contain the name and address of the transferee. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

7.3	Where the Shares concerned are listed on a Recognised Exchange:

(a)	Articles 7.1 and 7.2 shall not apply; and

(b)

the Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the law, rules, procedures and other requirements applicable to shares listed on the Recognised Exchange.

8	Restrictions on Transfer of Class B Shares

8.1	A Class B Holder shall not transfer or otherwise dispose of any Class B Share or any interest in any Class B Share, except as permitted by this Article and applicable securities laws.

8.2	A transfer by a Class B Holder of Class B Shares is permitted (such a transfer, a “Permitted Class B Transfer”) where:

(a)	the transfer is to an entity that has no members (or other equity holders) except the Original Class B Holder and/or persons acting on behalf of the Original Class B Holder;

(b)	the transfer is to a Wholly-Owned Subsidiary of an entity of the kind referred to in sub-Article (a) immediately above;

(c)	the transfer is to a trust for the exclusive benefit of, or that is controlled by, the Original Class B Holder; or

(d)	the transfer is to an Affiliate of the Class B Holder.

8.3

A Class B Holder holding Class B Shares as a result of a transfer by an Original Class B Holder pursuant to Article 8.2 or a transfer by a Class B Holder pursuant to Article 8.2 may transfer all or any of such Class B Shares back to that Original Class B Holder or another Permitted Class B Transferee without restriction.

8.4	An Original Class B Holder may transfer Class B Shares to any persons who are Permitted Class B Transferees in respect of such Original Class B Holder.

9	Redemption, Repurchase and Surrender of Shares

9.1

Subject to the provisions of the Statute (save that sections 60 and 61 of the Statute shall not apply to the Company) and, where applicable, the rules of the Recognised Exchange, the terms attached to Shares, as specified in the Memorandum and the Articles, may provide for such Shares to be redeemed or to be liable to be redeemed at the option of the Member or the Company on such terms as so specified.

9.2

Subject to the provisions of the Statute (save that sections 60 and 61 of the Statute shall not apply to the Company) and, where applicable, the rules of the Recognised Exchange, the Company may purchase or otherwise acquire its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member.

9.3	The Company may make a payment in respect of the redemption, purchase or other acquisition of its own Shares in any manner permitted by the Statute.

9.4

The Directors may accept the surrender for no consideration of any fully paid Share including, for the avoidance of doubt, a Treasury Share. Any such surrender shall be in writing and signed by the Member holding the Share or Shares.

10	Treasury Shares

Subject to the Statute, the Directors may, prior to the purchase, redemption or surrender of any Share, resolve that such Share shall be held as a Treasury Share.

11	Commission on Sale of Shares

The Company may pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or, subject to the Statute, the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Forfeiture of Shares

13.1

If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

13.2

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

13.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

13.4	A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited.

13.5

A certificate in writing under the hand of one Director or officer of the Company that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

13.6

The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time as if it had been payable by virtue of a call duly made and notified.

14	Transmission of Shares

14.1

If a Member dies the survivor or survivors (where he was a joint holder) or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares.

14.2

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person.

14.3

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share. If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles) the Directors may thereafter withhold payment of all Distributions or other monies payable in respect of the Share until the requirements of the notice have been complied with.

15	General Meetings

15.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

15.2

The Company shall in each year hold a general meeting as its annual general meeting, and, where called, shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint.

15.3	The Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

15.4

A Members’ requisition is a requisition of Members holding at the date of deposit of the requisition not less than thirty per cent. of the voting rights in respect of the matter for which the meeting is requested.

15.5

The Members’ requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

15.6

If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not within twenty-one days from the date of the deposit of the Members’ requisition duly proceed to convene a general meeting to be held within a further twenty-one days, the requisitionists may themselves convene a general meeting, but any meeting so convened shall be held no later than the day which falls three months after the expiration of the said twenty-one day period.

15.7	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

15.8

Members seeking to bring business before the annual general meeting must deliver notice to the principal executive offices of the Company not later than the close of business on the 90th day or earlier than the close of business on the 120th day prior to the scheduled date of the annual general meeting. Members seeking to nominate candidates for election as Directors at the annual general meeting must comply with the requirements of Article 25.

16	Notice of General Meetings

16.1

At least ten clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety five per cent. in par value (if all the issued Shares have a par value), or otherwise by number of the Shares giving that right.

16.2

Notwithstanding any other provision of the Articles, the accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice, or the accidental failure to refer in any notice or other document to a meeting as an “annual general meeting” or “extraordinary general meeting”, as the case may be, shall not invalidate the proceedings of that general meeting.

17	Proceedings at General Meetings

17.1

A quorum is present at a general meeting of Members if, at the commencement of the meeting, there are present in person or by proxy Members whose Shares represent a majority of the votes of the Shares entitled to vote on Resolutions of Members to be considered at the meeting. If such a quorum be present, notwithstanding the fact that such quorum may be represented by only one person, then such person may resolve any matter, and a certificate signed by such person, accompanied where such person is a proxy by a copy of the proxy forms, shall constitute a valid Resolution of Members.

17.2

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

17.3	Any Resolution of Members must be passed at a general meeting of the Members. No Resolution of Members may be passed by means of a Resolution of Members consented to in writing.

17.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence or if during such a meeting a quorum ceases to be present, the meeting, if convened upon a Members’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

17.5

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

17.6

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

17.7

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

17.8

When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

17.9	A resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded.

17.10

A poll may be demanded by any Member present in person or by proxy and if so demanded the poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

17.11

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

17.12	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall not be entitled to a second or casting vote.

18	Votes of Members

18.1

Subject to any rights or restrictions attached to any Shares, including as set out in Clause 7 of the Memorandum, on a show of hands every Member who is present in person or by proxy shall have one vote and on a poll every Member present in any such manner shall have one vote for every Share of which he is the holder.

18.2

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

18.3

A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

18.4

No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then due and payable by him in respect of Shares have been paid.

18.5

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

18.6

On a poll or on a show of hands votes may be cast either personally or by proxy. A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall state which proxy is entitled to vote on a show of hands and shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

18.7

On a poll, a Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

19	Proxies

19.1

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be produced at the place appointed for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.

19.2

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

19.3

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

19.4

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

20	Corporate Members

20.1

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

20.2

If a clearing house (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the clearing house (or its nominee(s)) as if such person was the registered holder of such Shares held by the clearing house (or its nominee(s)).

21	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company (including Treasury Shares) shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

22	Directors

The Company shall have not less than three Directors at all times. Subject to the requirement that the Company shall have not less than three Directors, the maximum number of Directors may be fixed either by a resolution of Directors or a Resolution of Members, provided that if the maximum number of directors is fixed by a Resolution of Members, then any change to the maximum number of directors shall only be made by a Resolution of Members.

23	Powers and Duties of Directors

23.1

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Resolution of Members, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

23.2

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

23.3

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

23.4

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

23.5	A Director, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the Director believes to be in the best interests of the Company.

23.6	Section 175 of the Statute shall not apply to the Company.

24	Appointment and Removal of Directors

24.1

Subject to the requirements of Article 25, the Company may by Resolution of Members appoint any person to be a Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

24.2

The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Class I Directors shall stand elected for a term expiring at the time of the election of Directors at the Company’s first annual general meeting or if no Directors are elected at the Company’s first annual general meeting, at the conclusion of the Company’s first annual general meeting, the Class II Directors shall stand elected for a term expiring at the time of the election of Directors at the Company’s second annual general meeting or if no Directors are elected at the Company’s second annual general meeting, at the conclusion of the Company’s second annual general meeting and the Class III Directors shall stand elected for a term expiring at the time of the election of Directors at Company’s third annual general meeting or if no Directors are elected at the Company’s third annual general meeting, at the conclusion of the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors elected to succeed those Directors whose terms expire shall be elected by Resolution of Members for a term of office to expire at the third succeeding annual general meeting after their election.

24.3

Except as the Statute or other applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the election of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for Cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director. All such Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been elected and qualified. A Director elected to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been elected and qualified.

24.4

The Company may by Resolution of Members or a resolution of Directors (passed by all of the Directors other than the Director who is the subject of the resolution concerning removal of a Director) remove any Director only with Cause. For the purposes of this Article 24 “Cause” shall mean removal of a Director because of:

(a)	such Director’s wilful and continued failure to substantially perform his duties as a Director;

(b)	such Director’s wilful conduct which is significantly injurious to the Company, monetarily or otherwise,

(c)	such Director’s being convicted or investigated in a criminal proceeding (other than traffic violations and other minor offenses);

(d)	such Director’s being censured or subject to equivalent action by any Recognised Exchange (including a pending proceeding); and/or

(e)

a petition under the bankruptcy of insolvency laws of any jurisdiction being filed against such Director or there is an appointment of a receiver (or similar officer) by a court for the business or property of, such Director.

24.5	Sections 114(2) and 114(3) of the Statute shall not apply to the Company.

25	Notice of Nominations for Election to the Board of Directors

25.1

Nominations of any individual for election to the board of Directors at an annual general meeting or an extraordinary general meeting (but only if the election of Directors is a matter specified in the notice of meeting given by or at the direction of the Person calling such meeting) may be made at such meeting only:

(a)	by or at the direction of the board of Directors, including by any committee or persons authorised to do so by the board of Directors or these Articles; or

(b)	by a Member present in person:

(i)	who was a Member both at the time of giving the notice provided for in Article 25 and at the time of the meeting;

(ii)	is entitled to vote at the meeting;

(iii)	has complied with this Article 25 as to such notice and nomination.

25.2	For purposes of this Article 25:

(a)	“Disclosable Interests” with respect to a Member, means:

(i)

the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) and that is, directly or indirectly, held or maintained by such Member with respect to any Shares of any class or series of Shares;

(ii)	any rights to dividends on the Shares of any class or series of Shares of the Company owned beneficially by such Member that are separated or separable from the underlying Shares;

(iii)	any material pending or threatened legal proceeding in which such Member is a party or material participant involving the Company or any of its officers or Directors, or any Affiliate of the Company;

(iv)	any other material relationship between such Member, on the one hand, and the Company or any Affiliate of the Company, on the other hand;

(v)

any direct or indirect material interest in any material contract or agreement of such Member with the Company or any Affiliate of the Company (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement);

(vi)

a representation that such Member intends or is part of a group that intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Company’s outstanding shares required to approve or adopt the proposal or otherwise solicit proxies from shareholders in support of such proposal; and

(vii)

any other information relating to such Member that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Member in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act, provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Member solely as a result of being the shareholder directed to prepare and submit the notice required by these Articles on behalf of a beneficial owner of Shares.

(b)	“Exchange Act” means the United States Securities Exchange Act of 1934;

(c)	“Member Information” with respect to a Member, means:

(i)	the name and address of the Member (including, if applicable, the name and address that appear on the Register of Members); and

(ii)

the class or series and number of Shares that are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Member, except that such Member shall in all events be deemed to beneficially own any Shares of any class or series as to which such Member has a right to acquire beneficial ownership at any time in the future;

(d)	“Nominating Person” means:

(i)	the Member providing the notice of the nomination for election of a Director proposed to be made at the general meeting of the Members; and

(ii)	the beneficial owner or beneficial owners, if different, on whose behalf the notice of the nomination proposed to be made at the meeting is made; and

(iii)	any other participant in such solicitation;

(e)	“present in person” shall mean that the Member proposing that the business be brought before the meeting of the Company, or a qualified representative of such Member, appear at such meeting;

(f)

a “qualified representative” of such proposing Member shall be a duly authorised officer, manager or partner of such Member or any other person authorised by a writing executed by such Member or an electronic transmission delivered by such Member to act for such Member as proxy at the meeting of Members and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of Members;

(g)	“Securities Act” means the United States Securities Act of 1933; and

(h)	“Timely Notice” means:

(i)

in the case of a general meeting of the Members that is an annual general meeting of the Members a notice given not earlier than one hundred twenty (120) days prior to the general meeting and not later than the later of ninety (90) days prior to the general meeting and the tenth (10th) day following the day on which public disclosure of the date of the general meeting is first made by the Company, where the Company is required to make public disclosure of the date of the general meeting in accordance with the rules of any Recognised Exchange; or

(ii)

in the case of a general meeting of the Members that is not an annual general meeting of the Members a notice given not earlier than one hundred twenty (120) days prior to the general meeting and not later than the later of ninety (90) days prior to the general meeting and the tenth (10th) day following the day on which public disclosure of the date of the general meeting is first made by the Company, where the Company is required to make public disclosure of the date of the general meeting in accordance with the rules of any Recognised Exchange.

25.3	Without qualification, for a Member to make any nomination of an individual or individuals for election to the board of Directors at an annual general meeting, the Member must:

(a)	provide Timely Notice thereof in writing and in proper form to the Company;

(b)	provide the information, agreements and questionnaires with respect to such Member and its candidate for nomination as required to be set forth by this Article 25; and

(c)	provide any updates or supplements to such notice at the times and in the forms required by this Article 25.

25.4

Without qualification, if the election of Directors is a matter specified in the notice of general meeting given by or at the direction of the Person calling a general meeting that is not an annual general meeting, then for a Member to make any nomination of an individual or individuals for election to the board of Directors at a general meeting, the Member must:

(a)	provide Timely Notice thereof in writing and in proper form to the Company;

(b)	provide the information with respect to such Member and its candidate for nomination as required by this this Article 25; and

(c)	provide any updates or supplements to such notice at the times and in the forms required by this this Article 25.

25.5

In no event shall any adjournment or postponement of an annual general meeting or extraordinary general meeting or the announcement thereof commence a new time period for the giving of a Members’ notice as described above.

25.6

In no event may a Nominating Person (as defined below) provide Timely Notice with respect to a greater number of Director candidates than are subject to election by Members at the applicable meeting. If the Company shall, subsequent to such notice, increase the number of Directors subject to election at the meeting, such notice as to any additional nominees shall be due on the later of:

(a)	the conclusion of the time period for Timely Notice;

(b)	the date set forth in Article 25.4; or

(c)

the tenth (10th) day following the date of public disclosure of the date of the general meeting is first made by the Company, where the Company is required to make public disclosure of the date of the general meeting in accordance with the rules of any Recognised Exchange of such increase.

25.7	To be in proper form for purposes of this Article 25, a Member’s notice to the Company must set forth:

(a)	as to each Nominating Person, the Member Information;

(b)	as to each Nominating Person, any Disclosable Interests; and

(c)	as to each candidate whom a Nominating Person proposes to nominate for election as a director:

(i)

all information with respect to such candidate for nomination that would be required to be set forth in a Member’s notice pursuant to this Article 25 if such candidate for nomination were a Nominating Person;

(ii)

all information relating to such candidate for nomination that is required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to section 14(a) under the Exchange Act (including such candidate’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected);

(iii)

a description of any direct or indirect material interest in any material contract or agreement between or among any Nominating Person, on the one hand, and each candidate for nomination or his or her respective associates or any other participants in such solicitation, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K of the Securities Act if such Nominating Person were the “registrant” for purposes of such rule and the candidate for nomination were a director or executive officer of such registrant; and

(iv)	a completed and signed questionnaire, representation and agreement as provided in Article 25.10.

25.8

A Member providing notice of any nomination proposed to be made at a general meeting shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Article 25 shall be true and correct as of the record date for Members entitled to vote at the meeting and as of the date that is ten (10) Business Days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be notified to the Company not later than five (5) Business Days after the record date for Members entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) Business Days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) Business Days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this Article 25.8 or any other provision of these Articles shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Member, extend any applicable deadlines under this Article 25.8 or enable or be deemed to permit a Member who has previously submitted notice under this Article 25 to amend or update any nomination or to submit any new nomination.

25.9

In addition to the requirements of this Article 25 with respect to any nomination proposed to be made at a general meeting of the Members, each Nominating Person shall comply with all applicable requirements of the Exchange Act with respect to any such nominations.

25.10

To be eligible to be a candidate for election as a Director at an annual or extraordinary general meeting, a candidate must be nominated in the manner prescribed in this Article 25 and the candidate for nomination, whether nominated by or at the direction of the board of Directors or by a Member, must have previously delivered (in accordance with the time period prescribed for delivery in a notice to such candidate given by or on behalf of the Board of Directors), to the Company:

(a)	a completed written questionnaire (in a form provided by the Company) with respect to the background, qualifications, stock ownership and independence of such proposed nominee;

(b)	a written representation and agreement (in form provided by the Company) that such candidate for nomination:

(i)	is not and, if elected as a Director during his or her term of office, will not become a party to:

(A)

any agreement, arrangement or understanding with, and has not given and will not give any commitment or assurance to, any person or entity as to how such proposed nominee, if elected as a director of the Company, will act or vote on any issue or question (a “Voting Commitment”); or

(B)	any Voting Commitment that could limit or interfere with such proposed nominee’s ability to comply, if elected as a Director, with such proposed nominee’s fiduciary duties under law;

(ii)

is not, and will not become a party to, any agreement, arrangement or understanding with any person other than the Company with respect to any direct or indirect compensation or reimbursement for service as a director that has not been disclosed to the Company; and

(iii)

if elected as a Director, will comply with all applicable corporate governance, conflict of interest, confidentiality, stock ownership and trading and other policies and guidelines of the Company applicable to directors and in effect during such individual’s term in office as a director (and, if requested by any candidate for nomination, the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).

25.11

The board of Directors may also require any proposed candidate for nomination as a Director to furnish such other information as may reasonably be requested by the board of Directors in writing prior to the meeting of Members at which such candidate’s nomination is to be acted upon in order for the board of Directors to determine the eligibility of such candidate for nomination to be an independent director of the Company in accordance with the Company’s corporate governance guidelines.

25.12

A candidate for nomination as a Director shall further update and supplement the materials delivered pursuant to this Article 25, if necessary, so that the information provided or required to be provided pursuant to this Article 25 shall be true and correct as of the record date for Members entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Company not later than five (5) Business Days after the record date for Members entitled to vote at the general meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) Business Days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the general meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) Business Days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this Article 25 or any other provision of these Articles shall not limit the Company’s rights with respect to any deficiencies in any notice provided by a Member, extend any applicable deadlines under this Article 25 or enable or be deemed to permit a Member who has previously submitted notice under this Article 25 to amend or update any proposal or to submit any new proposal, including by changing or adding nominees, matters, business or resolutions proposed to be brought before a general meeting of the Members.

25.13

No candidate shall be eligible for nomination as a Director unless such candidate for nomination and the Nominating Person seeking to place such candidate’s name in nomination has complied with this Article 25. The officer of the Company presiding over the meeting shall, if the facts warrant, determine that a nomination was not properly made in accordance with this Article 25, and if he or she should so determine, he or she shall so declare such determination to the meeting, the defective nomination shall be disregarded and any ballots cast for the candidate in question (but in the case of any form of ballot listing other qualified nominees, only the ballots cast for the nominee in question) shall, to the fullest extent permitted by law, be void and of no force or effect.

26	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)

the Director absents himself from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind;

(e)	the Director is removed from office for Cause pursuant to a Resolution of Members or a resolution of Directors passed in accordance with the requirements of Article 24.4; or

(f)	the Director becomes disqualified to act as a Director under section 111 of the Statute.

27	Proceedings of Directors

27.1

The quorum for the transaction of the business of the Directors shall be a majority of the Directors present in person if there are two or more Directors, and shall be one if there is only one Director.

27.2

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

27.3

A person may participate in a meeting of the Directors or a meeting of any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

27.4

A resolution in writing (in one or more counterparts) signed by a majority of the Directors or a majority of the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

27.5

A Director may, or other officer of the Company on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

27.6

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

27.7

The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

27.8

All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

28	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

29	Directors’ Interests

29.1

A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

29.2

A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

29.3

A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

29.4

No person shall be disqualified from the office of or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

29.5

Any notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be deemed a general notice of such interest for the purposes of the Statute and be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give a general or special notice relating to any particular transaction.

30	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of all appointments of officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

31	Delegation of Directors’ Powers

31.1

Subject to the Statute, the Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors. They may also, subject to the Statute, delegate to any managing director or any Director holding any other executive office such of their powers, authorities and discretions as they consider desirable to be exercised by any managing director or any Director holding any other executive office provided the appointment of a managing director shall be revoked forthwith if he ceases to be a Director. Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

31.2

Subject to the Statute, the Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

31.3

Subject to the Statute, the Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

31.4

Subject to the Statute, the Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

31.5

The Directors may appoint such officers of the Company (including, for the avoidance of doubt and without limitation, any secretary) as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an officer of the Company may be removed by resolution of the Directors or Resolution of Members. An officer of the Company may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

32	No Alternate Directors

32.1	A Director may not appoint any person as an alternate director.

33	No Minimum Shareholding

No Director shall be required to hold Shares.

34	Remuneration of Directors

34.1

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine. The Directors shall also be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

34.2

The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

35	Seal

35.1	The Company shall have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors.

35.2

The Company may have for use in any place or places outside the British Virgin Islands a duplicate Seal or Seals each of which shall be a facsimile of the Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

35.3

A Director or officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed wheresoever.

36	Dividends, Distributions and Reserve

36.1

Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Distributions on Shares in issue and authorise payment of the Distributions out of the funds of the Company lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No Distribution shall be authorised if such Distribution would cause the Company or its Directors to be in breach of the Statute.

36.2	The Directors may deduct from any Distribution payable to any Member all sums of money (if any) payable by him to the Company on account of calls or otherwise.

36.3

The Directors may resolve that any Distribution or redemption be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

36.4

Except as otherwise provided by the rights attached to any Shares, Distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

36.5

The Directors may, before resolving to pay any Distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

36.6

Any Distribution, redemption payment, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any dividends, other Distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

36.7	No Distribution or redemption payment shall bear interest against the Company.

36.8

Any Distribution or redemption payment which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the dividend or other Distribution shall remain as a debt due to the Member. Any Distribution or redemption payment which remains unclaimed after a period of six years from the date on which such Distribution or redemption payment becomes payable shall be forfeited and shall revert to the Company.

37	Books of Account

37.1

The Directors shall cause proper books of account (including, where applicable, underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company, in accordance with the Statute.

37.2

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

37.3

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

38	Audit

38.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

38.2

Without prejudice to the freedom of the Directors to establish any other committee, if Shares are listed or quoted on the Recognised Exchange, and if required by the Recognised Exchange, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the SEC and the Recognised Exchange. The Audit Committee shall meet at least once every financial quarter, or more frequently as circumstances dictate.

38.3	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

38.4

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

38.5

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and officers of the Company such information and explanation as may be necessary for the performance of the duties of the Auditor.

38.6

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at any time during their term of office, upon request of the Directors or any general meeting of the Members.

39	Nomination Committee

39.1

If Shares are listed or quoted on the Recognised Exchange, the Directors shall establish and maintain a Nomination Committee as a committee of the Directors and shall adopt a formal written Nomination Committee charter and review and assess the adequacy of the formal written charter on an annual basis.

39.2	The composition and responsibilities of the Nomination Committee shall comply with the rules and regulations of the SEC and the Recognised Exchange.

40	Notices

40.1

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, fax or email to him or to his address as shown in the Register of Members (or where the notice is given by email by sending it to the email address provided by such Member). Any notice, if posted from one country to another, is to be sent by airmail. Notice may also be served in accordance with the requirements of the Recognised Exchange.

40.2

Where a notice is sent by courier, service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier. Where a notice is sent by post, service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the British Virgin Islands) following the day on which the notice was posted. Where a notice is sent by cable or fax, service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted. Where a notice is given by email service shall be deemed to be effected by transmitting the email to the email address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the email to be acknowledged by the recipient.

40.3

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

40.4

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the date such notice is given except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

40.5

Where a law or the Articles requires information to be delivered or sent to, or to be served on, a person, section 10(1) of the Electronic Transactions Act shall be varied such that: (i) the originator of any electronic communication shall not be required to state that the receipt of the electronic communication is to be acknowledged; and (ii) unless the originator expressly requires an acknowledgment of receipt, the addressee shall not be required to acknowledge receipt.

41	Winding Up

41.1

If the Company shall be wound up the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, each Share will rank pari passu with each other Share in relation to the distribution of surplus assets on a winding up.

41.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and subject to contrary direction by Resolution of Members, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, subject to contrary direction by Resolution of Members, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, subject to contrary direction by Resolution of Members, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

42	Indemnity and Insurance

42.1

Subject to Article 42.2 the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any person who:

(a)

is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a Director, an officer or a liquidator of the Company; or

(b)	is or was, at the request of the Company, serving as a Director or in any other capacity is or was acting for, another body corporate or a partnership, joint venture, trust or other enterprise.

42.2

Article 42.1 does not apply to a person referred to in that Article unless the person acted honestly and in good faith and in what he believed to be the best interests of the Company and, in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful.

42.3

The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the person did not act honestly and in good faith and with a view to the best interests of the Company or that the person had reasonable cause to believe that his conduct was unlawful.

42.4

If a person referred to in this Article 42 has been successful in defence of any proceedings referred to therein, the person is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the person in connection with the proceedings.

42.5

Expenses, including legal fees, incurred by a director (or former director) in defending any legal, administrative or investigative proceedings shall be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the director (or former director, as the case may be) to repay the amount if it shall ultimately be determined that the director (or former director, as the case may be) is not entitled to be indemnified by the Company. Expenses, including legal fees, incurred by an officer (or former officer) in defending any legal, administrative or investigative proceedings may be paid by the Company in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of the officer (or former officer, as the case may be) to repay the amount if it shall ultimately be determined that the officer (or former officer, as the case may be) is not entitled to be indemnified by the Company.

42.6

The indemnification and advancement of expenses provided by, or granted under, these Articles are not exclusive of any other rights to which the person seeking indemnification or advancement of expenses may be entitled under any agreement, Resolution of Members, resolution of disinterested Directors or otherwise, both as to acting in the person’s official capacity and as to acting in another capacity while serving as a Director.

42.7

The Directors, on behalf of the Company, shall purchase and maintain insurance for the benefit of any Director or other officer of the Company against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

43	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

44	Transfer by Way of Continuation

The Company shall, subject to the provisions of the Statute, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the British Virgin Islands and to be deregistered in the British Virgin Islands.

45	Mergers and Consolidations

The Company shall, subject to the provisions of the Statute, have the power to merge or consolidate with one or more constituent companies (as defined in the Statute), upon such terms as the Directors may determine.

We, Maples Corporate Services (BVI) Limited of Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands in our capacity as registered agent for the Company hereby apply to the Registrar for the incorporation of the Company this 29th day of June 2021.

Incorporator

(Sgd. Denery Moses)

Denery Moses
Authorised Signatory
Maples Corporate Services (BVI) Limited

ANNEX B

Liberty Subscription Agreement

Execution Version

SUBSCRIPTION AGREEMENT

January 18, 2022

CF Acquisition Corp. V

110 East 59th Street

New York, NY 10022

Satellogic Inc.

Kingston Chambers

PO Box 173

Road Town, Tortola

British Virgin Islands

Nettar Group Inc. (d/b/a Satellogic)

c/o Maples Corporate Services (BVI) Limited

Kingston Chambers

P.O. Box 173

Road Town, Tortola

British Virgin Islands

Ladies and Gentlemen:

This Subscription Agreement (this “Subscription Agreement”) is entered into this 18th day of January, 2022, by and among Satellogic Inc., a company limited by shares incorporated under the laws of the British Virgin Islands (the “Issuer”), CF Acquisition Corp. V, a Delaware corporation (the “Company”), and the undersigned (the “Subscriber” or “you”).

The Issuer has entered into an Agreement and Plan of Merger dated as of July 5, 2021 (the “Transaction Agreement” and the transactions contemplated thereby, the “Transactions”), among the Issuer, the Company, Nettar Group Inc. (d/b/a Satellogic), a company incorporated in the British Virgin Islands (the “Target”), and the other parties named therein, pursuant to which (i) it has formed a British Virgin Islands business company with limited liability, wholly-owned by the Issuer (the “Non-US Merger Sub”), which will, pursuant to the Transaction Agreement, merge with and into, the Target with the Target as the surviving entity (the “First Merger”), and (ii) it has formed a Delaware corporation, wholly-owned by the Issuer (the “US Merger Sub”), which will, pursuant to the Transaction Agreement and following consummation of the First Merger, merge with and into the Company, with the Company as the surviving entity (the “Second Merger” and together with the First Merger, the “Mergers”). In connection with the closing of the Transactions, the Issuer is seeking your commitment to purchase shares of the Issuer’s Class A ordinary shares, par value $0.0001 per share (any such Class A ordinary shares, “Issuer Shares”), in a private placement (the “Offering”).

In connection therewith, the Subscriber, the Company, and the Issuer agree as follows:

1. Definitions.

(a) “IPO Prospectus” means the final prospectus of the Company, dated as of January 28, 2021 and filed with the Commission (File No. 333-251971) on January 29, 2021.

(b) “Sponsor” means CFAC Holdings V, LLC.

(c) “Transfer” means (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act (as defined below) with respect to any relevant securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any relevant securities, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

2. Subscription; Subscriber Shares and PIPE Warrants.

(a) The Subscriber hereby subscribes for and agrees to purchase from the Issuer, and the Issuer agrees to issue and sell to the Subscriber, an aggregate of 20,000,000 Issuer Shares (the “Subscriber Shares”). In consideration for the Subscriber Shares and the PIPE Warrants (as defined below), the Subscriber shall pay the Issuer an aggregate purchase price equal to the product of (x) $7.50, and (y) the Subscriber Shares (the “Purchase Price”), all on the terms and conditions provided for herein; provided that (A) the Purchase Price, shall be appropriately reduced to reflect the impact of any dividends or redemptions (excluding for the avoidance of doubt any redemptions the Company’s Class A Common Stock redeemed in connection with the closing of the Transactions which occur after the date hereof and prior to the Transaction Closing (as defined below), and (B) the number of Subscriber Shares and the price per share set forth in the foregoing clause (x) shall be equitably adjusted to reflect the impact of any stock split or share sub-division, reverse stock split or share consolidation, stock dividend or share capitalization, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to the Issuer Shares occurring on or after the date hereof and prior to the Closing.

(b) In addition to the Subscriber Shares, upon payment of the Purchase Price, on the Closing Date (as defined below), the Issuer shall issue to the Subscriber, and the Subscriber shall subscribe from the Issuer, an aggregate of (i) 5,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Issuer Share at an exercise price of $10.00 per share and (ii) 15,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Issuer Share at an exercise price of $15.00 per share (the warrants under clauses (i) and (ii), collectively, the “PIPE Warrants”); provided that the provisions of Section 4 of the Warrant Agreement shall be applied to the PIPE Warrants as if in effect as of the date hereof. Each PIPE Warrant shall be exercisable as and from the Closing Date and shall expire on the fifth anniversary thereof. The Issuer Shares underlying the PIPE Warrants are hereinafter referred to as the “Subscriber Warrant Shares” and the Subscriber Shares, the PIPE Warrants and the Subscriber Warrant Shares are collectively referred to as the “Subscriber Securities”. The term “Subscriber Shares” as used in Sections 4, 5(c), 6(c), 6(d), 6(e), 6(l), 7, 8 and 10 – 13 of this Subscription Agreement shall be deemed to include the Subscriber Warrant Shares, as the context requires.

3. Closing; Delivery of Subscriber Shares and PIPE Warrants.

(a) The issuance of the Subscriber Shares and PIPE Warrants contemplated hereby (the “Closing”, and the date on which the Closing actually occurs, the “Closing Date”) is contingent upon the consummation of the Transactions (the “Transaction Closing”). The Closing shall occur within one (1) Business Day after the date on which the Closing condition set forth in Section 4(a)(iii) has been satisfied (assuming all other Closing conditions set forth in Section 4 have or will be satisfied or validly waived prior to or on such date).

(b) At least two (2) Business Days (as defined below) before the anticipated Closing Date, the Issuer shall deliver written notice to the Subscriber (the “Closing Notice”) specifying (i) the anticipated Closing Date and (ii) the wire instructions for delivery of the Purchase Price to the Issuer (provided that the Issuer shall be permitted to supplement or update the Closing Notice as necessary to extend the anticipated Closing Date). No later than 4:00 p.m. (Eastern time) one (1) Business Day prior to the Closing Date specified in the Closing Notice (as may be supplemented), the Subscriber shall deliver the Purchase Price by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in the Closing Notice, such funds to be held in escrow and not to be used by the Issuer for any purpose until the Closing.

(c) The Issuer shall deliver to the Subscriber (i) at the Closing, the Subscriber Shares and PIPE Warrants in book entry form, free and clear of any liens or other restrictions (other than those arising under state or federal securities laws), in the name of the Subscriber (or its nominee in accordance with its delivery instructions) or to a custodian designated by the Subscriber, as applicable, and (ii) promptly after the Closing, evidence from the Issuer’s transfer agent of the issuance to the Subscriber of the Subscriber Shares and PIPE Warrants (in book entry form) on and as of the Closing Date.

4. Closing Conditions. In addition to the conditions set forth in Section 3:

(a) General Conditions. The Closing is also subject to the satisfaction or valid waiver in writing by each party of the conditions that, on the Closing Date:

(i) no suspension of the qualification of the applicable Subscriber Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;

(ii) no applicable governmental authority shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and has the effect of making consummation of the transactions contemplated by this Subscription Agreement illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by this Subscription Agreement;

(iii) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended, supplemented or modified from time to time, the “HSR Act”) in respect of the Transactions shall have expired or been terminated; and

(iv) the Transactions shall have been consummated.

(b) Issuer Conditions. The obligations of the Issuer to consummate the Closing are also subject to the satisfaction or valid waiver by the Issuer of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) at and as of the date of the Transaction Closing (the “Transaction Closing Date”) (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of the Closing shall constitute a reaffirmation by the Subscriber of each of the representations, warranties and agreements of the Subscriber contained in this Subscription Agreement as of the Transaction Closing Date or as of such specific date, as applicable; and

(ii) the Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

(c) Subscriber Conditions. The obligations of the Subscriber to deliver the Purchase Price, and to perform any of its other obligations hereunder, are also subject to the satisfaction or valid waiver by the Subscriber of the additional conditions that, on the Closing Date:

(i) all representations and warranties of the Issuer and the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or an Issuer MAE or Company MAE (each as defined herein), which representations and warranties shall be true and correct in all respects) at and as of the Transaction Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Issuer MAE or Company MAE, which representations and warranties shall be true and correct in all respects) as of such date), and consummation of the Closing shall constitute a reaffirmation by the Issuer and the Company of each of its respective representations, warranties and agreements contained in this Subscription Agreement as of the Transaction Closing Date or as of such specific date, as applicable;

(ii) each of the Company and Issuer shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing;

(iii) no amendment, modification, or waiver of the Transaction Agreement or Issuer’s organizational documents (as the same exists on the date hereof as provided to the Subscriber and except as set forth in the Form 6-K filed by the Issuer with the Commission (as defined below) on December 27, 2021) shall have occurred, other than those amendments, modifications or waivers contemplated by this Subscription Agreement, the Liberty Side Letter (as defined below), the Amended Articles (as defined below) or any other agreement contemplated by the draft of the proxy statement provided to the Subscriber prior to the date hereof, that would reasonably be expected to materially and adversely affect the economic benefits that the Subscriber would reasonably expect to receive under this Subscription Agreement;

(iv) the Company and Issuer shall have obtained all consents or approvals (including any approval of shareholders) necessary to permit Issuer and Company to perform its obligations under this Subscription Agreement and consummate the Transactions;

(v) the Subscriber Shares and the Subscriber Warrant Shares shall be approved for listing on Nasdaq or NYSE, as applicable, subject to official notice of issuance; and

(vi) the Board of Directors of the Issuer shall have adopted a resolution in accordance with the Issuer’s articles of association increasing the size of the Issuer’s Board of Directors to consist of nine (9) directors and the Subscriber Directors (as defined in the Liberty Side Letter) shall be directors of the Issuer in accordance with that certain letter agreement, dated as of the date hereof, by and between the Issuer, the Subscriber and Emiliano Kargieman (the “Liberty Side Letter”); and

(vii) the Memorandum and Articles of Association of the Issuer in effect as of the Closing shall be in the form attached as Exhibit C (the “Amended Articles”), and the Subscriber shall have received evidence of the same.

5. Company Representations and Warranties. The Company represents and warrants to the Subscriber that:

(a) Organization and Qualification. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) Authorization; Enforcement. This Subscription Agreement has been duly authorized, executed and delivered by the Company, constitutes a valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c) No Conflicts. The execution, delivery and performance of this Subscription Agreement, the Original Subscription Agreements and the Warrant Agreement, including but not limited to, the issuance and sale of the Subscriber Shares by the Issuer and the consummation of the transactions contemplated hereby, will not (i) conflict with or result in a material breach or material violation of any of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, which would have a material adverse effect on the business, properties, assets, liabilities, operations, condition (including financial condition), stockholders’ equity or results of operations of the Company or the combined company after giving effect to the Transactions (a “Company MAE”) or materially affect the validity of the Subscriber Shares or the legal authority or ability of the Company to perform in all material respects its obligations under the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Company MAE or materially affect the validity of the Subscriber Shares or the legal authority or ability of the Company to perform in all material respects its obligations under the terms of this Subscription Agreement.

(d) Filings, Consents and Approvals. Assuming the accuracy of the representations and warranties of the Subscriber, the Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Company of this Subscription Agreement, other than (i) those required to consummate the Transactions as provided under the Transaction Agreement, (ii) any filings or notices required by Nasdaq or the NYSE, as applicable, (iii)

any consents, waivers, filings, authorizations or orders which have already been obtained or in respect of which the Company’s obligations thereof have already been satisfied, or (iv) any consent, waiver, authorization or order of, notice to, or filing or registration, the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, a Company MAE.

(e) Capitalization. As of the date of this Subscription Agreement, the authorized capital stock of the Company consists of (i) 240,000,000 shares of Class A common stock, par value $0.0001 per share (the “Company Class A Common Stock”), (ii) 30,000,000 shares of Class B common stock, par value $0.0001 per share (the “Company Class B Common Stock” and together with the Company Class A Common Stock, the “Company Common Stock”), and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). As of the date of this Subscription Agreement, (A) 25,600,000 shares of Company Class A Common Stock are issued and outstanding, (B) 6,250,000 shares of Company Class B Common Stock are issued and outstanding, (C) 8,333,333 redeemable public warrants to purchase Company Class A Common Stock are issued and outstanding, (D) 200,000 private placement warrants to purchase Company Class A Common Stock are issued and outstanding, and (E) no Preferred Stock is issued and outstanding. All (1) issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid and are non-assessable and are not subject to preemptive rights and (2) outstanding warrants have been duly authorized and validly issued and are not subject to preemptive rights. Except as set forth above and pursuant to the Transaction Agreement, the other agreements and arrangements referred to therein or in the SEC Reports, the Original Subscription Agreements and the Forward Purchase Contract (as defined below), as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company shares of Company Common Stock or other equity interests in the Company, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, the Company has no subsidiaries, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any securities of the Company, other than (1) as set forth in the SEC Reports and (2) as contemplated by the Transaction Agreement. There are no securities or instruments by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Subscriber Shares, PIPE Warrants or Subscriber Warrant Shares or any Issuer Shares issued pursuant to the Original Subscription Agreements, in each case, that have not been or will not be validly waived on or prior to the Transaction Closing Date. As of the date hereof, the Company had no outstanding long-term indebtedness (other than fees payable under the business combination marketing agreement entered into in connection with its initial public offering and other indebtedness to be repaid at the Transaction Closing) and will not have any such long-term indebtedness immediately prior to the Transaction Closing (other than fees payable under the business combination marketing agreement entered into in connection with its initial public offering and other indebtedness to be repaid at the Transaction Closing).

(f) Registration of Common Stock. As of the date of this Agreement, the issued and outstanding shares of Company Common Stock are registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are listed for trading on Nasdaq under the symbol “CFV.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by Nasdaq or the Securities and Exchange Commission (the “Commission”) with respect to any intention by such entity to deregister the Company Common Stock or prohibit or terminate the listing of the Company Common Stock on Nasdaq.

(g) Regulatory Actions. Except for such matters as have not had and would not be reasonably be expected to have, individually or in the aggregate, a Company MAE, there is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Company, threatened against the Company, or (ii) judgment, decree, injunction, ruling or order of any governmental entity outstanding against the Company.

(h) Compliance. The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have a Company MAE. The Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Company MAE. The Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of the Company, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company is now a party or by which the Company’s properties or assets are bound, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company MAE.

(i) Broker Fees. The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable. Other than compensation to be paid to Cantor Fitzgerald & Co. as sole placement agent to the Issuer (the “Placement Agent”), the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of the Subscriber in connection with the sale of any Issuer Shares in the Offering.

(j) Company SEC Reports; Financial Statements. As of their respective dates, all forms, reports, statements, schedules, proxy statements, registration statements and other documents filed by the Company with the Commission prior to the date of this Subscription Agreement (the “Company SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the Company SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the Company SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. The Company has timely filed each report, statement, schedule, prospectus, and registration statement that the Company was required to file with the Commission since its initial registration of the Common Stock with the Commission. A copy of each Company SEC Report is available to the Subscriber via the Commission’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by the Company from the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to any of the Company SEC Reports. Notwithstanding the foregoing, no representation or warranty is made as to any statement or information that relates to (i) the topics referenced in the Commission’s “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” issued by the Staff on April 12, 2021, (ii) the classification of shares of the Company’s Common Stock as permanent or temporary equity, or (iii) any subsequent guidance, statements or interpretations issued by the Commission or the Staff, whether formally or informally, publicly or privately, including guidance, statements or interpretations relating to the foregoing or to other accounting matters, including matters relating to initial public offering securities or expenses (collectively, the “SEC Guidance”), and no correction, amendment or restatement of any of the Company SEC Reports due to the SEC Guidance shall be deemed to be a breach of any representation or warranty by the Company.

(k) No Side Letters. Other than the Original Subscription Agreements, the Transaction Agreement, the Forward Purchase Contract and the agreements contemplated thereby, the Company has not entered into any subscription agreement, side letter or similar agreement with any subscriber under an Original Subscription Agreement (each such subscriber, an “Original Subscriber”) in connection with such Original Subscriber’s investment in the Issuer through a private placement, except for side letters required to comply with any such Original Subscriber’s policies and procedures or rules and regulations applicable to such Original Subscriber. No Original Subscription Agreement includes terms and conditions that are more advantageous to any such Original Subscriber than the Subscriber hereunder (other than terms particular to the regulatory requirements of such Original Subscriber or its affiliates or related funds and other than the Forward Purchase Contract), and such Original Subscription Agreements have not been amended, supplemented or modified in any material respect following the date of this Subscription Agreement to include such terms and conditions.

(l) No Bankruptcy. The Company has not taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does the Company have any knowledge or reason to believe that any of its creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.

The Company understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Subscriber.

6. Issuer Representations and Warranties. The Issuer represents and warrants to the Subscriber that:

(a) Organization and Qualification. The Issuer is a company duly incorporated, validly existing and in good standing under the laws of the British Virgin Islands. The Issuer has the corporate power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

(b) Authorization; Enforcement. This Subscription Agreement has been duly authorized, executed and delivered by the Issuer, constitutes a valid and binding obligation of the Issuer and is enforceable against the Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

(c) Issuance. The Subscriber Shares and the PIPE Warrants have been duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Subscriber Shares and the PIPE Warrants will be validly issued, fully paid and non-assessable, free and clear of any liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s articles of association (as in effect at such time of issuance). Upon the issuance of the PIPE Warrants, the Subscriber Warrant Shares underlying such warrants shall have been reserved for issuance and when issued in accordance with the terms of the PIPE Warrants, will be duly authorized, validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s articles of association (as in effect at such time of issuance).

(d) No Conflicts. The execution, delivery and performance of this Subscription Agreement (including the issuance and sale of the Subscriber Shares, the PIPE Warrants and the Subscriber Warrant Shares by the Issuer), and the consummation of the transactions contemplated hereby, (i) will not conflict with or result in a material breach or material violation of any of the terms or provisions of, or constitute a material default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer is subject, which would have a material adverse effect on the business, properties, assets, liabilities, operations, condition (including financial condition), stockholders’ equity or results of operations of the Issuer or the combined company after giving effect to Transactions (an “Issuer MAE”) or materially affect the validity of the Subscriber Shares, the PIPE Warrants or the Subscriber Warrant Shares (when issued) or the legal authority or ability of the Issuer to perform in all material respects its obligations under the terms of this Subscription Agreement, other than with respect to the Original Subscription Agreements; (ii) result in any violation of the provisions of the organizational documents of the Issuer; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties that would have an Issuer MAE or materially affect the validity of the Subscriber Shares, the PIPE Warrants or the Subscriber Warrant Shares (when issued) or the legal authority or ability of the Issuer to perform in all material respects its obligations under the terms of this Subscription Agreement.

(e) Filings, Consents and Approvals. Assuming the accuracy of the representations and warranties of the Subscriber, the Issuer is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Subscriber Shares, the PIPE Warrants and the Subscriber Warrant Shares), other than (i) any required filing of a Notice of Exempt Offering of Securities on Form D with the Commission under Regulation D of the Securities Act, (ii) the filing with the Commission of a registration statement pursuant to Section 10, (iii) the filings required by applicable state or federal securities laws, (iv) any filings or notices required by Nasdaq or the NYSE, as applicable, (v) those required to consummate the Transactions as provided under the Transaction Agreement, (vi) the filing of notification under the HSR Act, if applicable, and (vii) any consent, waiver, authorization or order of, notice to, or filing or registration, the failure of which to obtain would not be reasonably expected to have, individually or in the aggregate, an Issuer MAE.

(f) Capitalization. As of the date of this Subscription Agreement, the authorized capital stock of the Issuer consists of an unlimited number of shares comprising an unlimited number of Issuer Shares and an unlimited number of Class B ordinary shares, par value $0.0001 per share (“Class B Shares”), of which one (1) Issuer Share is issued and outstanding as of the date of this Agreement. The issued and outstanding Issuer Share has been duly authorized and validly issued, is fully paid and non-assessable, and is not subject to preemptive rights. Except as set forth above and pursuant to the Original Subscription Agreements, the Amended and Restated Forward Purchase Contract, dated July 5, 2021, between the Sponsor, the Issuer and the Company (the “Forward Purchase Contract”), the Transaction Agreement and the other agreements and arrangements referred to therein, as of the date hereof, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Issuer any

Issuer Shares or other equity interests in the Issuer, or securities convertible into or exchangeable or exercisable for such equity interests. As of the date hereof, other than US Merger Sub and Non-US Merger Sub, the Issuer has no subsidiaries, and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person, whether incorporated or unincorporated. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than as contemplated by the Transaction Agreement. There are no securities or instruments by or to which the Issuer is a party containing anti-dilution or similar provisions that will be triggered by the issuance of the Subscriber Shares, PIPE Warrants or Subscriber Warrant Shares or any Shares issued pursuant to the Original Subscription Agreements, in each case, that have not been or will not be validly waived on or prior to the Transaction Closing Date. As of the date hereof, the Issuer had no outstanding long-term indebtedness and will not have any such long-term indebtedness immediately prior to the Transaction Closing. As of the date hereof, Emiliano Kargieman and any Permitted Class B Transferees (as defined in the Amended Articles) own 4,136,691 shares of the Target, which, at the Transaction Closing, will be converted into Class B Ordinary Shares (as defined in the Amended Articles) at the Company Exchange Ratio (as defined in the Transaction Agreement).

(g) Registration of Issuer Shares. Upon consummation of the Transaction Closing, the Issuer Shares will be registered pursuant to Section 12(b) of the Exchange Act and will be listed for trading on the Nasdaq or the NYSE, as determined by the Issuer, and the Subscriber Shares will be approved for listing on such trading market subject to official notice of issuance.

(h) Regulatory Actions. There is no (i) action, suit, claim or other proceeding, in each case by or before any governmental authority pending, or, to the knowledge of the Issuer, threatened against the Issuer, or (ii) judgment, decree, injunction, ruling or order of any governmental entity outstanding against the Issuer.

(i) Compliance. The Issuer is in compliance with all applicable laws. The Issuer has not received any written communication from a governmental entity that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law. The Issuer is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the organizational documents of the Issuer, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Issuer is now a party or by which the Issuer’s properties or assets are bound, or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its properties.

(j) Broker Fees. Except as set forth in the following sentence, the Issuer has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable. Other than compensation to be paid to the Placement Agent, the Issuer is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of the Subscriber in connection with the sale of any Issuer Shares in the Offering.

(k) Investment Company. The Issuer is not, and immediately after receipt of payment for the Issuer Shares being sold in the Offering, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(l) Private Placement. Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 7, in connection with the offer, sale and delivery of the Subscriber Shares in the manner contemplated by this Subscription Agreement, it is not necessary to register the Subscriber Shares under the Securities Act. The Subscriber Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws.

(m) No Side Letters. Other than the Original Subscription Agreements, the Transaction Agreement, the Forward Purchase Contract and the agreements contemplated thereby, the Issuer has not entered into any subscription agreement, side letter or similar agreement with any Original Subscriber in connection with such Original Subscriber’s investment in the Issuer through a private placement, except for side letters required to comply with any such Original Subscriber’s policies and procedures or rules and regulations applicable to such Original Subscriber. No Original Subscription Agreement includes terms and conditions that are more advantageous to any such Original Subscriber than the Subscriber hereunder (other than terms particular to the regulatory requirements of such Original Subscriber or its affiliates or related funds and other than the Forward Purchase Contract), and such Original Subscription Agreements have not been amended, supplemented or modified in any material respect following the date of this Subscription Agreement to include such terms and conditions.

(n) No Bankruptcy. Neither the Issuer nor any of its subsidiaries, if any, has not taken any steps to seek protection pursuant to any law or statute relating to bankruptcy, insolvency, reorganization, receivership, liquidation, administration or winding up or failed to pay its debts when due, nor does the Issuer or any subsidiary (if any), have any knowledge or reason to believe that any of their respective creditors intend to initiate involuntary bankruptcy proceedings or seek to commence an administration.

(o) Warrant Agreement. Upon issuance in accordance with and payment pursuant to the terms of that certain warrant agreement to be entered into between the Issuer and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent (the “Warrant Agreement”), substantially in the form attached hereto as Exhibit A, each of the Subscriber Warrant Shares will be validly issued, fully paid and non-assessable, free and clear of any liens or other encumbrances (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Issuer’s articles of association (as in effect at such time of issuance).

(p) Issuer SEC Reports; Financial Statements. As of their respective dates, all forms, reports, statements, schedules, proxy statements, registration statements and other documents filed by the Issuer with the Commission prior to the date of this Subscription Agreement (the “Issuer SEC Reports”, and together with the Company SEC Reports, the “SEC Reports”) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the rules and regulations of the Commission promulgated thereunder, and none of the Issuer SEC Reports, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Target included in the Issuer SEC Reports comply in all material respects with applicable accounting requirements and the rules and regulations of the Commission with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Target as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. The Issuer has timely filed each report, statement, schedule, prospectus, and registration statement that the Issuer was required to file with the Commission since its initial registration of the Common Stock with the Commission. A copy of each Issuer SEC Report is available to the Subscriber via the Commission’s EDGAR system. There are no outstanding or unresolved comments in comment letters received by the Company from the Staff with respect to any of the Issuer SEC Reports.

7. Subscriber Representations, Warranties and Covenants. The Subscriber represents and warrants to each of the Company and the Issuer that:

(a) Subscriber Status. At the time the Subscriber was offered the Subscriber Shares, it was, and as of the date hereof, the Subscriber is (i) an “accredited investor” (within the meaning of Rule 501 of Regulation D under the Securities Act) (an “Accredited Investor”) or a Qualified Institutional Buyer (as defined in Rule 144A of the Securities Act) (a “QIB”), as indicated in the questionnaire attached as Exhibit B hereto (an “Investor Questionnaire”), (ii) an “institutional account”, as defined in FINRA Rule 4512(c) (an “Institutional Account”), and (iii) acquiring the Subscriber Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act.

(b) Nature of Investment. The Subscriber understands that the Subscriber Shares and PIPE Warrants are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Subscriber Shares and PIPE Warrants delivered at the Closing have not been registered under the Securities Act. The Subscriber understands that the Subscriber Shares and PIPE Warrants may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Subscriber Shares or PIPE Warrants delivered at the Closing shall contain a legend or restrictive notation to such effect, and as a result of such restrictions, the Subscriber may not be able to readily resell the Subscriber Shares and PIPE Warrants and may be required to bear the financial risk of an investment in the Subscriber Shares and PIPE Warrants for an indefinite period of time. The Subscriber acknowledges that the Subscriber Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Subscriber Shares or PIPE Warrants.

(c) Authorization and Enforcement. The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and, except for any filings required, and expiration of any waiting periods (and extensions thereof), under the HSR Act in respect of the Transactions, will not constitute or result in a breach or default under or conflict with any federal or state statute, rule or regulation applicable to the Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound which would reasonably be expected to have a material adverse effect on the legal authority of the Subscriber to enter into and perform its obligations under this Subscription Agreement, and, if the Subscriber is not an individual, will not violate any provisions of the Subscriber’s charter documents, including its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Subscriber is an individual, has legal competence and capacity to execute the same or, if the Subscriber is not an individual the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity. If the Subscriber is not an individual, the Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.

(d) Other Representations. The Subscriber understands and agrees that the Subscriber is purchasing the Subscriber Shares and PIPE Warrants directly from the Issuer. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by the Company or the Issuer, or any of their respective officers or directors, expressly (other than those representations, warranties, covenants and agreements included in this Subscription Agreement) or by implication, other than the representations, warranties, covenants and agreements herein.

(e) Tax Treatment. The Subscriber’s acquisition and holding of the Subscriber Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.

(f) Receipt of Disclosure. The Subscriber acknowledges and agrees that the Subscriber has received such information as the Subscriber deems necessary in order to make an investment decision with respect to the Subscriber Shares and PIPE Warrants. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has received (or in the case of documents filed with the Commission, had access to) the following items (collectively, the “Disclosure Documents”): (i) the IPO Prospectus, (ii) each filing made by the Company and/or the Issuer with the Commission following the filing of the IPO Prospectus through the date of this Subscription Agreement, including the prospectus filed by the Issuer on November 15, 2021 and the definitive proxy statement filed by the Company on November 12, 2021, (iii) the Transaction Agreement, a copy of which has been filed by the Company with the Commission, and (iv) the investor presentation by the Company and the Target, a copy of which has been furnished by the Company to the Commission. The undersigned understands the significant extent to which certain of the disclosures contained in items (i) and (ii) above shall not apply following the Transaction Closing. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the opportunity to ask the Issuer’s management questions, receive such answers and obtain such information as the Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Subscriber Shares and PIPE Warrants.

(g) No General Solicitation. The Subscriber became aware of this Offering of the Subscriber Shares and PIPE Warrants solely by means of direct contact between the Subscriber and the Company, the Issuer, the Placement Agent or a representative of any of the foregoing, and the Subscriber Shares and PIPE Warrants were offered to the Subscriber solely by direct contact between the Subscriber and the Company, the Issuer, the Placement Agent or a representative of any of the foregoing. The Subscriber acknowledges that the Issuer represents and warrants that the Subscriber Shares and PIPE Warrants (i) were not offered to the Subscriber by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws.

(h) Investment Risks. The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Subscriber Shares and PIPE Warrants, including risks similar to those set forth in the Disclosure Documents and in the Company’s filings with the Commission. The Subscriber is a sophisticated institutional investor and is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Subscriber Shares and PIPE Warrants, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision. Alone, or together with any professional advisor(s), the Subscriber has adequately analyzed and fully considered the risks of an investment in the Subscriber Shares and PIPE Warrants and determined that the Subscriber Shares and PIPE Warrants are a suitable investment for the Subscriber and that the Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber’s investment in the Company. The Subscriber acknowledges specifically that a possibility of total loss exists.

(i) SEC Guidance. The Subscriber acknowledges and agrees that notwithstanding anything in this Subscription Agreement to the contrary, no restatement, revision or other modification of the Company SEC Reports to the extent resulting from the SEC Guidance shall constitute a breach by the Company of this Subscription Agreement nor constitute a Company MAE.

(j) Compliance. The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of this Offering of the Subscriber Shares and PIPE Warrants or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the Company’s reports, schedules, forms, statements and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) thereof.

(k) Diligence Disclaimer. Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Subscriber Shares and PIPE Warrants nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s and the Issuer’s representations and warranties contained herein.

(l) OFAC/Patriot Act. The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Subscriber, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it, directly or indirectly through a third-party administrator, maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Subscriber Shares and PIPE Warrants were legally derived.

(m) No Reliance on Placement Agent. In making its decision to purchase the Subscriber Shares and PIPE Warrants, the Subscriber has relied solely upon independent investigation made by the Subscriber, the investor presentation provided to the Subscriber, information in the SEC Reports and the representations and warranties of the Company and the Issuer set forth herein. Without limiting the generality of the foregoing, the Subscriber has not relied on any statements or other information provided by the Placement Agent concerning the Company, the Issuer, the Target, the Subscriber Shares or PIPE Warrants, or the offer and sale of the Subscriber Shares and PIPE Warrants. No disclosure or offering document has been provided by the Placement Agent in connection with the offer and sale of the Subscriber Shares and PIPE Warrants. The Placement Agent and each of its members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company, the Issuer, the Subscriber Shares or PIPE Warrants or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Company or the Issuer. In connection with the issue and purchase of the Subscriber Shares and PIPE Warrants, the Placement Agent has not made any recommendations regarding an investment in the Issuer, the Subscriber Shares or PIPE Warrants. The Subscriber agrees and acknowledges that the Placement Agent is acting as the Issuer’s placement agent in connection with the transactions contemplated by this Subscription Agreement and has not acted as the Subscriber’s financial advisor or fiduciary.

The Subscriber understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Company and the Issuer.

8. Additional Covenants

(a) Transfer Restrictions.

(i) The Subscriber Shares and PIPE Warrants may only be resold, transferred, pledged or otherwise disposed of in compliance with state and federal securities laws, and pursuant to an effective registration statement, Rule 144 (as defined below) or pursuant to another applicable exemption from the registration requirements of the Securities Act, or a transfer to the Issuer or to one or more affiliates of the Subscriber or to a lender to the Subscriber pursuant to a pledge and, thereafter, a transferee thereof pursuant to a foreclosure. As a condition of transfer, (1) other than pursuant to an effective registration statement, or a transfer to the Issuer or to one or more affiliates of the Subscriber or to a lender to the Subscriber pursuant to a pledge and, thereafter, a transferee thereof pursuant to a foreclosure, the Issuer may require the transferor thereof to provide to the Issuer an opinion of counsel selected by the transferor to the effect that such transfer does not require registration of such transferred Subscriber Shares or PIPE Warrants under the Securities Act and (2) any such transferee shall agree in writing to be bound by the terms of this Subscription Agreement and such transferee and each Subscriber affiliate transferee and each lender transferee and their subsequent transferees shall have the rights and obligations of the Subscriber under this Subscription Agreement.

(ii) Notwithstanding Section 8(a)(i), Subscriber agrees that it shall not, and shall not permit any of its Permitted Transferees to Transfer any Subscriber Securities prior to the expiration of the Lock-Up Period; provided, however, that Subscriber or its Permitted Transferees may Transfer Subscriber Securities during the Lock-Up Period (i) to an affiliate of Subscriber, or (ii) to any fund or account managed by the same investment manager as Subscriber, provided that any transferee permitted by clauses (i) or (ii) must be an Accredited Investor or a QIB and an Institutional Account, provided further that any such transferee must enter into a written agreement with the Issuer agreeing to be bound by the transfer restrictions set forth in this Subscription Agreement. For purposes hereof, (i) “Lock-Up Period” means the period commencing on the Closing Date and expiring on the first (1st) anniversary of the Transaction Closing, and (ii) “Permitted Transferees” means any entity to whom Subscriber or a Permitted Transferee is permitted to Transfer Subscriber Securities prior to the expiration of the Lock-Up Period pursuant to this Section 8(a)(ii).

(iii) The Subscriber agrees to the imprinting, so long as is required by this Section 8(a), of a legend on any of the Subscriber Shares and PIPE Warrants in the following form:

THIS SECURITY HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE FEDERAL, STATE AND FOREIGN SECURITIES LAWS. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

(iv) The Subscriber agrees that during the Lock-Up Period, each certificate evidencing any Subscriber Securities shall be stamped or otherwise imprinted with an additional legend in substantially the following form:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SUBSCRIPTION AGREEMENT DATED AS OF JANUARY 18, 2022, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), THE ISSUER’S SECURITY HOLDER NAMED THEREIN AND CERTAIN OTHER PARTIES NAMED THEREIN. A COPY OF SUCH SUBSCRIPTION AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.

(v) Subject to applicable requirements of the Securities Act and the interpretations of the Commission thereunder and any requirements of the Issuer’s transfer agent and subject to the transfer restrictions during the Lock-Up Period, the Issuer shall ensure that instruments, whether certificated or uncertificated, evidencing the Subscriber Shares and PIPE Warrants shall not contain any legend (including the legend set forth in Section 8(a)(iii) but excluding the legend set forth in Section 8(a)(iv))), ((A) following any sale of such Subscriber Shares or PIPE Warrants pursuant to Rule 144 under the Securities Act (“Rule 144”), or (B) if such Subscriber Shares or PIPE Warrants are eligible for sale under Rule 144, without the requirement for the Issuer to be in compliance with the current public information required under Rule 144 and without volume or manner-of-sale restrictions.

(vi) The Subscriber agrees with the Issuer that the Subscriber will sell any Subscriber Shares or PIPE Warrants pursuant to either the registration requirements of the Securities Act, including any applicable prospectus delivery requirements, or an exemption therefrom, and that, if Subscriber Shares or PIPE Warrants are sold pursuant to a registration statement, they will be sold in compliance with the plan of distribution set forth therein, and acknowledges that the removal of the restrictive legend from instruments representing Subscriber Shares and PIPE Warrants as set forth in this Section 8 is predicated upon the Issuer’s reliance upon this understanding.

(vii) Each of the Company and the Issuer acknowledge and agree that, notwithstanding anything herein to the contrary, the Subscriber may from time to time after the Closing pledge pursuant to a bona fide margin agreement with a registered broker-dealer or grant a security interest in some or all of the Subscriber Shares and/or the PIPE Warrants issued and sold to the Subscriber to a financial institution that is an “accredited investor” as defined in Rule 501(a) under the Securities Act and, if required under the terms of such arrangement, the Subscriber may transfer pledged or secured Subscriber Shares and/or PIPE Warrants to the pledgees or secured parties. Such a pledge or transfer would not be subject to approval of the Issuer and no legal opinion of legal counsel of the pledgee, secured party or pledgor shall be required in connection therewith; further, no notice shall be required of such pledge; provided, that the Subscriber and its pledgee shall be required to comply with other provisions of this Section 8 in order to effect a sale, transfer or assignment of Subscriber Shares and/or PIPE Warrants to such pledgee. The Issuer will execute and deliver such reasonable documentation as a pledgee or secured party of the Subscriber Shares and/or PIPE Warrants may reasonably request in connection with a pledge or transfer of the Subscriber Shares and/or PIPE Warrants.

(b) Furnishing of Information; Public Information. Until the earliest of (i) the first date on which the Subscriber can sell all of its Subscriber Shares under Rule 144 without limitation as to the manner of sale or the amount of such securities that may be sold and (ii) two (2) years from the Closing Date, the Issuer covenants to maintain the registration of the Issuer Shares under Section 12(b) or 12(g) of the Exchange Act and to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Issuer after the effective date of registration of the Issuer Shares pursuant to the Exchange Act.

(c) Public Disclosure. The Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed). Notwithstanding the foregoing, none of the Company, the Issuer or the Subscriber shall publicly disclose the name of any other party to this Agreement, or include the name of any other party in any filing with the Commission, any regulatory agency or Nasdaq or the NYSE, as applicable, without the prior written consent of the party being disclosed, except to the extent such disclosure is required by applicable law, Commission, Nasdaq or the NYSE, as applicable, regulations or at the request of any governmental or regulatory agency or as required by legal process, in which case (to the extent legally permissible) written notice of such disclosure permitted under this clause shall be made to the other party prior to or as soon as reasonably practicable following such disclosure, provided that no notice shall be required to the extent the disclosure is substantially consistent with existing public disclosure that was previously provided to the other party.

(d) Non-Public Information. Following the date hereof or otherwise as required by applicable law, each of the Company and the Issuer covenants and agrees that neither it, nor any other person acting on its behalf, will provide the Subscriber with any information that constitutes, or the Company or the Issuer, as applicable, reasonably believes constitutes, material non-public information, unless prior thereto the Subscriber shall have consented in writing to the receipt of such information and agreed with the Company or the Issuer, as applicable, to keep such information confidential. The Company and the Issuer each understands and confirms that the Subscriber shall be relying on the foregoing covenant in effecting transactions in securities of the Company; provided, that each Subscriber shall be solely responsible for its compliance with federal, state and foreign securities laws.

(e) Listing of Subscriber Shares. The Issuer hereby agrees to cause all Subscriber Shares and Subscriber Warrant Shares (but not the PIPE Warrants) to be listed on the Nasdaq or the NYSE, as determined by the Issuer, and to ensure and maintain the eligibility of the Subscriber Shares for electronic transfer through the Depository Trust Company or another established clearing corporation, including, without limitation, by timely payment of fees to the Depository Trust Company or such other established clearing corporation in connection with such electronic transfer.

(f) Original Subscription Agreements. The Issuer and Company hereby agree that no Original Subscription Agreements will be amended in any material respect following the date of this Subscription Agreement, and each Original Subscription Agreement (other than the Forward Purchase Contract) will reflect terms that are not more favorable to such Original Subscriber thereunder than the terms of this Subscription Agreement.

(g) Certain Transactions and Confidentiality. The Subscriber covenants that neither it, nor any affiliate acting on its behalf or pursuant to any understanding with it, has executed or will execute any purchases or sales of any of the Company’s securities during the period that commenced at the time that the Subscriber first learned of the transactions contemplated hereunder and ending at such time that the transactions contemplated by this Subscription Agreement are first publicly announced. The Subscriber covenants that until such time as the transactions contemplated by this Subscription Agreement are publicly disclosed by the Company, the Subscriber will maintain the confidentiality of the existence and terms of this Subscription Agreement and the transactions contemplated hereby, provided that Subscriber is permitted to disclose such items to its and its affiliates’ representatives, employees, advisers, and counsel on a need to know basis and who are obligated to keep such information confidential and agree not to trade on any such confidential information, or otherwise where required pursuant to applicable law. Notwithstanding the foregoing and notwithstanding anything contained in this Subscription Agreement to the contrary, the Issuer and the Company expressly acknowledge and agree that (i) the Subscriber makes no representation, warranty or covenant hereby that it will not engage in effecting transactions in any securities of the Company after the time that the transactions contemplated by this Subscription Agreement are first publicly announced, and (ii) the Subscriber shall not be restricted or prohibited from effecting any transactions in any securities of the Company in accordance with applicable securities laws from and after the time that the transactions contemplated by this Subscription Agreement are first publicly announced. Notwithstanding the foregoing, (i) in the case that the Subscriber is a multi-managed investment vehicle whereby separate portfolio managers manage separate portions of the Subscriber’s assets, this Section 8(g) shall only apply with respect to the portfolio manager that made the investment decision to purchase the Subscriber Shares covered by this Subscription Agreement and any other portfolio manager that has direct knowledge of this investment and (ii) the representations set forth in this Section 8(g) shall not apply to any other entity, affiliate or client under common management with the Subscriber that have no knowledge of this Subscription Agreement or of the Subscriber’s participation in the transactions contemplated hereby (including the Subscriber’s controlled affiliates and/or affiliates).

(h) Subscriber Undertaking. The Issuer may request from the Subscriber such additional information as the Issuer may deem reasonably necessary to evaluate the eligibility of the Subscriber to acquire the Subscriber Shares and PIPE Warrants, and the Subscriber shall promptly provide such information to the Issuer upon such request, to the extent readily available and to the extent consistent with its internal policies and procedures and within Subscriber’s possession and control or otherwise readily available to Subscriber, and provided that the Issuer agrees to keep confidential any such information provided by the Subscriber.

(i) No Short Sales. The Subscriber hereby agrees that, from the date of this Agreement until the end of the Lock-Up Period, neither Subscriber, any of its affiliates or any Permitted Transferee nor any person or entity acting on behalf of Subscriber, any of its affiliates or any Permitted Transferee or pursuant to any understanding with Subscriber, any of its affiliates or any Permitted Transferee will engage in any Short Sales with respect to securities of the Issuer or the Company. For purposes of this Section 8(i), “Short Sales” shall include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Exchange Act, and all types of direct and indirect stock pledges (other than pledges in the ordinary course of business as part of prime brokerage arrangements), forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

(j) Tax Information. Within one hundred twenty (120) days after the end of the Issuer’s current taxable year and each subsequent taxable year of the Issuer, the Issuer shall (1) if it reasonably believes it may be a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), for such taxable year, determine its status as a PFIC for such taxable year, (2) if it reasonably believes it may be a PFIC for such taxable year, determine the PFIC status of each of its subsidiaries that at any time during such taxable year was a foreign corporation within the meaning of Section 7701(a) of the Code (the “Non-U.S. Subsidiaries”), and (3) notify the Subscriber and any of its Permitted Transferees or affiliates that hold Issuer Shares or PIPE Warrants of such PFIC status determinations. The Issuer shall use commercially reasonable efforts to provide the statements and information (including without limitation, a PFIC Annual Information Statement meeting the requirements of Section 1.1295-1(g) of the U.S. Treasury regulations promulgated under the Code (the “Treasury Regulations”) necessary to enable the Subscriber, any of its Permitted Transferees or other affiliates that hold Issuer Shares or PIPE Warrants, or any of their direct and/or indirect owners that are United States persons (within the meaning of Section 7701(a)(30) of the Code) to comply with all provisions of the Code with respect to PFICs, including but not limited to making and complying with the requirements of a “Qualified Electing Fund” election pursuant to Section 1295 of the Code or filing a “protective statement” pursuant to Treasury Regulation Section 1.1295-3 with respect to the Issuer or any of the Non-U.S. Subsidiaries, as applicable. In addition, the Issuer shall use commercially reasonable efforts to provide the Subscriber, any of its Permitted Transferees and any other affiliates that hold Issuer Shares or PIPE Warrants with any statements and information such persons (or any direct or indirect owner of such persons) may reasonably require to timely file any required information returns with respect to the Issuer and any of its subsidiaries. The covenants contained in this Section 8(j), notwithstanding any provision elsewhere in this Agreement, shall survive in full force and effect until the Subscriber, any of its Permitted Transferees and any other affiliates that hold Issuer Shares or PIPE Warrants no longer hold Issuer Shares or PIPE Warrants.

9. Termination. This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; (b) such date and time as the Transaction Agreement is terminated in accordance with its terms; (c) written notice by the Issuer to the Subscriber, or the Subscriber to the Issuer, to terminate this Subscription Agreement if the transactions contemplated by this Subscription Agreement are not consummated on or prior to March 31, 2022, or such later date as the parties shall agree; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and (ii) each party will be entitled to any remedies at law or in equity to recover reasonable and documented losses, liabilities or damages arising from such breach. The Issuer shall notify the Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement and the provisions of this Section 9 and Sections 11 and 12 will survive any termination of this Subscription Agreement and continue indefinitely.

10. Registration Rights.

(a) The Issuer agrees that, within thirty (30) calendar days after the Closing Date (the “Filing Date”), the Issuer will file with the Commission (at the Issuer’s sole cost and expense), a registration statement registering the resale of the Subscriber Securities and the Subscriber Warrant Shares (collectively, the “PIPE Registrable Securities”), together with any shares issued or issuable pursuant to the Original Subscription Agreements and the Forward Purchase Contract (the initial registration statement and any other registration statement that may be filed by the Issuer under this Section 10, the “Registration Statement”). The Issuer shall use its reasonable best efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Issuer that it will “review” the Registration Statement) following the Transaction Closing and (ii) the second (2nd) Business Day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review, provided, however, that the Issuer may delay effectiveness of the Registration Statement as may be necessary or advisable in order to permit the registration for resale of any shares issued or issuable to subscribers under the Original Subscription Agreements and/or the Forward Purchase Contract after the Transaction Closing (such earlier date as may be delayed, the “Effectiveness Date”). The Issuer agrees that the Issuer will cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain effective until the earlier of (i) two (2) years from the date of effectiveness of the initial Registration Statement, (ii) the date on which the Subscriber ceases to hold the Subscriber Securities covered by such Registration Statement, or (iii) the first date on which the Subscriber can sell all of its Subscriber Securities under Rule 144 of the Securities Act without restriction, including without limitation, any volume or manner of sale restrictions and without the requirement for the Issuer to be in compliance with the current public information required under Rule 144(c)(1) (or Rule 144(i)(2), if applicable). The Issuer’s obligations to include the PIPE Registrable Securities in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Issuer such information regarding the Subscriber, the securities of the Issuer held by the Subscriber and the intended method of disposition of the PIPE Registrable Securities as shall be reasonably requested by the Issuer to effect the registration of the PIPE Registrable Securities (including disclosure of its beneficial ownership of the PIPE Registrable Securities, as determined in accordance with Rule 13d-3 of the Exchange Act), and shall execute such documents in connection with such registration as the Issuer may reasonably request that are customary of a selling shareholder in similar situations, provided that the Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the PIPE Registrable Securities (other than as set forth or contemplated by Section 8(a)(ii)). Any failure by the Issuer to file the Registration Statement by the Filing Date or for the Registration Statement to be declared effective by the Effectiveness Date shall not otherwise relieve the Issuer of its obligations to file or effect the Registration Statement as set forth in this Section 10. In no event shall the Subscriber be identified as a statutory underwriter in the Registration Statement unless requested by the Commission; provided, that if the Commission requests that the Subscriber be identified as a statutory underwriter in the Registration Statement, the Subscriber will have the option, in its sole and absolute discretion, to either (i) have an opportunity to withdraw from the Registration Statement, in which case the Issuer’s obligation to register the PIPE Registrable Securities will be deemed satisfied, or (ii) be included as such in the Registration Statement. Notwithstanding the foregoing, if the Commission prevents the Issuer from including any or all of the PIPE Registrable Securities proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 of the Securities Act for the resale of PIPE Registrable Securities by the applicable holders or otherwise, such Registration Statement shall register for resale such number of PIPE Registrable Securities which is equal to the maximum number of PIPE Registrable Securities as is permitted by the Commission. In such event, the number of PIPE Registrable Securities to be registered for each selling shareholder named in the Registration Statement (including the number of PIPE Registrable Securities to be registered for the Subscriber) shall be reduced pro rata among all such selling shareholders and as promptly as practicable after being permitted to register additional PIPE Registrable Securities under Rule 415 under the Securities Act, the Issuer shall amend the Registration Statement or file a new Registration Statement to register such additional PIPE Registrable Securities and cause such amendment or new Registration Statement to become effective as promptly as practicable thereafter. For purposes of this Section 10, “Issuer Shares”, “Subscriber Shares” and “PIPE Registrable Securities” shall mean, as of any date of determination, the Issuer Shares, Subscriber Shares or PIPE Registrable Securities, as applicable, and any other equity security of the Issuer issued or issuable with respect to such Issuer Shares, Subscriber Shares or PIPE Registrable Securities by way of share split, dividend, distribution, recapitalization, merger, exchange, replacement or similar event or otherwise.

(b) In the case of the registration, qualification, exemption or compliance effected by the Issuer pursuant to this Subscription Agreement, the Issuer shall, upon reasonable request, inform the Subscriber as to the status of such registration, qualification, exemption and compliance. At its expense, the Issuer shall:

(i) except for such times as the Issuer is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Issuer determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions;

(ii) advise Subscriber within three (3) Business Days:

(A) when a Registration Statement or any amendment thereto has been filed with the Commission and when such Registration Statement or any post-effective amendment thereto has become effective;

(B) of any request by the Commission for amendments or supplements to the Registration Statement or the prospectus included therein or for additional information;

(C) of the issuance by the Commission of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;

(D) of the receipt by the Issuer of any notification with respect to the suspension of the qualification of the PIPE Registrable Securities included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and

(E) subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.

Notwithstanding anything to the contrary set forth herein, the Issuer shall not, when so advising Subscriber of such events listed above, provide Subscriber with any material, nonpublic information regarding the Issuer other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (C) above constitutes material, nonpublic information regarding the Issuer;

(iii) use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;

(iv) upon the occurrence of any event contemplated above, except for such times as the Issuer is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Issuer shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to the purchasers of the PIPE Registrable Securities included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

(v) use its commercially reasonable efforts to cause all Subscriber Shares to be listed on each securities exchange or market, if any, on which Issuer Shares have been listed; and

(vi) use its commercially reasonable efforts to take all other steps necessary to effect the registration of the PIPE Registrable Securities contemplated hereby.

(c) The Issuer may delay filing or suspend the use of any such registration statement (x) if it determines, upon advice of external legal counsel, that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto would be needed, (y) as may be necessary in connection with the preparation and filing of a post-effective amendment to the Registration Statement following the filing of the Issuer’s Annual Report on Form 10-K for its first completed fiscal year, or (z) if the Issuer’s Board of Directors, upon advice of external legal counsel, reasonably believes that such filing or use would materially affect a bona fide business or financing transaction of the Issuer or any of its subsidiaries, or would require premature disclosure of information that could materially adversely affect the Issuer (each such circumstance, a “Suspension Event”); provided, however, that the Issuer may not delay filing or suspend use of any registration statement on more than two occasions or for more than forty-five (45) consecutive calendar days or more than ninety (90) total calendar days, in each case in any 12-month period. Upon receipt of any written notice from the Issuer of the happening of any Suspension Event (which notice shall not contain any material non-public information) during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that it will (i) immediately discontinue offers and sales of the PIPE Registrable Securities under the Registration Statement until the Subscriber receives (A) (x) copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and (y) notice that any post-effective amendment has become effective or (B) notice from the Issuer that it may resume such offers and sales, and (ii) maintain the confidentiality of any information included in such written notice delivered by the Issuer unless otherwise required by applicable law. If so directed by the Issuer, the Subscriber will deliver to the Issuer or, in Subscriber’s sole discretion, destroy all copies of the prospectus covering the PIPE Registrable Securities in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the PIPE Registrable Securities shall not apply to (i) the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (ii) copies stored electronically on archival servers as a result of automatic data back-up. In addition to the removal of restrictive legends at the Subscriber’s request contemplated by Section 8(a)(a)(iii), but subject to the lock-up described in Section 8(a)(ii), during any periods that a Registration Statement registering the resale of the PIPE Registrable Securities is effective or when the PIPE Registrable Securities may be sold pursuant to Rule 144 under the Securities Act or may be sold without restriction under Rule 144, the Issuer shall, at its expense, cause the Issuer’s transfer agent to remove any restrictive legends on any PIPE Registrable Securities sold by the Subscriber within two (2) Business Days of the date that such PIPE Registrable Securities are sold and the Subscriber notifies the Issuer of such sale (and prior to removal the Subscriber provides the Issuer with any customary representations in connection therewith). In connection therewith, if required by the Issuer’s transfer agent, the Issuer will promptly cause an opinion of counsel to be delivered to and maintained with its transfer agent, together with any other authorizations, certificates and directions required by the transfer agent that authorize and direct the transfer agent to issue such PIPE Registrable Securities without any such legend.

(d) From and after the Closing, the Issuer shall indemnify, defend and hold harmless the Subscriber (to the extent a seller under the Registration Statement), and the officers, employees, affiliates, directors, partners, members, managers, investment advisors, attorneys and agents of the Subscriber, any person deemed to be an underwriter (within the meaning of the Securities Act) with respect to any PIPE Registrable Securities, and each person, if any, who controls the Subscriber or any such underwriter (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (the Subscriber and each of the foregoing, a “Subscriber Indemnified Party”), from and against any losses, judgments, claims, damages, liabilities or reasonable costs or expenses (including reasonable external attorneys’ fees) (collectively, “Losses”), that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading or (ii) any violation or alleged violation by the Issuer of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 10, except to the extent that such untrue or alleged untrue statements or omissions or alleged omissions are based solely upon information furnished in writing to the Issuer by a Subscriber Indemnified Party expressly for use therein. Notwithstanding the foregoing, the Issuer’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Issuer (which consent shall not be unreasonably withheld, delayed or conditioned).

(e) From and after the Closing, the Subscriber shall indemnify, defend and hold harmless the Issuer, and the officers, employees, affiliates, directors, partners, members, managers, attorneys and agents of the Issuer, and each person, if any, who controls the Issuer (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), from and against any Losses, that arise out of or are based upon any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, to the extent that such untrue or alleged untrue statements or omissions or alleged omissions are based solely upon information regarding Subscriber furnished in writing to the Issuer by a Subscriber Indemnified Party expressly for use therein. In no event shall the liability of the Subscriber be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the Subscriber Securities giving rise to such indemnification obligation. Notwithstanding the forgoing, the Subscriber’s indemnification obligations shall not apply to amounts paid in settlement of any Losses if such settlement is effected without the prior written consent of the Subscriber (which consent shall not be unreasonably withheld, delayed or conditioned).

(f) If the indemnification provided under this Section 10 from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Losses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Losses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action. The amount paid or payable by a party as a result of the Losses or other liabilities referred to above shall be subject to the limitations set forth in this Section 10 and deemed to include any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 10(f) from any person who was not guilty of such fraudulent misrepresentation. Each indemnifying party’s obligation to make a contribution pursuant to this Section 10(f) shall be individual, not joint, and in no event shall the liability of the Subscriber under this Section 10(f) be greater in amount than the dollar amount of the net proceeds received by the Subscriber upon the sale of the PIPE Registrable Securities giving rise to such indemnification obligation.

(g) Any person entitled to indemnification herein shall (1) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (2) permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent. An indemnifying party who elects not to assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of legal counsel to any indemnified party a conflict of interest exists between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(h) The indemnification provided for under this Subscription Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, employee, agent, affiliate or controlling person of such indemnified party and shall survive the transfer of the Subscriber Securities purchased pursuant to this Subscription Agreement.

11. Trust Account Waiver. The Subscriber hereby represents and warrants that it has had the opportunity to read the IPO Prospectus and understands that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders (including overallotment shares acquired by the Company’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the IPO Prospectus, the Company may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Company shares in connection with the consummation of the Company’s initial business combination (as such term is used in the IPO Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if the Company fails to consummate a Business Combination within 24 months after the closing of the IPO and is subject to further extension by amendment to the Company’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any taxes and up to $100,000 in dissolution expenses, or (d) to the Company after or concurrently with the consummation of a Business Combination. For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Subscriber hereby agrees that notwithstanding anything to the contrary contained in this Subscription Agreement, Subscriber does not now and shall not at any time hereafter have, and waives any and all right, title and interest, or any claims of any kind it has or may have in the future as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby, the Subscriber Shares or the PIPE Warrants, in or to any monies held in the Trust Account (or any distributions therefrom directly or indirectly to Public Stockholders (“Public Distributions”), and agrees not to seek recourse or make or bring any action, suit, claim or other proceeding against the Trust Account or Public Distributions as a result of, or arising out of, this Subscription Agreement, the transactions contemplated hereby, the Subscriber Shares or the PIPE Warrants, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability. To the extent the Subscriber commences any action or proceeding based upon, in connection with, as a result of or arising out of, this Subscription Agreement, the transactions contemplated hereby, the Subscriber Shares or the PIPE Warrants, which proceeding seeks, in whole or in part, monetary relief against the Company or its Representatives, the Subscriber hereby acknowledges and agrees that the Subscriber’s sole remedy shall be against funds held outside of the Trust Account (other than Public Distributions) and that such claim shall not permit the Subscriber (or any person claiming on its behalf or in lieu of any of it) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. Notwithstanding anything else in this Section 11 to the contrary, nothing herein shall (x) serve to limit or prohibit the Subscriber’s right to pursue a claim against Company for legal relief against assets held outside the Trust Account, for specific performance or other equitable relief, (y) serve to limit or prohibit any claims that the Subscriber may have in the future against Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account to the Company (excluding, for the avoidance of doubt, funds released to redeeming stockholders of the Company) and any assets that have been purchased or acquired with any such funds), or (z) be deemed to limit the Subscriber’s right, title, interest or claim to the Trust Account by virtue of the Subscriber’s record or beneficial ownership of Company Common Stock other than pursuant to this Subscription Agreement, including but not limited to any redemption right with respect to any such securities of the Company. For purposes of this Subscription Agreement, “Representatives” with respect to any person shall mean such person’s affiliates and its and its affiliate’s respective directors, officers, employees, consultants, advisors, agents and other representatives.

12. Miscellaneous.

(a) Transferability. Neither this Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Subscriber Securities acquired hereunder, if any, subject to applicable securities laws and Subscriber’s rights under Section 10 and the restrictions set forth in Section 8(a)(ii)) may be transferred or assigned by the Subscriber without the prior written consent of the Company and the Issuer, and any purported transfer or assignment without such consent shall be null and void ab initio. Notwithstanding the foregoing, prior to the Closing the Subscriber may assign all of its rights and obligations under this Subscription Agreement to an affiliate of the Subscriber, or to any fund or account managed by the same investment manager as Subscriber, that is an Accredited Investor or a QIB and is also an Institutional Account, so long as the Subscriber provides the Company and the Issuer with at least three (3) Business Days’ prior written notice of such assignment and a completed Investor

Questionnaire duly executed by such assignee; provided, further that (i) such assignee will be deemed to have made to the Company and the Issuer each of the representations, warranties and covenants of the Subscriber set forth in Section 7 as of the date of such assignment and as of the Closing Date, and (ii) no such assignment by the Subscriber will relieve the Subscriber of its obligations under this Subscription Agreement, and the Subscriber will remain secondarily liable under this Subscription Agreement for the obligations of the assignee hereunder unless Company and Issuer have consented to such relief. The Company may not transfer or assign all or a portion of its rights under this Subscription Agreement without the prior consent of the Subscriber.

(b) Reliance. The Subscriber acknowledges that the Company, the Issuer, the Placement Agent and the Target will rely on the acknowledgments, understandings, agreements, representations and warranties of the Subscriber contained in this Subscription Agreement, provided, however, that the Subscriber’s obligations hereunder may only be enforced against the Subscriber by the Issuer (or, pursuant to Section 12(o), the Target). Prior to the Closing, the Subscriber agrees to promptly notify the Company and the Issuer if any of the acknowledgments, understandings, agreements, representations and warranties made by Subscriber set forth herein are no longer accurate in any material respect and which would cause any of the conditions to a Closing in Sections 4(a) or 4(b) to not be satisfied. Each of the Company and the Issuer is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. Each of the Company and the Issuer acknowledges that the Subscriber will rely on the acknowledgments, understandings, agreements, representations and warranties of the Company and the Issuer contained in this Subscription Agreement. Prior to the Closing, the Company and the Issuer agree that the Issuer will promptly notify the Subscriber if any of the acknowledgments, understandings, agreements, representations and warranties made by it set forth herein are no longer accurate in any material respect and which would cause any of the conditions to a Closing in Sections 4(a) or 4(c) to not be satisfied. The Subscriber is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(c) Survival. All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing until the expiration of any applicable statute of limitations.

(d) Amendments and Waivers. This Subscription Agreement may not be amended, modified or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification or waiver is sought. Section 5, Section 6, Section 7 this Section 12(d), Section 12(o) and Section 13 may not be amended, modified, terminated or waived in any manner that is material and adverse to the Placement Agent without the written consent of the Placement Agent.

(e) Entire Agreement. This Subscription Agreement (including the exhibits attached hereto), together with any other agreements entered into on the date hereof, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof (other than any confidentiality agreement entered into by the Company and/or the Issuer, on the one hand, and the Subscriber, on the other hand, in connection with the Offering).

(f) Successors and Assigns. This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

(g) Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect. The parties will endeavor in good faith negotiations to replace the prohibited, invalid or unenforceable provision(s) with a valid provision(s), the effect of which comes as close as possible to that of the prohibited, invalid or unenforceable provision(s).

(h) Counterparts. This Subscription Agreement may be executed and delivered in one or more counterparts (including by facsimile, electronic mail or in .pdf (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com)) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

(i) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to equitable relief, including an injunction or injunctions, to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise. Each party hereto further agrees that none of the parties hereto or the Placement Agent or Target shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12(i), and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(j) GOVERNING LAW AND JURY TRIAL. THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

(k) Venue. Each party hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if there is no federal jurisdiction, in the state courts sitting in New York County in the State of New York (the “Chosen Court”) for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby (and each party agrees not to commence any action, suit or proceeding relating thereto except in such courts). Each party hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby, in the Chosen Court, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. To the extent it has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, the Subscriber hereby irrevocably waives such immunity in respect of its obligations with respect to this Agreement.

(l) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile or email, with affirmative confirmation of receipt, (iii) one (1) Business Day after being sent, if sent by reputable, internationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the addresses set forth on the applicable signature pages hereto.

(m) Headings and Certain Defined Terms. The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Subscription Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement, and references to any Section or Subsection shall refer to the numbered and lettered Sections and Subsections of this Agreement. As used in this Subscription Agreement, the term: (x) “Business Day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the Company will include the Sponsor and any reference to an affiliate of the Subscriber will include Liberty 77 Capital L.P.

(n) Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem necessary in order to consummate the Offering as contemplated by this Subscription Agreement.

(o) Third Party Beneficiaries. The parties hereto agree that (a) the Placement Agent is an express third-party beneficiary of the representations, warranties and covenants of the Company contained in Section 5, the representations, warranties and convents of the Issuer contained in Section 6 and the representations, warranties and convents of the Subscriber contained in Section 7, and its express rights set forth in Section 12(d) and this Section 12(o), and (b) the Target is an express third-party beneficiary of this Agreement. Except for the foregoing, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns.

13. Non-Reliance and Exculpation. The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties contained in this Subscription Agreement in making its investment or decision to invest in the Issuer. The Subscriber agrees that none of the Placement Agent, its affiliates or any of its or its affiliates’ respective control persons, officers, directors or employees, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Subscriber Shares and PIPE Warrants.

{SIGNATURE PAGES FOLLOW}

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

CF ACQUISITION CORP. V

By:	/s/ Howard Lutnick
Name: Howard Lutnick Title: Chief Executive Officer

Address for Notice:

CF Acquisition Corp. V

110 East 59th Street

New York, New York 10022

Email: CFV@cantor.com

Attention: Chief Executive Officer

Copy to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, New York 10004 Email:

Attention:

and

Cantor Fitzgerald & Co.

110 East 59th Street

New York, New York 10022

Email: smerkel@cantor.com

Attention: Stephen Merkel, General Counsel

[Signature Page to Project Ganymede Subscription Agreement by and among CF Acquisition Corp. V,

Satellogic Inc. and the Subscriber party thereto]

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SATELLOGIC INC.

By:	/s/ Emiliano Kargieman
Name: Emiliano Kargieman
Title: Chief Executive Officer

Address for Notice:

Satellogic Inc.

c/o Nettar Group Inc.

Email: ceo@satellogic.com, gc@@satellogic.com

Attention: Emiliano Kargieman

with a copy (which shall not constitute notice) to:

Friedman Kaplan Seiler & Adelman LLP

7 Times Square

New York, NY 10036-6516

Email: areindel@fklaw.com

Attention: Asaf Reindel

and

Greenberg Traurig LLP

333 SE 2nd Avenue

Suite 4400

Miami, FL 33131

Email: annexa@gtlaw.com

Attention: Alan I. Annex

[Signature Page to Project Ganymede Subscription Agreement by and among CF Acquisition Corp. V,

Satellogic Inc. and the Subscriber party thereto]

{SUBSCRIBER SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT}

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date first indicated above.

Name(s) of Subscriber:	Liberty Strategic Capital (SATL) Holdings, LLC

Signature of Authorized Signatory of Subscriber:	/s/ Steven T. Mnuchin

Name of Authorized Signatory:	Steven T. Mnuchin

Title of Authorized Signatory:	Chief Executive Officer of Liberty 77 Capital UGP L.L.C., the general partner of Liberty 77 Capital GenPar L.P., the general partner of Liberty 77 Fund L.P., Liberty 77 Fund USTE L.P. and Liberty 77 Fund International L.P., the managing members of the Subscriber

Address for Notice to Subscriber:

Attention:

Email:

Facsimile No.:

Telephone No.:

Address for Delivery of Subscriber Shares to Subscriber (if not same as address for notice):

Subscription Amount: $150,000,000

Number of Subscriber Shares: 20,000,000

Number of $10.00 warrants: 5,000,000

Number of $15.00 warrants: 15,000,000

EIN Number:

Jurisdiction of Organization of Subscriber (country and/or state):	Cayman Islands

Name of Account Nominee (if different than Name of Subscriber):

[Signature Page to Project Ganymede Subscription Agreement by and among CF Acquisition Corp. V, Satellogic Inc. and the Subscriber party thereto]

Exhibit A

Form of Warrant Agreement

[See attached]

Agreed Form

WARRANT AGREEMENT

THIS WARRANT AGREEMENT (this “Agreement”), dated as of January [    ], 2022, is by and between Satellogic Inc., a British Virgin Islands company limited by shares (the “Company”), and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”, also referred to herein, in its capacity as the Company’s transfer agent, as the “Transfer Agent”).

WHEREAS, on July 5, 2021, the Company, CF Acquisition Corp. V, a Delaware corporation (“CF V”), Nettar Group Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (“Target”), Ganymede Merger Sub 1 Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands and a direct wholly owned subsidiary of the Company (“Target Merger Sub”), and certain other parties thereto entered into an Agreement and Plan of Merger (as amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement” and, the transactions contemplated by the Merger Agreement, the “Business Combination”) pursuant to which, among other things, Target Merger Sub will merge with and into Target, the separate existence of Target Merger Sub will cease and Target will be the surviving corporation and a direct wholly owned subsidiary of the Company;

WHEREAS, upon the consummation of the Business Combination (the “Transaction Closing”), all stockholders of CF V and shareholders of Target, other than Emiliano Kargieman, the Company’s CEO, will receive Class A ordinary shares of the Company, par value $0.0001 per share (the “Company Class A Ordinary Shares”);

WHEREAS, in connection with the Business Combination, on January 18, 2022, the Company entered into that certain Subscription Agreement with CF V and Liberty Strategic Capital (SATL) Holdings, LLC, a Cayman Islands limited liability company (“Liberty”) (the “Subscription Agreement” and the transactions contemplated by the Subscription Agreement, the “Liberty Offering”), pursuant to which Liberty agreed to subscribe for and purchase an aggregate of (i) 20,000,000 Company Class A Ordinary Shares, (ii) 5,000,000 warrants to purchase Company Class A Ordinary Shares at an exercise price of $10.00 per Company Class A Ordinary Share (the “$10.00 Warrants”) and (iii) 15,000,000 warrants to purchase Company Class A Ordinary Shares at an exercise price of $15.00 per Company Class A Ordinary Share (the “$15.00 Warrants” and, together with the $10.00 Warrants, the “Warrants”);

WHEREAS, pursuant to the Subscription Agreement, Liberty has agreed to subject the Warrants they purchased pursuant to the Subscription Agreement to a lock-up (the “Lock-Up”) commencing on the closing of the Liberty Offering (the “Closing”) and expiring on the first anniversary thereof (the “Lock-Up Period”);

WHEREAS, the Company desires the Warrant Agent to act on behalf of the Company, and the Warrant Agent is willing to so act, in connection with the issuance, registration, transfer, exchange, redemption and exercise of the Warrants;

WHEREAS, the Company desires to provide for the form and provisions of the Warrants, the terms upon which they shall be issued and exercised, and the respective rights, limitation of rights, and immunities of the Company, the Warrant Agent, and the holders of the Warrants; and

WHEREAS, all acts and things have been done and performed which are necessary to make the Warrants, when executed on behalf of the Company and countersigned by or on behalf of the Warrant Agent, as provided herein, the valid, binding and legal obligations of the Company, and to authorize the execution and delivery of this Agreement.

NOW, THEREFORE, in consideration of the mutual agreements herein contained, the parties hereto agree as follows:

1. Appointment of Warrant Agent. The Company hereby appoints the Warrant Agent to act as agent for the Company for the Warrants, and the Warrant Agent hereby accepts such appointment and agrees to perform the same in accordance with the terms and conditions set forth in this Agreement.

2. Warrants.

2.1 Form of Warrant. Each Warrant shall be issued in registered form only, and, if a physical certificate is issued, shall be in substantially the form of Exhibit A hereto, the provisions of which are incorporated herein and shall be signed by, or bear the facsimile signature of, the Chairman of the Board, President, Chief Executive Officer, Chief Financial Officer, Secretary or other principal officer of the Company. In the event the person whose facsimile signature has been placed upon any Warrant shall have ceased to serve in the capacity in which such person signed the Warrant before such Warrant is issued, it may be issued with the same effect as if he or she had not ceased to be such at the date of issuance. Each Warrant shall bear the restrictive legend set forth in Exhibit B.

2.2 Effect of Countersignature. If a physical certificate is issued, unless and until countersigned by the Warrant Agent pursuant to this Agreement, a Warrant certificate shall be invalid and of no effect and may not be exercised by the holder thereof.

2.3 Registration.

2.3.1 Warrant Register. The Warrant Agent shall maintain books (the “Warrant Register”) for the registration of original issuance and the registration of transfer of the Warrants. Upon the initial issuance of the Warrants, the Warrant Agent shall issue and register the Warrants in the names of the respective holders thereof in such denominations and otherwise in accordance with instructions delivered to the Warrant Agent by the Company. All of the Warrants shall initially be represented by one or more book-entry certificates (each, a “Book-Entry Warrant Certificate”). Upon registration of the Warrants and the Company Class A Ordinary Shares issuable upon exercise of the Warrants with the U.S. Securities and Exchange Commission (the “Commission”) pursuant to the terms of the Subscription Agreement between the Company and the holder of the Warrants, the Warrant Agent shall use commercially reasonable efforts to deposit the Warrants with The Depository Trust Company (the “Depositary”) and registered in the name of Cede & Co., a nominee of the Depositary. Following such deposit, ownership of beneficial interests in the Warrants shall be shown on, and the transfer of such ownership shall be effected through, records maintained by (i) the Depositary or its nominee for each Book-Entry Warrant Certificate, or (ii) institutions that have accounts with the Depositary (each such institution, with respect to a Warrant in its account, a “Participant”).

If the Depositary subsequently ceases to make its book-entry settlement system available for the Warrants, the Company may instruct the Warrant Agent regarding making other arrangements for book-entry settlement. In the event that the Warrants are not eligible for, or it is no longer necessary to have the Warrants available in, book-entry form, the Warrant Agent shall provide written instructions to the Depositary to deliver to the Warrant Agent for cancellation each Book-Entry Warrant Certificate, and the Company shall instruct the Warrant Agent to deliver to the Depositary definitive certificates in physical form evidencing such Warrants (“Definitive Warrant Certificate”). Such Definitive Warrant Certificate shall be in the form annexed hereto as Exhibit A, with appropriate insertions, modifications and omissions, as provided above.

2.3.2 Registered Holder. Prior to due presentment for registration of transfer of any Warrant, the Company and the Warrant Agent may deem and treat the person in whose name such Warrant is registered in the Warrant Register (each such person, a “Registered Holder”) as the absolute owner of such Warrant and of each Warrant represented thereby (notwithstanding any notation of ownership or other writing on a Definitive Warrant Certificate made by anyone other than the Company or the Warrant Agent), for the purpose of any exercise thereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary.

2.4 No Fractional Warrants. The Company shall not issue fractional Warrants. If a holder of Warrants would be entitled to receive a fractional Warrant, the Company shall round down to the nearest whole number the number of Warrants to be issued to such holder.

3. Terms and Exercise of Warrants.

3.1 Warrant Price.

Each $10.00 Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Company Class A Ordinary Shares stated therein, at the price of $10.00 per Company Class A Ordinary Share, subject to the adjustments provided in Section 4 hereof and in the last sentence of Section 3.1 (the “$10.00 Warrant Price”). Each $15.00 Warrant shall entitle the Registered Holder thereof, subject to the provisions of such Warrant and of this Agreement, to purchase from the Company the number of Company Class A Ordinary Shares stated therein, at the price of $15.00 per Company Class A Ordinary Share, subject to the adjustments provided in Section 4 hereof and in the last sentence of this Section 3.1 (the “$15.00 Warrant Price” and, together with the $10.00 Warrant Price, as the context requires, the “Warrant Price”). The term “Warrant Price” as used in this Agreement shall mean the applicable price per Company Class A Ordinary Share at which Company Class A Ordinary Shares may be purchased at the time a Warrant is exercised. The Company in its sole discretion may lower the Warrant Price at any time prior to the Expiration Date (as defined below) for a period of not less than twenty (20) Business Days, provided, that the Company shall provide at least twenty (20) days prior written notice of such reduction to Registered Holders of the Warrants and, provided further that if any reduction is also being made to the warrant price of (i) the 333,333 warrants issued to CFAC Holdings V, LLC, a Delaware limited liability company (the “Private Placement Warrants”), (ii) the 8,333,333 warrants issued to public investors in an initial public offering of units of the Company’s equity securities (the “Public Warrants”) and/or (iii) any other warrants issued or to be issued in connection with the Business Combination or in the period of ten (10) Business Days following the Transaction Closing excluding those Company warrants issued to Columbia River Investment Limited or its affiliates (the “Other Warrants”), any such reduction shall be proportionally the same as the reduction to the Warrant Price, as applicable.

3.2 Duration of Warrants. A Warrant may be exercised only during the period (the “Exercise Period”) commencing on the date of Closing and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) the date that is five (5) years after the Closing, (y) the liquidation of the Company, or (z) the Redemption Date (as defined below) as provided in Section 6.2 hereof (the “Expiration Date”); provided, however, that the exercise of any Warrant shall be subject to the satisfaction of any applicable conditions, as set forth in subsection 3.3.2 below with respect to an effective registration statement. Except with respect to the right to receive the Redemption Price (as defined below) in the event of a redemption (as set forth in Section 6 hereof), each outstanding Warrant not exercised on or before the Expiration Date shall become void, and all rights thereunder and all rights in respect thereof under this Agreement shall cease at 5:00 p.m. New York City time on the Expiration Date. The Company in its sole discretion may extend the duration of the Warrants by delaying the Expiration Date; provided, that the Company shall provide at least twenty (20) days prior written notice of any such extension to Registered Holders of the Warrants and, provided further that any such extension shall be identical in duration among each of (i) the Warrants, (ii) the Private Placement Warrants (iii) the Public Warrants and (iv) the Other Warrants.

3.3 Exercise of Warrants.

3.3.1 Payment. Subject to the provisions of the Warrant and this Agreement, a Warrant may be exercised by the Registered Holder thereof by delivering to the Warrant Agent at its corporate trust department (i) the Definitive Warrant Certificate evidencing the Warrants to be exercised, or, in the case of a Book-Entry Warrant Certificate, the Warrants to be exercised (the “Book-Entry Warrants”) on the records of the Depositary to an account of the Warrant Agent at the Depositary designated for such purposes in writing by the Warrant Agent to the Depositary from time to time, (ii) an election to purchase (“Election to Purchase”) Company Class A Ordinary Shares pursuant to the exercise of a Warrant, properly completed and executed by the Registered Holder on the reverse of the Definitive Warrant Certificate or, in the case of a Book-Entry Warrant Certificate, properly delivered by the Participant in accordance with the Depositary’s procedures, and (iii) payment in full of the applicable Warrant Price for each full Company Class A Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise of the Warrant, the exchange of the Warrant for the Company Class A Ordinary Shares and the issuance of such Company Class A Ordinary Shares, as follows:

(a) by certified check payable to the order of the Warrant Agent or by wire transfer;

(b) in the event of a redemption pursuant to Section 6 hereof in which the Company’s board of directors (the “Board”) has elected to require all holders of the Warrants to exercise such Warrants on a “cashless basis,” by surrendering the Warrants for that number of Company Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Company Class A Ordinary Shares underlying the Warrants, multiplied by the difference between the applicable Warrant Price and the “Fair Market Value”, as defined in this subsection 3.3.1(b) by (y) the Fair Market Value. Solely for purposes of this subsection 3.3.1(b) and Section 6.3, the “Fair Market Value” shall mean the average last reported sale price of the Company Class A Ordinary Shares for the ten (10) trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of the Warrants, pursuant to Section 6 hereof;

(c) by surrendering the Warrants for that number of Company Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Company Class A Ordinary Shares underlying the Warrants, multiplied by the difference between the applicable Warrant Price and the “Fair Market Value,” as defined in this subsection 3.3.1(c), by (y) the Fair Market Value. Solely for purposes of this subsection 3.3.1(c), the “Fair Market Value” shall mean the average last reported sale price of the Company Class A Ordinary Shares for the ten (10) trading days ending on the third trading day prior to the date on which notice of exercise of the Warrant is sent to the Warrant Agent; or

(d) as provided in Section 7.4 hereof.

3.3.2 Issuance of Company Class A Ordinary Shares on Exercise. As soon as practicable after the exercise of any Warrant and the clearance of the funds in payment of the applicable Warrant Price (if payment is pursuant to subsection 3.3.1(a)), the Company shall issue to the Registered Holder of such Warrant a book-entry position or certificate, as applicable, for the number of full Company Class A Ordinary Shares to which he, she or it is entitled, registered in the register of members of the Company in such name or names as may be directed by him, her or it, and if such Warrant shall not have been exercised in full, a new book-entry position reflecting the issue in the register of the members of the Company or the applicable number of Company Class A Ordinary Shares or countersigned Warrant, as applicable, for the number of Company Class A Ordinary Shares as to which such Warrant shall not have been exercised. If fewer than all the Warrants evidenced by a Book-Entry Warrant Certificate are exercised, a notation shall be made to the records maintained by the Depositary, its nominee for each Book-Entry Warrant Certificate, or a Participant, as appropriate, evidencing the balance of the Warrants remaining after such exercise. Notwithstanding the foregoing, the Company shall not be obligated to issue any Company Class A Ordinary Shares pursuant to the exercise of a Warrant and shall have no obligation to settle such Warrant exercise, other than pursuant to Section 3.3.1(c) or Section 7.4, unless a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) with respect to the Company Class A Ordinary Shares underlying the Warrants is then effective and a prospectus relating thereto is current, subject to the Company’s satisfying its obligations under Section 7.4. No Warrant shall be exercisable and the Company shall not be obligated to issue Company Class A Ordinary Shares upon exercise of a Warrant unless the Company Class A Ordinary Shares issuable upon such Warrant exercise have been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the Registered Holder of the Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Warrant, the holder of such Warrant shall not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will the Company be required to net cash settle the Warrant exercise. The Company may require holders of Warrants to settle the Warrant on a “cashless basis” pursuant to Section 7.4. If, by reason of any exercise of Warrants on a “cashless basis”, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a Class A Ordinary Share, the Company shall round down to the nearest whole number, the number of Company Class A Ordinary Shares to be issued to such holder.

3.3.3 Valid Issuance. All Company Class A Ordinary Shares issued upon the proper exercise of a Warrant in conformity with this Agreement shall be validly issued, fully paid and non-assessable.

3.3.4 Date of Issuance. Each person in whose name any book-entry position or certificate, as applicable, for Company Class A Ordinary Shares is issued shall, subject to the requirements of applicable law and the Memorandum and Articles of Association of the Company, for all purposes be deemed to have become the holder of record of such Company Class A Ordinary Shares on the date on which the Warrant, or book-entry position representing such Warrant, was surrendered and payment of the applicable Warrant Price was made, irrespective of the date of delivery of such certificate in the case of a certificated Warrant, except that, if the date of such surrender and payment is a date when the share transfer books of the Company or book-entry system of the Warrant Agent are closed, such person shall be deemed to have become the holder of such Company Class A Ordinary Shares at the close of business on the next succeeding date on which the share transfer books or book-entry system are open.

3.3.5 Maximum Percentage. A holder of a Warrant may notify the Company in writing in the event it elects to be subject to the provisions contained in this subsection 3.3.5; provided, however, no holder of a Warrant shall be subject to this subsection 3.3.5 unless he, she or it makes such election. If the election is made by a holder, the Warrant Agent shall not effect the exercise of the holder’s Warrant, and such holder shall not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder, or such other amount as specified by the holder) (the “Maximum Percentage”) of the Company Class A Ordinary Shares outstanding immediately after giving effect to such exercise. For purposes of the foregoing sentence, the aggregate number of Company Class A Ordinary Shares beneficially owned by such person and its affiliates shall include the number of Company Class A Ordinary Shares issuable upon exercise of the Warrant with respect to which the determination of such sentence is being made, but shall exclude Company Class A Ordinary Shares that would be issuable upon (x) exercise of the remaining, unexercised portion of the Warrant beneficially owned by such person and its affiliates and (y) exercise or conversion of the unexercised or unconverted portion of any other securities of the Company beneficially owned by such person and its affiliates (including, without limitation, any convertible notes or convertible preferred stock or warrants) subject to a limitation on conversion or exercise analogous to the limitation contained herein. Except as set forth in the preceding sentence, for purposes of this paragraph, beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For purposes of the Warrant, in determining the number of outstanding Company Class A Ordinary Shares, the holder may rely on the number of outstanding Company Class A Ordinary Shares as reflected in (1) the Company’s most recent annual report on Form 20-F, or a Form 6-K or other public filing with the Commission as the case may be, (2) a more recent public announcement by the Company or (3) any other notice by the Company or the Transfer Agent setting forth the number of Company Class A Ordinary Shares outstanding. For any reason at any time, upon the written request of the holder of the Warrant, the Company shall, within two (2) Business Days, confirm orally and in writing to such holder the number of Company Class A Ordinary Shares then outstanding. In any case, the number of outstanding Company Class A Ordinary Shares shall be determined after giving effect to the conversion or exercise of equity securities of the Company by the holder and its affiliates since the date as of which such number of outstanding Company Class A Ordinary Shares was reported. By written notice to the Company, the holder of a Warrant may from time to time increase or decrease the Maximum Percentage applicable to such holder to any other percentage specified in such notice; provided, however, that any such increase shall not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

4. Adjustments.

4.1 Stock Dividends.

4.1.1 Split-Ups. If after the date hereof, and subject to the provisions of Section 4.6 below, the number of outstanding Company Class A Ordinary Shares is increased by a stock dividend (and for all purposes a stock dividend as referred to herein shall include an issue of bonus shares) payable in Company Class A Ordinary Shares, or by a split-up of Company Class A Ordinary Shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of Company Class A Ordinary Shares issuable on exercise of each Warrant shall be increased in proportion to such increase in the outstanding Company Class A Ordinary Shares. A rights offering to holders of Company Class A Ordinary Shares entitling holders to purchase Company Class A Ordinary Shares at a price less than the “Fair Market Value” (as defined below) shall be deemed a stock dividend of a number of Company Class A Ordinary Shares equal to the product of (i) the number of Company Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Company Class A Ordinary Shares) and (ii) one (1) minus the quotient of (x) the price per Company Class A Ordinary Share paid in such rights offering divided by (y) the Fair Market Value. For purposes of this subsection 4.1.1, (i) if the rights offering is for securities convertible into or exercisable for Company Class A Ordinary Shares, in determining the price payable for Company Class A Ordinary Shares, there shall be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “Fair Market Value” means the volume weighted last reported average price of Company Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Company Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

4.1.2 Extraordinary Dividends. If the Company, at any time while the Warrants are outstanding and unexpired, shall pay a dividend or make a distribution in cash, securities or other assets to the holders of Company Class A Ordinary Shares on account of such Company Class A Ordinary Shares (or other shares of the Company’s capital stock into which the Warrants are convertible), other than (a) as described in subsection 4.1.1 above or (b) Ordinary Cash Dividends (as defined below) (any such non-excluded event being referred to herein as an “Extraordinary Dividend”), then the applicable Warrant Price shall be decreased, effective immediately after the effective date of such Extraordinary Dividend, by the amount of cash and/or the fair market value (as determined by the Board, in good faith) of any securities or other assets paid on each Company Class A Ordinary Share in respect of such Extraordinary Dividend. For purposes of this subsection 4.1.2, “Ordinary Cash Dividends” means any cash dividend or cash distribution which, when combined on a per share basis, with the per share amounts of all other cash dividends and cash distributions paid on the Company Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution (as adjusted to appropriately reflect any of the events referred to in other subsections of this Section 4 and excluding cash dividends or cash distributions that resulted in an adjustment to the applicable Warrant Price or to the number of Company Class A Ordinary Shares issuable on exercise of each Warrant) does not exceed $0.50.

4.2 Aggregation of Shares. If after the date hereof, and subject to the provisions of Section 4.6 hereof, the number of outstanding Company Class A Ordinary Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Company Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of Company Class A Ordinary Shares issuable on exercise of each Warrant shall be decreased in proportion to such decrease in outstanding Company Class A Ordinary Shares.

4.3 Adjustments in Exercise Price. Whenever the number of Company Class A Ordinary Shares purchasable upon the exercise of the Warrants is adjusted, as provided in subsection 4.1.1 or Section 4.2 above, the applicable Warrant Price shall be adjusted (to the nearest cent) by multiplying such Warrant Price immediately prior to such adjustment by a fraction (x) the numerator of which shall be the number of Company Class A Ordinary Shares purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which shall be the number of Company Class A Ordinary Shares so purchasable immediately thereafter.

4.4 Replacement of Securities upon Reorganization, etc. In case of any reclassification or reorganization of the outstanding Company Class A Ordinary Shares (other than a change under subsections 4.1.1 or 4.1.2 or Section 4.2 hereof or that solely affects the par value of such Company Class A Ordinary Shares), or in the case of any merger or consolidation of the Company with or into another entity or conversion of the Company as another entity (other than a consolidation or merger in which the Company is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Company Class A Ordinary

Shares), or in the case of any sale or conveyance to another entity of the assets or other property of the Company as an entirety or substantially as an entirety in connection with which the Company is dissolved, the holders of the Warrants shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrants and in lieu of the Company Class A Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised his, her or its Warrant(s) immediately prior to such event (the “Alternative Issuance” ); provided, however, that in connection with the closing of any such consolidation, merger, sale or conveyance, the successor or purchasing entity shall execute an amendment hereto with the Warrant Agent providing for delivery of such Alternative Issuance; provided, further, that (i) if the holders of Company Class A Ordinary Shares were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets constituting the Alternative Issuance for which each Warrant shall become exercisable shall be deemed to be the weighted average of the kind and amount received per Company Class A Ordinary Share by the holders of Company Class A Ordinary Shares in such consolidation or merger that affirmatively make such election, and (ii) if a tender, exchange or redemption offer shall have been made to and accepted by the holders of Company Class A Ordinary Shares under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act (or any successor rule)) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act (or any successor rule)) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act (or any successor rule)) more than 50% of the outstanding Company Class A Ordinary Shares, the holder of a Warrant shall be entitled to receive as the Alternative Issuance, the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all Company Class A Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in this Section 4; provided, further, that if less than 70% of the consideration receivable by the holders of Company Class A Ordinary Shares in the applicable event is payable in the form of ordinary shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the Registered Holder properly exercises the Warrant within thirty (30) days following the public disclosure of the consummation of such applicable event by the Company pursuant to a Report on Form 6-K filed with the Commission, the applicable Warrant Price shall be reduced by an amount (in dollars) (but in no event less than zero) equal to the difference of (i) the applicable Warrant Price in effect prior to such reduction minus (ii) (A) the Per Share Consideration (as defined below) minus (B) the Black-Scholes Warrant Value (as defined below). The “Black-Scholes Warrant Value” means the value of a Warrant immediately prior to the consummation of the applicable event based on the Black-Scholes Warrant Model for a Capped American Call on Bloomberg Financial Markets

(“Bloomberg”). For purposes of calculating such amount, (1) Section 6 of this Agreement shall be taken into account, (2) the price of each Company Class A Ordinary Shares shall be the volume weighted last reported average price of Company Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event, (3) the assumed volatility shall be the 90 day volatility obtained from the HVT function on Bloomberg determined as of the trading day immediately prior to the day of the announcement of the applicable event, and (4) the assumed risk-free interest rate shall correspond to the U.S. Treasury rate for a period equal to the remaining term of the Warrant. “Per Share Consideration” means (i) if the consideration paid to holders of Company Class A Ordinary Shares consists exclusively of cash, the amount of such cash per Class A Ordinary Share, and (ii) in all other cases, the volume weighted last reported average price of Company Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the effective date of the applicable event. If any reclassification or reorganization also results in a change in Company Class A Ordinary Shares covered by subsection 4.1.1, then such adjustment shall be made pursuant to subsection 4.1.1 or Sections 4.2, 4.3 and this Section 4.4. The provisions of this Section 4.4 shall similarly apply to successive reclassifications, reorganizations, mergers or consolidations, sales or other transfers. In no event will the applicable Warrant Price be reduced to less than the par value per share issuable upon exercise of the Warrant.

4.5 Notices of Changes in Warrant. Upon every adjustment of the applicable Warrant Price or the number of Company Class A Ordinary Shares issuable upon exercise of a Warrant, the Company shall give written notice thereof to the Warrant Agent, which notice shall state the Warrant Price resulting from such adjustment and the increase or decrease, if any, in the number of Company Class A Ordinary Shares purchasable at such price upon the exercise of a Warrant, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based. Upon the occurrence of any event specified in Sections 4.1, 4.2, 4.3 or 4.4, the Company shall give written notice of the occurrence of such event to each Registered Holder, at the last address set forth for such holder in the Warrant Register, of the record date or the effective date of the event. Failure to give such notice, or any defect therein, shall not affect the legality or validity of such event.

4.6 No Fractional Shares. Notwithstanding any provision contained in this Agreement to the contrary, the Company shall not issue fractional Company Class A Ordinary Shares upon the exercise of Warrants. If, by reason of any adjustment made pursuant to this Section 4, the holder of any Warrant would be entitled, upon the exercise of such Warrant, to receive a fractional interest in a share, the Company shall, upon such exercise, round down to the nearest whole number the number of Company Class A Ordinary Shares to be issued to such holder.

4.7 Form of Warrant. The form of Warrant need not be changed because of any adjustment pursuant to this Section 4, and Warrants issued after such adjustment may state the same applicable Warrant Price and the same number of Company Class A Ordinary Shares as is stated in the Warrants initially issued pursuant to this Agreement; provided, however, that the Company may at any time in its sole discretion make any change in the form of Warrant that the Company may deem appropriate and that does not affect the substance thereof, and any Warrant thereafter issued or countersigned, whether in exchange or substitution for an outstanding Warrant or otherwise, may be in the form as so changed.

4.8 Other Events. In case any event shall occur affecting the Company as to which none of the provisions of preceding subsections of this Section 4 are strictly applicable, but which would require an adjustment to the terms of the Warrants in order to (i) avoid an adverse impact on the Warrants and (ii) effectuate the intent and purpose of this Section 4, then, in each such case, the Company shall appoint a firm of independent public accountants, investment banking or other appraisal firm of recognized national standing, which shall give its opinion as to whether or not any adjustment to the rights represented by the Warrants is necessary to effectuate the intent and purpose of this Section 4 and, if they determine that an adjustment is necessary, the terms of such adjustment. The Company shall adjust the terms of the Warrants in a manner that is consistent with any adjustment recommended in such opinion.

5 Transfer and Exchange of Warrants.

5.1 Registration of Transfer. The Warrant Agent shall register the transfer, from time to time, of any outstanding Warrant upon the Warrant Register, upon surrender of such Warrant for transfer, in the case of certificated Warrants, properly endorsed with signatures properly guaranteed and accompanied by appropriate instructions for transfer. Upon any such transfer, a new Warrant representing an equal aggregate number of Warrants shall be issued and the old Warrant shall be cancelled by the Warrant Agent. In the case of certificated Warrants, the Warrants so cancelled shall be delivered by the Warrant Agent to the Company from time to time upon request.

5.2 Procedure for Surrender of Warrants. Warrants may be surrendered to the Warrant Agent, together with a written request for exchange or transfer, and thereupon the Warrant Agent shall issue in exchange therefor one or more new Warrants as requested by the Registered Holder of the Warrants so surrendered, representing an equal aggregate number of Warrants; provided, however, that except as otherwise provided herein or in any Book-Entry Warrant Certificate or Definitive Warrant Certificate, each Book-Entry Warrant Certificate and Definitive Warrant Certificate may be transferred only in whole and only to the Depositary, to another nominee of the Depositary, to a successor depository, or to a nominee of a successor depository; provided further, however, that during the Lock-Up Period (or in the event that a Warrant surrendered for transfer thereafter bears a restrictive legend), the Warrant Agent shall not cancel such Warrant and issue new Warrants in exchange thereof until the Warrant Agent has received an opinion of counsel for the Company stating that such transfer may be made and indicating whether the new Warrants must also bear a restrictive legend.

5.3 Fractional Warrants. The Warrant Agent shall not be required to effect any registration of transfer or exchange which shall result in the issuance of a warrant certificate or book-entry position for a fraction of a warrant.

5.4 Service Charges. No service charge shall be made for any exchange or registration of transfer of Warrants.

5.5 Warrant Execution and Countersignature. The Warrant Agent is hereby authorized to countersign and to deliver, in accordance with the terms of this Agreement, the Warrants required to be issued pursuant to the provisions of this Section 5, and the Company, whenever required by the Warrant Agent, shall supply the Warrant Agent with Warrants duly executed on behalf of the Company for such purpose.

5.6 Transfer of Warrants. The Warrants may not be Transferred (as defined below) prior to the expiration of the Lock-Up Period; provided, however, that the Warrants may be Transferred by Liberty or its Permitted Transferee (as defined in the Subscription Agreement (each, for purposes of this Agreement a “Permitted Warrant Transferee”) during the Lock-Up Period:

(a) to an affiliate of Liberty; or

(b) to any fund or account managed by the same investment manager as Liberty,

provided that any Permitted Warrant Transferee must be an “accredited investor” (within the meaning of Rule 501 of Regulation D under the Securities Act (an “Accredited Investor”) or a “qualified institutional buyer” (as defined in Rule 144A of the Securities Act) (a “QIB”), provided further that any such Permitted Warrant Transferee must enter into a written agreement with the Company agreeing to be bound by the Lock-Up.

For purposes hereof, the term “Transfer” means (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any relevant securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any relevant securities, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii) of this definition.

6 Redemption.

6.1 Redemption. Subject to Section 6.4, not less than all of the outstanding Warrants may be redeemed, at the option of the Company, at any time while they are exercisable and prior to their expiration, at the office of the Warrant Agent, upon notice to the Registered Holders of the Warrants, as described in Section 6.2 below, at the price of $0.01 per Warrant (the ”Redemption Price”), provided that the last sales price of Company Class A Ordinary Shares reported has been at least $18.00 per Company Class A Ordinary Share (subject to adjustment in compliance with Section 4 hereof), on each of twenty (20) trading days within the thirty (30) trading-day period ending on the third trading day prior to the date on which notice of the redemption is given and provided that there is an effective registration statement covering the Company Class A Ordinary Shares issuable upon exercise of the Warrants, and a current prospectus relating thereto, available throughout the 30-day Redemption Period (as defined in Section 6.2 below) or the Company has elected to require the exercise of the Warrants on a “cashless basis” pursuant to subsection 3.3.1; provided, however, that if and when the Warrants become redeemable by the Company, the Company may not exercise such redemption right if the issuance of Company Class A Ordinary Shares upon exercise of the Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

6.2 Date Fixed for, and Notice of, Redemption. In the event that the Company elects to redeem all of the Warrants, the Company shall fix a date for the redemption (the “Redemption Date”). Notice of redemption shall be mailed by first class mail, postage prepaid, by the Company not less than thirty (30) days prior to the Redemption Date (the “30-day Redemption Period”) to the Registered Holders of the Warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the Registered Holder received such notice.

6.3 Exercise After Notice of Redemption. The Warrants may be exercised, for cash (or on a “cashless basis” in accordance with subsection 3.3.1(b) of this Agreement) at any time after notice of redemption shall have been given by the Company pursuant to Section 6.2 hereof and prior to the Redemption Date. In the event that the Company determines to require all holders of Warrants to exercise their Warrants on a “cashless basis” pursuant to subsection 3.3.1, the notice of redemption shall contain the information necessary to calculate the number of Company Class A Ordinary Shares to be received upon exercise of the Warrants, including the “Fair Market Value” (as such term is defined in subsection 3.3.1(b) hereof) in such case. On and after the Redemption Date, the record holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

6.4 Exclusion of Warrants. The Company agrees that the redemption rights provided in this Section 6 shall not apply to the Warrants if at the time of the redemption such Warrants continue to be held by Liberty or any Permitted Warrant Transferees, as applicable. However, once such Warrants are transferred (other than to Permitted Warrant Transferees), the Company may redeem the Warrants, provided that the criteria for redemption are met, including the opportunity of the holder of such Warrants to exercise the Warrants prior to redemption pursuant to Section 6.3.

7	Other Provisions Relating to Rights of Holders of Warrants.

7.1 No Rights as Shareholder. A Warrant does not entitle the Registered Holder thereof to any of the rights of a shareholder of the Company, including, without limitation, the right to receive dividends, or other distributions, exercise any preemptive rights to vote or to consent or to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of the Company or any other matter.

7.2 Lost, Stolen, Mutilated, or Destroyed Warrants. If any Warrant is lost, stolen, mutilated, or destroyed, the Company and the Warrant Agent may on such terms as to indemnity or otherwise as they may in their discretion impose (which shall, in the case of a mutilated Warrant, include the surrender thereof), issue a new Warrant of like denomination, tenor, and date as the Warrant so lost, stolen, mutilated, or destroyed. Any such new Warrant shall constitute a substitute contractual obligation of the Company, whether or not the allegedly lost, stolen, mutilated, or destroyed Warrant shall be at any time enforceable by anyone.

7.3 Reservation of Company Class A Ordinary Shares. The Company shall at all times reserve and keep available a number of its authorized but unissued Company Class A Ordinary Shares that shall be sufficient to permit the exercise in full of all outstanding Warrants issued pursuant to this Agreement.

7.4 Registration of Company Class A Ordinary Shares; Cashless Exercise at Company’s Option.

7.4.1 Registration of Company Class A Ordinary Shares. Section 10 (Registration Rights) of the Subscription Agreement as it applies to the Subscriber Shares (as defined in the Subscription Agreement) will apply, mutatis mutandis, to the Warrants, as if it had been fully set forth herein. If the Registration Statement (as defined in the Subscription Agreement) has not been declared effective by the earlier of (i) the 60th calendar day (or 90th calendar day if the Commission notifies the Company that it will “review” the registration statement) following the Transaction Closing and (ii) the second (2nd) Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that the registration statement will not be “reviewed” or will not be subject to further review, holders of the Warrants shall have the right, during the period beginning on the 61st calendar day (or 91st calendar day if the Commission notifies the Company that it will “review” the registration statement) after the Transaction Closing or third (3rd) Business Day and ending upon such Registration Statement being declared effective by the Commission, and during any other period when the Company shall fail to have maintained an effective registration statement covering the Company Class A Ordinary Shares issuable upon exercise of the Warrants, to exercise such Warrants on a “cashless basis,” by exchanging the Warrants (in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) or another exemption) for that number of Company Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Company Class A Ordinary Shares underlying the Warrants, multiplied by the difference between the applicable Warrant Price and the “Fair Market Value” (as defined below) by (y) the Fair Market Value. Solely for purposes of this subsection 7.4.1, “Fair Market Value” shall mean the volume weighted last reported average price of Company Class A Ordinary Shares as reported during the ten (10) trading day period ending on the trading day prior to the date that notice of exercise is received by the Warrant Agent from the holder of such Warrants or its securities broker or intermediary. The date that notice of cashless exercise is received by the Warrant Agent shall be conclusively determined by the Warrant Agent. In connection with the “cashless exercise” of a Warrant, the Company shall, upon request, provide the Warrant Agent with an opinion of counsel for the Company (which shall be an outside law firm with securities law experience) stating that (i) the exercise of the Warrants on a cashless basis in accordance with this subsection 7.4.1 is not required to be registered under the Securities Act and (ii) the Company Class A Ordinary Shares issued upon such exercise shall be freely tradable under United States federal securities laws by anyone who is not an affiliate (as such term is defined in Rule 144 under the Securities Act (or any successor rule)) of the Company and, accordingly, shall not be required to bear a restrictive legend. Except as provided in subsection 7.4.2, for the avoidance of any doubt, unless and until all of the Warrants have been exercised or have expired, the Company shall continue to be obligated to comply with its registration obligations under the first three sentences of this subsection 7.4.1.

7.4.2 Cashless Exercise at Company’s Option. If the Company Class A Ordinary Shares are at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act (or any successor rule), the Company may, at its option, (i) require holders of Warrants who exercise Warrants to exercise such Warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act (or any successor rule) as described in subsection 7.4.1 and (ii) in the event the Company so elects, the Company shall not be required to file or maintain in effect a registration statement for the registration, under the Securities Act, of the Company Class A Ordinary Shares issuable upon exercise of the Warrants, notwithstanding anything in this Agreement to the contrary. If the Company does not elect at the time of exercise to require a holder of Warrants who exercises Warrants to exercise such Warrants on a “cashless basis,” it agrees to use its commercially reasonable best efforts to register or qualify for sale the Company Class A Ordinary Shares issuable upon exercise of the Warrant under the blue sky laws of the state of residence of the exercising Warrant holder to the extent an exemption is not available.

8 Concerning the Warrant Agent and Other Matters.

8.1 Payment of Taxes. The Company shall from time to time promptly pay all taxes and charges that may be imposed upon the Company or the Warrant Agent in respect of the issuance or delivery of Company Class A Ordinary Shares upon the exercise of the Warrants, but the Company shall not be obligated to pay any transfer taxes in respect of the Warrants or such Company Class A Ordinary Shares.

8.2 Resignation, Consolidation, or Merger of Warrant Agent.

8.2.1 Appointment of Successor Warrant Agent. The Warrant Agent, or any successor to it hereafter appointed, may resign its duties and be discharged from all further duties and liabilities hereunder after giving sixty (60) days’ notice in writing to the Company. If the office of the Warrant Agent becomes vacant by resignation or incapacity to act or otherwise, the Company shall appoint in writing a successor Warrant Agent in place of the Warrant Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after it has been notified in writing of such resignation or incapacity by the Warrant Agent, then the holder of any Warrant may apply to the Supreme Court of the State of New York for the County of New York for the appointment of a successor Warrant Agent at the Company’s cost. Any successor Warrant Agent, whether appointed by the Company or by such court, shall be a corporation organized and existing under the laws of the State of New York, in good standing and having its principal office in the Borough of Manhattan, City and State of New York, and authorized under such laws to exercise corporate trust powers and subject to supervision or examination by federal or state authority. After appointment, any successor Warrant Agent shall be vested with all the authority, powers, rights, immunities, duties, and obligations of its predecessor Warrant Agent with like effect as if originally named as Warrant Agent hereunder, without any further act or deed; but if for any reason it becomes necessary or appropriate, the predecessor Warrant Agent shall execute and deliver, at the expense of the Company, an instrument transferring to such successor Warrant Agent all the authority, powers, and rights of such predecessor Warrant Agent hereunder; and upon request of any successor Warrant Agent the Company shall make, execute, acknowledge, and deliver any and all instruments in writing for more fully and effectually vesting in and confirming to such successor Warrant Agent all such authority, powers, rights, immunities, duties, and obligations.

8.2.2 Notice of Successor Warrant Agent. In the event a successor Warrant Agent shall be appointed, the Company shall give notice thereof to the predecessor Warrant Agent and the Transfer Agent for Company Class A Ordinary Shares not later than the effective date of any such appointment.

8.2.3 Merger or Consolidation of Warrant Agent. Any corporation into which the Warrant Agent may be merged or with which it may be consolidated or any corporation resulting from any merger or consolidation to which the Warrant Agent shall be a party shall be the successor Warrant Agent under this Agreement without any further act.

8.3 Fees and Expenses of Warrant Agent.

8.3.1 Remuneration. The Company agrees to pay the Warrant Agent reasonable remuneration for its services as such Warrant Agent hereunder and shall, pursuant to its obligations under this Agreement, reimburse the Warrant Agent upon demand for all reasonable and documented third party expenditures that the Warrant Agent may reasonably incur in the execution of its duties hereunder.

8.3.2 Further Assurances. The Company agrees to perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered all such further and other acts, instruments, and assurances as may reasonably be required by the Warrant Agent for the carrying out or performing of the provisions of this Agreement.

8.4 Liability of Warrant Agent.

8.4.1 Reliance on Company Statement. Whenever in the performance of its duties under this Agreement, the Warrant Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a statement signed by the Chief Executive Officer, Chief Financial Officer, President, Executive Vice President, Vice President, Secretary or Chairman of the Board of the Company and delivered to the Warrant Agent. The Warrant Agent may rely upon such statement for any action taken or suffered in good faith by it pursuant to the provisions of this Agreement.

8.4.2 Indemnity. The Warrant Agent shall be liable hereunder only for its own fraud, gross negligence, willful misconduct, bad faith or breach of this Agreement. The Company agrees to indemnify the Warrant Agent and save it harmless against any and all liabilities, including judgments, costs and reasonable counsel fees, for anything done or omitted by the Warrant Agent in the execution of this Agreement, except for any amounts arising out of, in connection with or resulting from the Warrant Agent’s fraud, gross negligence, willful misconduct, bad faith or breach of this Agreement.

8.4.3 Exclusions. The Warrant Agent shall have no responsibility with respect to the validity of this Agreement or with respect to the validity or execution of any Warrant (except its countersignature thereof). The Warrant Agent shall not be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Warrant. The Warrant Agent shall not be responsible to make any adjustments required under the provisions of Section 4 hereof or responsible for the manner, method, or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Company Class A Ordinary Shares to be issued pursuant to this Agreement or any Warrant or as to whether any Company Class A Ordinary Shares shall, when issued, be valid and fully paid and non-assessable.

8.5 Acceptance of Agency. The Warrant Agent hereby accepts the agency established by this Agreement and agrees to perform the same upon the terms and conditions herein set forth and among other things, shall account promptly to the Company with respect to Warrants exercised and concurrently account for, and pay to the Company, all monies received by the Warrant Agent for the purchase of Company Class A Ordinary Shares through the exercise of the Warrants.

9 Miscellaneous Provisions.

9.1 Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

9.2 Notices. Any notice, statement or demand authorized by this Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on the Company shall be sufficiently given when so delivered if by hand or overnight delivery, one business day after delivery to an overnight courier servicer, or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, in each case addressed (until another address is filed in writing by the Company with the Warrant Agent), as follows:

Satellogic Inc.

c/o Nettar Group Inc.

Email: ceo@satellogic.com, gc@satellogic.com

Attention: Emiliano Kargieman, Rebeca Brandys

with a copy (which shall not constitute notice) to:

Friedman Kaplan Seiler & Adelman LLP

7 Times Square

New York, NY 10036-6516

Email: areindel@fklaw.com

Attention: Asaf Reindel

and

Greenberg Traurig LLP

333 SE 2nd Avenue

Suite 4400

Miami, FL 33131

Email: annexa@gtlaw.com

Attention: Alan I. Annex

Any notice, statement or demand authorized by this Agreement to be given or made by the holder of any Warrant or by the Company to or on the Warrant Agent shall be sufficiently given when so delivered if by hand or overnight delivery, one business day after delivery to an overnight courier servicer, or if sent by certified mail or private courier service within five (5) days after deposit of such notice, postage prepaid, in each case addressed (until another address is filed in writing by the Warrant Agent with the Company), as follows:

Continental Stock Transfer & Trust Company

1 State Street, 30th Floor

New York, NY 10004

Attention: Compliance Department

9.3 Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. Each party hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York in the Borough of Manhattan or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. Each party hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Notwithstanding the foregoing, the provisions of this paragraph will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 9.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York in the Borough of Manhattan or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any warrant holder, such warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York in the Borough of Manhattan or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

9.4 Persons Having Rights under this Agreement. Nothing in this Agreement shall be construed to confer upon, or give to, any person or corporation other than the parties hereto and the Registered Holders of the Warrants any right, remedy, or claim under or by reason of this Agreement or of any covenant, condition, stipulation, promise, or agreement hereof. All covenants, conditions, stipulations, promises, and agreements contained in this Agreement shall be for the sole and exclusive benefit of the parties hereto and their successors and assigns and of the Registered Holders of the Warrants.

9.5 Examination of the Warrant Agreement. A copy of this Agreement shall be available at all reasonable times at the office of the Warrant Agent in the Borough of Manhattan, City and State of New York, for inspection by the Registered Holder of any Warrant. The Warrant Agent may require any such holder to submit such holder’s Warrant for inspection by the Warrant Agent.

9.6 No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

9.7 Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

9.8 Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.

9.9 Amendments. This Agreement may be amended by the parties hereto without the consent of any Registered Holder (i) for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained herein or adding or changing any other provisions with respect to matters or questions arising under this Agreement as the parties may deem necessary or desirable and that the parties deem shall not adversely affect the interest of the Registered Holders, and (ii) to provide for the delivery of Alternative Issuance pursuant to Section 4.4. All other modifications or amendments, including any amendment to increase the applicable Warrant Price or shorten the Exercise Period of a Warrant, shall require the vote or written consent of the Registered Holders of a majority of the then outstanding Warrants. Notwithstanding the foregoing, the Company may lower the applicable Warrant Price or extend the duration of the Exercise Period of a Warrant pursuant to Sections 3.1 and 3.2, respectively, without the consent of the Registered Holders. All modifications or amendments to the Private Placement Warrants, the Public Warrants and/or the Other Warrants shall be offered to the Registered Holders of the then outstanding Warrants, for their acceptance or refusal based on the vote or written consent of the Registered Holders of a majority of the then outstanding Warrants.

9.10 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

SATELLOGIC INC.

By:
Name:	Emiliano Kargimean
Title:	Chief Executive Officer

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:
Name:	Steven Vacante
Title:	Vice President

[Signature Page to Warrant Agreement – Satellogic Inc.]

EXHIBIT A

[Form of Warrant Certificate]

[FACE]

Number

Warrants

THIS WARRANT SHALL BE VOID IF NOT EXERCISED PRIOR TO

THE EXPIRATION OF THE EXERCISE PERIOD PROVIDED FOR

IN THE WARRANT AGREEMENT DESCRIBED BELOW

SATELLOGIC INC.

Incorporated Under the Laws of the State of Delaware

CUSIP [    ]

Warrant Certificate

This Warrant Certificate certifies that , or registered assigns, is the registered holder of warrant(s) evidenced hereby (the “Warrants” and each, a “Warrant”) to purchase Class A ordinary shares, $0.0001 par value per share (“Company Class A Ordinary Shares”), of Satellogic Inc., a company limited by shares incorporated under the laws of the British Virgin Islands (the “Company”). Each Warrant entitles the holder, upon exercise during the period set forth in the Warrant Agreement referred to below, to receive from the Company that number of fully paid and non-assessable Company Class A Ordinary Shares as set forth below, at the exercise price (the “Exercise Price”) as determined pursuant to the Warrant Agreement, payable in lawful money (or through “cashless exercise” as provided for in the Warrant Agreement) of the United States of America upon surrender of this Warrant Certificate and payment of the Exercise Price at the office or agency of the Warrant Agent referred to below, subject to the conditions set forth herein and in the Warrant Agreement. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Each whole Warrant is initially exercisable for one fully paid and non-assessable Company Class A Ordinary Share. No fractional shares will be issued upon exercise of any Warrant. If, upon the exercise of Warrants, a holder would be entitled to receive a fractional interest in a Company Class A Ordinary Share, the Company will, upon exercise, round down to the nearest whole number the number of Company Class A Ordinary Shares to be issued to the Warrant holder. The number of Company Class A Ordinary Shares issuable upon exercise of the Warrants is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

The initial Exercise Price per Company Class A Ordinary Share for any Warrant is equal to $[10.00]/[15.00] per Company Class A Ordinary Share. The Exercise Price is subject to adjustment upon the occurrence of certain events set forth in the Warrant Agreement.

Subject to the conditions set forth in the Warrant Agreement, the Warrants may be exercised only during the Exercise Period and to the extent not exercised by the end of such Exercise Period, such Warrants shall become void. The Warrants may be redeemed, subject to certain conditions, as set forth in the Warrant Agreement.

Reference is hereby made to the further provisions of this Warrant Certificate set forth on the reverse hereof and such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Warrant Certificate shall not be valid unless countersigned by the Warrant Agent, as such term is used in the Warrant Agreement.

This Warrant Certificate shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to conflicts of laws principles thereof.

SATELLOGIC INC.

By:

Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY, as Warrant Agent

By:

Name:
Title:

[Form of Warrant Certificate]

[Reverse]

The Warrants evidenced by this Warrant Certificate are part of a duly authorized issue of Warrants entitling the holder on exercise to receive Company Class A Ordinary Shares and are issued or to be issued pursuant to a Warrant Agreement dated as of [__], 2022 (the “Warrant Agreement”), duly executed and delivered by the Company to Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent (the “Warrant Agent”), which Warrant Agreement is hereby incorporated by reference in and made a part of this instrument and is hereby referred to for a description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Warrant Agent, the Company and the holders (the words “holders” or “holder” meaning the Registered Holders or Registered Holder) of the Warrants. A copy of the Warrant Agreement may be obtained by the holder hereof upon written request to the Company. Defined terms used in this Warrant Certificate but not defined herein shall have the meanings given to them in the Warrant Agreement.

Warrants may be exercised at any time during the Exercise Period set forth in the Warrant Agreement. The holder of Warrants evidenced by this Warrant Certificate may exercise them by surrendering this Warrant Certificate, with the form of election to purchase set forth hereon properly completed and executed, together with payment of the Exercise Price as specified in the Warrant Agreement (or through “cashless exercise” as provided for in the Warrant Agreement) at the principal corporate trust office of the Warrant Agent. In the event that upon any exercise of Warrants evidenced hereby the number of Warrants exercised shall be less than the total number of Warrants evidenced hereby, there shall be issued to the holder hereof or his, her or its assignee, a new Warrant Certificate evidencing the number of Warrants not exercised.

Notwithstanding anything else in this Warrant Certificate or the Warrant Agreement, no Warrant may be exercised unless at the time of exercise (i) a registration statement covering the Company Class A Ordinary Shares to be issued upon exercise is effective under the Securities Act and (ii) a prospectus thereunder relating to the Company Class A Ordinary Shares is current, except through “cashless exercise” as provided for in the Warrant Agreement.

The Warrant Agreement provides that upon the occurrence of certain events the number of Company Class A Ordinary Shares issuable upon exercise of the Warrants set forth on the face hereof may, subject to certain conditions, be adjusted. If, upon exercise of a Warrant, the holder thereof would be entitled to receive a fractional interest in a Class A Ordinary Share, the Company shall, upon exercise, round down to the nearest whole number of Company Class A Ordinary Shares to be issued to the holder of the Warrant.

Warrant Certificates, when surrendered at the principal corporate trust office of the Warrant Agent by the Registered Holder thereof in person or by legal representative or attorney duly authorized in writing, may be exchanged, in the manner and subject to the limitations provided in the Warrant Agreement, but without payment of any service charge, for another Warrant Certificate or Warrant Certificates of like tenor evidencing in the aggregate a like number of Warrants.

Upon due presentation for registration of transfer of this Warrant Certificate at the office of the Warrant Agent, a new Warrant Certificate or Warrant Certificates of like tenor and evidencing in the aggregate a like number of Warrants shall be issued to the transferee(s) in exchange for this Warrant Certificate, subject to the limitations provided in the Warrant Agreement, without charge except for any tax or other governmental charge imposed in connection therewith.

The Company and the Warrant Agent may deem and treat the Registered Holder(s) hereof as the absolute owner(s) of this Warrant Certificate (notwithstanding any notation of ownership or other writing hereon made by anyone), for the purpose of any exercise hereof, of any distribution to the holder(s) hereof, and for all other purposes, and neither the Company nor the Warrant Agent shall be affected by any notice to the contrary. Neither the Warrants nor this Warrant Certificate entitles any holder hereof to any rights of a shareholder of the Company.

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive Company Class A Ordinary Shares and herewith tenders payment for such Company Class A Ordinary Shares to the order of Satellogic Inc. (the “Company”) in the amount of $[__] in accordance with the terms hereof. The undersigned requests that a certificate for such Company Class A Ordinary Shares be registered in the name of [__], whose address is [__], and that such Company Class A Ordinary Shares be delivered to [__] whose address is [__]. If said number of Company Class A Ordinary Shares is less than all of the Company Class A Ordinary Shares purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such Company Class A Ordinary Shares be registered in the name of [__], whose address is [__] and that such Warrant Certificate be delivered to [__], whose address is [__].

In the event that the Warrant has been called for redemption by the Company pursuant to Section 6 of the Warrant Agreement and the Company has required cashless exercise pursuant to Section 6.3 of the Warrant Agreement, the number of Company Class A Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(b) and Section 6.3 of the Warrant Agreement. In the event that the Warrant is to be exercised on a “cashless” basis pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of Company Class A Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.

In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 7.4 of the Warrant Agreement, the number of Company Class A Ordinary Shares that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of Company Class A Ordinary Shares that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive Company Class A Ordinary Shares. If said number of Company Class A Ordinary Shares is less than all of the Company Class A Ordinary Shares purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such Company Class A Ordinary Shares be registered in the name of [__], whose address is [__] and that such Warrant Certificate be delivered to [__], whose address is [__].

[Signature Page Follows]

Date: , 20
(Signature)
(Address)
(Tax Identification Number)

Signature Guaranteed:

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO S.E.C. RULE 17Ad-15 (OR ANY SUCCESSOR RULE)).

EXHIBIT B

LEGEND

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND ANY APPLICABLE STATE SECURITIES LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SUBSCRIPTION AGREEMENT DATED AS OF JANUARY 18, 2022, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”), AND THE HOLDERS OF THE ISSUERS SECURITIES AND CERTAIN OTHER PARTIES NAMED THEREIN. A COPY OF SUCH SUBSCRIPTION AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.

SECURITIES EVIDENCED BY THIS CERTIFICATE AND CLASS A ORDINARY SHARES OF THE COMPANY ISSUED UPON EXERCISE OF SUCH SECURITIES SHALL BE ENTITLED TO REGISTRATION RIGHTS UNDER A REGISTRATION RIGHTS AGREEMENT TO BE EXECUTED BY THE COMPANY.”

Exhibit B

Accredited Investor Questionnaire

Capitalized terms used and not defined in this Exhibit A shall have the meanings given in the Subscription Agreement to which this Exhibit A is attached.

The undersigned represents and warrants that the undersigned is an “institutional account” as such term is defined in FINRA Rule 4512(c).

The undersigned represents and warrants that the undersigned is an “accredited investor” as such term is defined in Rule 501(a) (1), (2), (3), (7) or (9) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below (please check all boxes that apply):

(i)  A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

(ii) A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(iii)   An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the Commission under the section 203(l) or (m) of the Investment Advisers Act;

(iv) An insurance company as defined in section 2(13) of the Exchange Act;

(v) An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act;

(vi) A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

(vii)  A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(viii)  An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(ix) A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(x)   An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the securities, with total assets in excess of $5,000,000;

(xi) A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Issuer;

(xii) an entity in which all of the equity owners are “accredited investors”;

(xiii) An entity, of a type not listed in any of the foregoing paragraphs, not formed for the specific purpose of acquiring the securities and owning investments in excess of $5,000,000; and/or

(xiv) The Subscriber does not qualify under any of the investor categories set forth in (i) through (xiii) above.

2.1	Type of the Subscriber. Indicate the form of entity of the Subscriber:

☐	Limited Partnership	☐	Corporation
☐	General Partnership	☐	Revocable Trust
☐	Other Type of Trust (indicate type):
☐	Other (indicate form of organization):

Subscriber:

Subscriber Name:

By:

Signatory Name:
Signatory Title:

Exhibit C

Amended Articles

[See attached]

ANNEX C

Liberty Letter Agreement

SATELLOGIC INC.

January 18, 2022

Liberty Strategic Capital (SATL) Holdings, LLC

2001 Pennsylvania Avenue, NW

Washington, D.C. 20006-1850

Re: Letter Agreement

Reference is made to that certain Subscription Agreement (the “Subscription Agreement”), dated as of the date hereof, by and among Satellogic Inc., an exempted company limited by shares incorporated under the laws of the British Virgin Islands (together with its successors and assigns, the “Issuer”), CF Acquisition Corp. V, a Delaware corporation, and Liberty Strategic Capital (SATL) Holdings, LLC, a Cayman Islands limited liability company (the “Subscriber”), pursuant to which, among other things, the Subscriber subscribed for and agreed to purchase from the Issuer, and the Issuer agreed to issue and sell to the Subscriber 20,000,000 Issuer Shares (the “Subscriber Shares”) and 20,000,000 PIPE Warrants. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Subscription Agreement. In connection with the Subscription Agreement, the parties hereto agree as follows:

1. Advisory Fee. Subject to Paragraph 3 below and to the occurrence of the Closing and the Transaction Closing, as an advisory fee for advisory services to be provided by Subscriber and the Subscriber Directors to the Issuer, the Issuer agrees to (a) on the Closing Date, issue to Liberty 77 Capital L.P., a Delaware limited partnership and the manager of the Subscriber (the “Manager”), an aggregate of 2,500,000 warrants, each warrant providing the holder thereof the right to purchase one (1) share of Class A ordinary shares, par value $0.0001 per share (“Class A Shares”), of the Issuer at an exercise price of $10 per Class A Share (the “Advisory Fee Warrants”) and (b) pay the Manager $1,250,000 in cash by wire transfer of immediately available funds to an account designated in writing by the Manager, on the eighteen (18) month anniversary of the Closing Date and on the last day (or, if not a Business Day, the immediately following Business Day) of each of the following five (5) successive three-month anniversaries of such 18-month anniversary (each, a “Fee Installment”), representing aggregate Fee Installments of up to $7,500,000. The Advisory Fee Warrants shall be subject to substantially the same terms as those set forth in the Warrant Agreement attached as Exhibit A to the Subscription Agreement (the “Warrant Agreement”). The provisions of Section 4 of the Warrant Agreement (applied mutatis mutandis as if set forth in this letter agreement) shall apply to the Advisory Fee Warrants. Subscriber agrees to be reasonably available and to make the Subscriber Directors reasonably available from time to time to advise the Issuer until a Cessation Event. Section 10 (Registration Rights) of the Subscription Agreement as it applies to the Subscriber Warrant Shares (as defined in the Subscription Agreement) will apply, mutatis mutandis, to the shares underlying Advisory Fee Warrants, as if it had been fully set forth herein.

2. Director Nomination Rights.

(a) Each of the Subscriber, Emiliano Kargieman (“Kargieman”) (subject to the terms and conditions of clause (i) below), and CFAC Holdings V, LLC (“Cantor”, and collectively with the Subscriber and Kargieman, the “Voting Parties” and each, individually, a “Voting Party”) agrees to vote, or cause to be voted, all shares of the Issuer owned by such Voting Party, or over which such Voting Party has voting control (including causing its affiliates to vote), from time to time and at all times such obligations remain in effect in accordance with the terms hereof, in whatever manner as shall be necessary to ensure that at each annual or special meeting of shareholders of the Issuer at which an election of directors is held, the following persons shall be elected to the Board (subject to any such nominee or the party entitled to nominate such person waiving such obligation in writing):

(i) Subject to Paragraph 3 below and to the occurrence of the Closing and the Transaction Closing, from and after the Closing and the Transaction Closing, two (2) persons designated by the Subscriber, one such person being Secretary Steven Terner Mnuchin (“Secretary Mnuchin”), and a second designee who shall be reasonably acceptable to the Issuer (the “Subscriber Directors”). Any Subscriber Director who is an employee of the Manager or any of its affiliates and holds a title of managing director or senior managing director shall be deemed “reasonable” for purposes of this Paragraph 2(a)(i). The Subscriber Directors shall initially consist of (I) Secretary Mnuchin as the non-executive Chairman of the Board, and (II) a person to be designated by the Subscriber prior to the Closing (the “Initial Subscriber Directors”), and the Issuer shall take all necessary action to cause the appointment of the Initial Subscriber Directors to the Board as “Class I” directors, which term expires in 2025, in accordance with the Issuer’s governing documents at the Closing, subject to the occurrence of the Closing and the Transaction Closing. For so long as Secretary Mnuchin is a Subscriber Director, he shall be the non-executive Chairman of the Board and Kargieman and Cantor shall not be required to vote for any person designated by Liberty to replace Secretary Mnuchin unless such party consents in writing to such replacement, such consent not to be unreasonably withheld. By signing below, Kargieman agrees to cause any transferee of any Class B ordinary shares, par value $0.0001 per share, of the Issuer (“Class B Shares”) held by him to agree, as a condition to such Transfer, to all of the obligations of Kargieman under this letter agreement (other than in the case of a Transfer of Class B Shares to a transferee that would result in automatic conversion of such Class B Shares into Class A Shares in accordance with the terms of the memorandum and articles of association of the Issuer).

(ii) Two (2) persons designated by Kargieman, one such person being Kargieman, and a second designee who shall be reasonably acceptable to each of the Subscriber and Cantor (the “EK Directors”), which shall initially include Kargieman and Marcos Galperin, for so long as Kargieman and his affiliates continue to own beneficially an aggregate of at least one-third (1/3) of the number of shares of the Issuer that Kargieman will own on the date of the Transaction Closing (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like). Kargieman shall not designate another person to replace him without the written consent of Subscriber and Cantor which, consent, if Kargieman is no longer Chief Executive Officer of the Company, shall not be unreasonably withheld.

(iii) Howard Lutnick (the “Cantor Director”), for so long as Cantor and its affiliates continue to own beneficially an aggregate of at least one-third (1/3) of the number of shares of the Issuer that Cantor will own on the date of the Closing (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like).

(b) Subject to applicable law, the Issuer shall take all necessary action to cause such directors as set forth in Paragraph 2(a) to be elected to the Board. The Subscriber, Kargieman and Cantor shall each promptly cooperate with the Issuer’s taking of such actions, including, without limitation, by timely providing all information reasonably requested by the Issuer with respect to each Subscriber Director, each EK Director and the Cantor Director. In addition to the directors elected pursuant to Paragraph 2(a), the Board shall also initially include Ted Wang, Brad Halverson, and another person designated by Kargieman who shall be reasonably acceptable to Subscriber, whose appointment shall be in compliance with NASDAQ listing requirements.

(c) Until the occurrence of a Cessation Event, in the event that the Subscriber or Kargieman has not nominated the total number of Subscriber Directors or EK Directors, as the case may be, the Subscriber or Kargieman, as applicable, shall be entitled to nominate pursuant to Paragraph 2(a)(i) or (ii) above, respectively, in accordance with the memorandum and articles of association of the Issuer such additional Subscriber Directors or EK Directors to which it is entitled in accordance with Paragraph 2(a)(i) or (ii), in which case, the Issuer and the Board shall take all necessary corporation action, to the fullest extent permitted by applicable law, to (i) enable the Subscriber or Kargieman, as applicable, to nominate and effect the nomination and election of such additional Subscriber Director(s) or EK Director(s), as the case may be, whether by increasing the size of the Board or otherwise, and (ii) to designate such additional Subscriber Director(s) or EK Director(s), as the case may be, to fill such newly created vacancies or to fill any other existing vacancies.

(d) From and after the Closing and the Transaction Closing until the occurrence of a Cessation Event, the Subscriber shall have the right to nominate one Subscriber Director to serve on each committee of the Board, provided that any such nominee shall be a director and shall be eligible to serve on the applicable committee under applicable law or listing standards of the Nasdaq or New York Stock Exchange (as applicable), including any applicable independence requirements (subject in each case to any applicable exceptions, including those for newly public companies and for “controlled companies,” and any applicable phase-in periods). Any additional members shall be determined by the Board. Each Subscriber Director nominated and appointed to serve on a Board committee pursuant to this Paragraph 2(c) shall have the right to remain on such committee so long as the Subscriber is entitled to nominate such director to the Board and such Subscriber Director is entitled to be a director of the Issuer under Paragraph 3(b) below. Unless the Subscriber notifies the Issuer otherwise prior to the time the Board takes action to change the composition of a Board committee, and if a Cessation Event has not yet occurred at the time the Board takes action to change the composition of any such Board committee, any Subscriber Director currently designated by the Subscriber to serve on a committee shall be presumed to be re-nominated to such Board committee.

(e) In the event that any Subscriber Director or EK Director shall cease to serve as a Subscriber Director or EK Director, respectively, for any reason, the Subscriber or Kargieman, as the case may be, shall be entitled to nominate such person’s successor in accordance with this letter agreement and the Board shall promptly fill the vacancy with such successor nominee; it being understood that any such nominee shall be entitled to continue to so serve as a director so long as the Subscriber is entitled to nominate Subscriber Directors or Kargieman is entitled to nominate EK Directors, as the case may be, to the Board and such Subscriber Director or EK Director, respectively, was entitled to be a director of the Issuer under Paragraph 3(b) below (in the case of a Subscriber Director) or Paragraph 2(a)(ii) (in the case of an EK Director).

(f) If a Subscriber Director or EK Director is not appointed or elected to the Board because of such person’s death, disability, disqualification, withdrawal as a nominee or is unavailable or unable to serve on the Board for any other reason, the Subscriber or Kargieman, as applicable, shall be entitled to nominate promptly another Subscriber Director or EK Director, respectively, and the director position for which the original Subscriber Director or EK Director was nominated shall not be filled pending such nomination.

(g) So long as the Subscriber has the right to nominate Subscriber Directors pursuant to this letter agreement or any Subscriber Director is serving on the Board, the Issuer shall maintain in effect at all times directors and officers indemnity insurance coverage reasonably satisfactory to the Subscriber, and the Issuer’s governing documents (as may be further amended, supplemented or waived in accordance with its terms) shall at all times provide for indemnification, exculpation and advancement of expenses to the fullest extent permitted under applicable law.

(h) At any time that the Subscriber has the right nominate Subscriber Directors to the Board pursuant to this letter agreement, the Issuer shall not increase or decrease the maximum number of directors permitted to serve on the Board without the prior written consent of the Subscriber.

(i) At any time that the Subscriber has the right to nominate Subscriber Directors pursuant to this letter agreement, the Issuer shall not take any action, including making or recommending any amendment to the Issuer’s governing documents that could reasonably be expected to adversely affect the Subscriber’s rights under this letter agreement and. Subscriber hereby consents to the amendments to the memorandum and articles of association of the Issuer reflected in Annex A attached hereto.

(j) The Issuer agrees that prior to the occurrence of a Cessation Event, (i) each Subscriber Director will be included in the Board’s slate of nominees to the Issuer’s shareholders (the “Board’s Slate”) for each election of a class of directors to which the relevant Subscriber Director belongs, and (ii) each such Subscriber Director will be included in the proxy statement prepared by management of the Issuer in connection with soliciting proxies for every meeting of the shareholders of the Issuer called with respect to the election of members of the Board of the class of directors to which the relevant Subscriber Director belongs (each, a “Director Election Proxy Statement”), and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of the Issuer or the Board with respect to the election of members of the Board of the class of directors to which the relevant Subscriber Director belongs. The Issuer agrees to provide written notice of the commencement the preparation of a Director Election Proxy Statement to the Subscriber at least 20 business days, but no more than 60 business days, prior to the earlier of the mailing and the filing date of any Director Election Proxy Statement. The Subscriber shall be deemed to re-nominate the incumbent Subscriber Directors unless, subject to Paragraph 2(a) above, Subscriber notifies Issuer in writing as to the nomination of replacement Subscriber Director(s) at least 90 days prior to the date of such shareholders meeting.

(k) The Issuer shall pay all reasonable out-of-pocket expenses incurred by any Subscriber Director in connection with the performance of his or her duties as a director and in connection with his or her attendance at any meeting of the Board.

3. Cessation Event. Notwithstanding Paragraphs 1 and 2 above, in the event that the Subscriber and its affiliates (as used in this letter agreement, the term “affiliate(s)” shall have the meaning ascribed to it in the Subscription Agreement and, with respect to the Subscriber, may only include entities that are managed by the Manager or its affiliates) Transfer, in the aggregate with all prior Transfers of Subscriber Shares, Subscriber Warrant Shares and shares purchased by exercise of the Advisory Fee Warrants by the Subscriber and its affiliates, to any person(s) who are not affiliates of the Subscriber, economic ownership of a number of Subscriber Shares, Subscriber Warrant Shares and shares purchased by exercise of the Advisory Fee Warrants such that the Subscriber and its affiliates no longer hold the economic ownership in an aggregate of at least 6,666,666 (subject to appropriate adjustment for any stock splits, stock dividends, combinations, recapitalizations and the like) Issuer Shares (a “Cessation Event”):

(a) From and after the Cessation Event no Fee Installments shall be made and Paragraph 1 above shall be of no further force and effect. The Subscriber shall deliver written notice to the Issuer of a Cessation Event prior to the Cessation Event; provided that if such prior notice is not commercially feasible under the circumstances, such notice shall be delivered within two (2) Business Days of the Cessation Event (the ”Notice Period”); and

(b) The Subscriber shall no longer have any right to nominate any director to the Board from and after the Cessation Event and Paragraph 2 above shall be of no further force and effect; provided, however, that each incumbent Subscriber Director shall be entitled to serve as a director on the Board until the next election of directors of any class (whether or not of the same class of such Subscriber Director), but in no event more than one year following a Cessation Event. Shareholders of the Issuer shall have the right to remove any Subscriber Director who shall fail to resign as of the end of the period specified in this Paragraph 3(b).

4. Certain Share Issuances. So long as Class B Ordinary Shares of the Issuer are outstanding, the issuance by Issuer, in a single transaction or a series of related transactions, of a number of shares that equals or exceeds 20% of the then outstanding number of ordinary shares of the Issuer on a fully-diluted basis (assuming exercise of all options and warrants of the Issuer) shall require the written consent of Subscriber; provided that no such consent shall be required if such issuance of shares is made in connection with (i) any acquisition by the Issuer of any equity interests, assets, properties, or business of any person; (ii) any merger, consolidation, or other business combination involving the Issuer; (iii) any transaction or series of related transactions involving a Change of Control (as defined below); or (iv) any equity split, payment of distributions, or any similar recapitalization. “Change of Control” shall be deemed to have occurred if, after the date hereof, (i) the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of securities representing more than 50% of the combined voting power of the Issuer is acquired by any person (other than the Issuer, any subsidiary of the Issuer, or any trustee or other fiduciary holding securities under an employee benefit plan of the Issuer), (ii) the merger or consolidation of the Issuer with or into another person where the shareholders of the Issuer, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule

13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate 50% or more of the combined voting power of the securities of the corporation issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any) in substantially the same proportion as their ownership of the Issuer immediately prior to such merger or consolidation, or (iii) the sale or other disposition of all or substantially all of the Issuer’s assets to any person, other than a sale or disposition by the Issuer of all or substantially all of the Issuer’s assets to an entity, at least 50% of the combined voting power of the voting securities of which are owned directly or indirectly by shareholders of the Issuer, immediately prior to the sale or disposition, in substantially the same proportion as their ownership of the Issuer immediately prior to such sale or disposition. In this Paragraph 4, “person” shall have the meaning set forth in sections 13(d) and 14(d) of the Exchange Act.

5. Lock-Up. Subject to the occurrence of the Closing and the Transaction Closing, so long as the Subscriber Securities are subject to lock-up obligations (including those set forth in Section 8 of the Subscription Agreement), the Issuer agrees not to waive or agree to shorten any contractual lock-up obligations that exist as of the date hereof without the written consent of the Manager.

6. Expense Reimbursement. Subject to the occurrence of the Closing and the Transaction Closing, at the Closing, the Issuer shall reimburse the Subscriber for all reasonable and documented out-of-pocket expenses of the Subscriber incurred in connection with the transaction contemplated by this letter agreement and the Subscription Agreement, up to $250,000.

7. Miscellaneous. Sections 12 (a), (c), (e), (f), (g), (h), (i), (j), (k), (l), (m) and (n) of the Subscription Agreement are incorporated herein by reference (applied mutatis mutandis as if set forth in this letter agreement). This letter agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successors and assigns, except for the Manager, which shall be an express third party beneficiary of this letter agreement with respect to Paragraph 1. This letter agreement shall only be amended with the prior written consent of the Issuer and the Subscriber. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The Subscriber shall not be obligated to nominate all (or any) of the Subscriber Directors it is entitled to nominate pursuant to this letter agreement for any election of directors and the failure to do so shall not constitute a waiver of its rights hereunder with respect to future elections.

[Signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

SATELLOGIC INC.

By:	/s/ Emiliano Kargieman
Name: Emiliano Kargieman
Title: Chief Executive Officer

Address for Notice:

Satellogic Inc.

c/o Nettar Group Inc.

Email: ceo@satellogic.com, gc@satellogic.com

Attention: Emiliano Kargieman

with a copy (which shall not constitute notice) to:

Friedman Kaplan Seiler & Adelman LLP

7 Times Square

New York, NY 10036-6516

Email: areindel@fklaw.com

Attention: Gregg S. Lerner, Asaf Reindel

and

Greenberg Traurig LLP

333 SE 2nd Avenue

Suite 4400

Miami, FL 33131

Email: annexa@gtlaw.com

Attention: Alan I. Annex

Agreed to for the purpose of Paragraph 2:

/s/ Emiliano Kargieman
Emiliano Kargieman

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

LIBERTY STRATEGIC CAPITAL (SATL) HOLDINGS, LLC

By:	Liberty 77 Fund L.P., Liberty 77 Fund USTE L.P. and Liberty 77 Fund International L.P., its managing members

By:	Liberty 77 Capital GenPar L.P., its general partner

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Steven T. Mnuchin
Name: Steven T. Mnuchin
Title: Chief Executive Officer

Address for Notice:

Liberty Strategic Capital (SATL) Holdings, LLC

2001 Pennsylvania Avenue, NW

Washington, D.C. 20006-1850

Email: Brian Callanan and Jesse Burwell

Attention: brian@libertycapitallp.com; jesse@libertycapitallp.com with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Email: eching@paulweiss.com

Attention: Ellen Ching

IN WITNESS WHEREOF, the parties hereto have caused this letter agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Agreed to for the purpose of Paragraph 2:

CFAC HOLDINGS V, LLC

By:	/s/ Howard Lutnick
Name: Howard Lutnick
Title: Chief Executive Officer

Address for Notice:

CFAC Holdings V, LLC

110 East 59th Street

New York, NY 10022

Attention: Chief Executive Officer

Email: CFV@cantor.com

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Ken Lefkowitz

Email: ken.lefkowitz@hugheshubbard.com

Annex A

Memorandum and Articles of Association of the Issuer